As filed with the Securities and Exchange Commission on May 9, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chipotle Mexican Grill, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5810	84-1219301
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1543 Wazee Street, Suite 200

Denver, CO 80202

(303) 595-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Montgomery F. Moran

Chipotle Mexican Grill, Inc.

1543 Wazee Street, Suite 200

Denver, CO 80202

(303) 595-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Vincent J. Pisano, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, NY 10022 (212) 446-4800	Bryant S. Messner, Esq. Messner & Reeves, LLC 1430 Wynkoop Street, Suite 400 Denver, CO 80202 (303) 623-1800	Janet L. Fisher, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Class A Common Stock, par value $0.01 per share, offered by the selling shareholders	4,824,630	$53.98	$260,433,527	$27,866.39

(1)	Including shares of class A common stock which may be purchased by the underwriters from the selling shareholders to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices for the class A common stock as reported by the NYSE Consolidated Tape on May 2, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued May 9, 2006

4,195,331 Shares

CLASS A COMMON STOCK

The selling shareholders named in this prospectus, including McDonald’s Ventures, LLC, are offering 4,195,331 shares of our class A common stock. We will not receive any proceeds from the sale of our class A common stock by the selling shareholders.

Our class A common stock is listed on the New York Stock Exchange under the symbol “CMG.” On May 5, 2006, the closing sale price of our common stock as reported by the NYSE Consolidated Tape was $56.90 per share.

Investing in our class A common stock involves risks. See “ Risk Factors” beginning on page 9.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per share	$	$	$
Total	$	$	$

McDonald’s Ventures, LLC has granted the underwriters the right to purchase an additional 629,299 shares of class A common stock to cover over-allotments. The underwriters expect to deliver the shares of common stock to purchasers on     , 2006.

The U.S. Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY	COWEN AND COMPANY

BANC OF AMERICA SECURITIES LLC

CITIGROUP

JPMORGAN

MERRILL LYNCH & CO.

SUNTRUST ROBINSON HUMPHREY

                     , 2006

Chipotle
MEXICAN GRILL
Chipotle
MEXICAN GRILL

MEXICAN GRILL

Chipotle

BURRITO
Giant flour tortilla, cilantro-lime rice, choice of pinto or vegetarian black beans, choice of meat, choice of salsa, cheese or sour cream. The vegetarian burrito comes with guacamole.

FAJITA BURRITO
Just like a burrito but with sautéed peppers and onions instead of beans. The vegetarian fajita has both sautéed veggies and black beans instead of meat, and comes with guacamole.

BURRITO BOL
Burrito or fajita in a bowl, no tortilla.

TACOS
Three soft flour or four crispy corn tortillas, choice of meat, choice of salsa, cheese or sour cream, and romaine lettuce.

SALAD
Leafy romaine lettuce with beans, choice of meat, salsa & cheese, with freshly made chipotle-honey vinaigrette.
(add .50 to any of the below)

WITH

CHICKEN 5.45
Naturally raised, vegetarian fed chicken, marinated for hours in our chipotle pepper adobo, then simply grilled.

STEAK 5.75
Naturally raised beef, marinated for hours in our chipotle adobo, then grilled.

CARNITAS 5.75
Naturally raised pork, seasoned with thyme, bay leaves, juniper berries and freshly cracked black pepper - seared, then braised for hours.

BARBACOA 5.75
Spicy shredded, naturally raised beef, braised with our own chipotle adobo, cumin, cloves, garlic and oregano.

VEGETARIAN 5.10
Includes our fresh-made guacamole and vegetarian black beans. Add sautéed peppers and onions for a vegetarian fajita.

All of the above are natural vegetarian-fed meats, free of subtherapeutic antibiotics and growth promoting hormones.

SALSAS

Roasted Chili-Corn	medium
Tomatillo-Green Chili	medium
Tomatillo-Red Chili	hot
Fresh Tomato	mild

EXTRAS

Chips & Guacamole	1.95
Chips & Salsa	1.25
Guacamole	1.25
Chips	.70

DRINKS

Margarita	3.00
Specialty Beer	3.00
Domestic Beer	2.50
Bottled Drinks	1.50
Soda	1.25/1.50

A FEW THINGS. THOUSANDS OF WAYS.
Don't see what you want? Just ask and we'll put together something special for you.

Chipotle
Chipotle
MEXICAN GRILL

No one is authorized to provide you with information that conflicts with information in the registration statement we have filed with the Securities and Exchange Commission. The selling shareholders are offering to sell, and seeking offers to buy, shares of our class A common stock only where those offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or any sale of our class A common stock occurs.

Neither we nor the selling shareholders have taken any action to permit a public offering of the shares of our class A common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our class A common stock and the distribution of this prospectus outside of the United States.

Except as the context otherwise requires, “Chipotle,” the “Company,” “we,” “our” or “us” refer to Chipotle Mexican Grill, Inc. and its consolidated subsidiaries. “McDonald’s” refers to McDonald’s Corporation or, as the context requires, McDonald’s Ventures, LLC.

“Chipotle,” “Chipotle Mexican Grill,” “Chipotle Mexican Grill (in stylized font),” “Unburritable,” “Food With Integrity,” “Fresh Is Not Enough Anymore,” “The Gourmet Restaurant Where You Eat With Your Hands,” the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you in making your investment decision. You should read the entire prospectus carefully, including the section describing the risks of investing in our class A common stock entitled “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before deciding to buy our class A common stock.

CHIPOTLE MEXICAN GRILL, INC.

When a Chain Isn’t a “Chain”

When Chipotle (pronounced chi-POAT-lay) opened its first restaurant in 1993, the idea was simple: demonstrate that food served fast didn’t have to be a “fast-food” experience. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. When we opened, there wasn’t an industry category to describe what we were doing. Some 12 years and more than 500 company-operated and franchised restaurants later, we compete in a category of dining now called “fast-casual,” the fastest growing segment of the restaurant industry, where customers expect food quality that’s more in line with full-service restaurants, coupled with the speed and convenience of fast food.

Our revenue was $627.7 million in 2005, a 33.3% increase from 2004 and a 98.9% increase from 2003, driven by new restaurant openings and increased average restaurant sales. Our revenue was $187.0 million in the first three months of 2006 compared to $133.4 million for the same period last year, or a 40.2% increase. Since 2003, we have grown from 298 to 496 company-operated restaurants as of March 31, 2006. This increase was driven by 103 openings in 2004, 80 in 2005 and 15 in the first three months of 2006. Average restaurant sales, which we define as the average trailing 12-month sales for company-owned restaurants in operation for at least 12 full months, also grew from $1.274 million for 2003 to $1.361 million for 2004, $1.440 million for 2005 and $1.502 million for the trailing 12-month period ended March 31, 2006, reflecting the growing consumer awareness of our brand as well as our focus on improving customer service time. Our net income (loss) improved from a loss of $(7.7) million in 2003 to income of $6.1 million in 2004, $37.7 million (inclusive of a non-recurring $20.3 million tax benefit) in 2005 and $8.0 million for the first three months of 2006, and our earnings before interest, taxes, depreciation and amortization, or EBITDA, was $7.2 million in 2003, $27.9 million in 2004, $59.0 million in 2005 and $20.7 million for the first three months of 2006.

What We Do Really Well

We do just a few things but try to do them really well, and we plan to keep this intentionally focused strategy as we grow. We elevate basic raw ingredients into food that’s more sophisticated with layers of flavor through our recipes and cooking techniques. Similarly, our restaurant design transforms simple materials in distinctive ways, giving our restaurants a style that’s more architectural in nature and less dependent on standardized design elements. We respect our employees and invite them to share their ideas, which we think inspires them to take pride in their work and increases their dedication to our customers and our company.

“Food With Integrity”

Our focus has always been on using the kinds of higher-quality ingredients and cooking techniques used in high-end restaurants to make great food accessible at reasonable prices. But our vision has evolved. While using a variety of fresh ingredients remains the foundation of our menu, we believe that “fresh is not enough, anymore.” Now we want to know where all of our ingredients come from, so that we can be sure they are as flavorful as possible while understanding the environmental and societal impact of our business. We call this idea “food with integrity,” and it guides how we run our business.

•	Using higher-quality ingredients. We use a variety of ingredients that we purchase from carefully selected suppliers. We concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. Some of the ingredients we use include naturally raised pork, beef and chicken, as well as organically grown and sustainably grown produce, and we continue to investigate using even more naturally raised, organically grown and sustainably grown ingredients, in light of pricing considerations.

•	A few things, thousands of ways. We only serve a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. We plan to keep a simple menu, but we’ll always consider sensible additions. For example, we introduced the burrito bol in 2003—just when the popularity of low-carbohydrate diets exploded—and estimate that we sold about seven million of them in that year. In 2005, we also rolled out a salad.

We believe that our focus on “food with integrity” will resonate with customers as the public becomes increasingly aware of, and concerned about, what they eat.

Our Employees Set Us Apart

We believe that our front-line crew differentiates the Chipotle experience. Virtually all of what our crew does is in view of customers, and because the person who prepares the food is often the same person who serves it, our employees have a strong sense of pride in their work. We think this and our crew’s commitment to our vision contribute to better execution and service and are reflected in our crew turnover rate, which we believe is lower than the average in our industry.

No Two Restaurants Are The Same

The design of each Chipotle restaurant reflects the same idea as our food: a limited number of basic materials used in creative ways. We design each restaurant individually to suit the space. Even the design of our chairs and artwork is unique to Chipotle. The design of our serving line and our open kitchens also exemplify our vision, demonstrating our commitment to cooking fresh food.

Customers Who Sell For Us

We believe the best and most recognizable brands aren’t built through advertising or promotional campaigns alone, but rather through deeply held beliefs evident in how a company runs its business. By adhering to this principle, we believe that Chipotle is becoming a highly recognized brand. We believe the single greatest contributor to our success has been word-of-mouth, with our customers learning about us and telling others. For example, some of our customers have gone so far as to develop websites about Chipotle. Our advertising has a low-key and irreverent tone that has been popular with customers. Our approach has captured the attention of some of the country’s most renowned news media, including the Washington Post, Food and Wine magazine, the New York Times, and several well-regarded food critics, which we think is unusual in our segment of the restaurant industry.

Rapidly Improving Financial Performance

Our simple but effective approach has helped us build a sizeable and loyal customer base and resulted in rapidly improving financial performance over the last five years. Our revenue was $627.7 million in 2005, a 98.9% increase from 2003, driven by new restaurant openings and increased average restaurant sales. Our revenue was $187.0 million in the first three months of 2006, a 40.2% increase from the same period last year. During 2003, 2004, 2005 and the first three months of 2006, we opened 275 restaurants in total. Increases in average restaurant sales have occurred partly because the time it takes for our new restaurants to achieve planned sales volumes, or ramp up, has consistently shortened as we’ve grown and customers have learned about our brand, enabling new restaurants to open with higher average sales. We’ve also had strong growth in comp restaurant sales, which we define as period-over-period sales comparisons for company-owned restaurants in operation at least 12 full months (disregarding the portion of a month in which a restaurant first begins operating), due mainly to an increase in the number of transactions.

Management’s Passion, Not Just Experience

Our senior management is comprised of people who bring a mix of restaurant and business experience to their work. But most importantly, the team is committed to making Chipotle’s vision a part of all facets of our business. Steve Ells, our founder, Chairman and Chief Executive Officer, holds a degree from the Culinary Institute of America. Monty Moran, our President and Chief Operating Officer, joined Chipotle in March 2005, previously serving as chief executive officer of a private law firm, and as general counsel of Chipotle for much of our history. Jack Hartung, our Chief Finance and Development Officer, joined Chipotle in 2002, after spending 18 years with McDonald’s, where he held a variety of management positions, including vice president and chief financial officer for McDonald’s Partner Brands group. Bob Wilner, our Chief Administrative Officer, joined Chipotle in 2002, and previously served as vice president of human resources for McDonald’s Partner Brands group. Together, our senior management team will beneficially own about 5% of the combined voting power of our outstanding stock and 4% of the economic interest in our outstanding common stock after this offering.

Where We Go From Here

We believe that our growth has been driven by the appeal of our food, the clarity of our vision, the increasing strength of our brand and our commitment to constantly improving our customer experience. We anticipate that our growth plans for the foreseeable future will continue to be rooted in these fundamentals as we bring the Chipotle experience to more people.

Focusing On Our Vision to Appeal to Customers

Our menu is intentionally simple. By focusing on just a few menu items, we can concentrate our effort on doing a few things very well. We believe that by focusing on the details of quality, service and the Chipotle experience, we’ll be able to bring great food and our vision to new customers and keep existing customers coming back. We believe that consumers’ increasing concern about the food they eat will foster demand for higher-quality foods. We believe this, in turn, will attract the interest and capital investment of larger farms and suppliers, and help us make our food more accessible, although we’ll continue to balance our interest in advancing “food with integrity” with our desire to provide great food at reasonable prices.

Expanding Our Operations and Sales

We plan to increase both sales and profits by opening new restaurants and increasing comp restaurant sales:

•	Building More Restaurants. We plan to grow in a measured and disciplined way by strategically adding restaurants in existing and new markets. We opened 80 restaurants in 2005 and plan to open a total of between 80 and 90 restaurants in 2006, 15 of which opened during the first three months of 2006. We believe most of our sales increases will come from opening new restaurants.

•	Selling More Food Every Day. We continue to focus on ways to improve the customer experience at our existing restaurants so we can increase comp restaurant sales. We believe that the best way to do this is to speed up our service to sell food to more customers. We’re doing this by, for example, enhancing our staffing and training models, expanding our use of fax service lines and implementing our new online ordering system. These changes allow us to accommodate more customers and larger orders without disrupting restaurant traffic. We’ll also consider additions to our menu that could enable us to enhance sales. For example, in 2005 we rolled out a salad that uses essentially the same ingredients as our burritos and tacos. We believe that another way we can grow sales is by getting more people to try our food. We hope to keep expanding brand awareness.

Risks of Investing in Chipotle

Our business involves various risks, including the rapid increase in the number of our restaurants; various aspects of our relationship with McDonald’s, including our ability to manage relationships and obtain services McDonald’s currently manages or obtains on our behalf, particularly in light of McDonald’s announcement that it will dispose of its remaining interest in us by year-end 2006 as described below; our lack of independent operating history as a large company; our ability to continue to grow and to manage our growth effectively; our ability to maintain and grow comp restaurant sales; our ability to open new restaurants as planned; our expansion into new markets; continued competitive pressures; health and safety concerns about the ingredients we use; credit and debit card fraud; sabotage of our information systems; and our ability to continue inspiring pride in our restaurant managers and crews and to maintain our culture. In addition, after this offering, McDonald’s will continue to be able to exert a controlling influence over all matters requiring shareholder approval, including the election of directors and significant business transactions. You should carefully consider the risks discussed in “Risk Factors” before deciding to invest in our class A common stock.

Dispositions by McDonald’s

After the completion of this offering, McDonald’s will beneficially own common stock representing 82.7% of the combined voting power of our outstanding stock and 52.2% of the economic interest in our outstanding common stock (or 81.9% and 50.2%, respectively, if the underwriters’ over-allotment option is exercised in full). McDonald’s has announced that it intends to dispose of its remaining interest in us through a tax-free exchange offer to its shareholders by year-end 2006. Any such exchange would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and McDonald’s receipt of a private letter ruling from the Internal Revenue Service and/or an opinion of counsel that the exchange would be tax-free to McDonald’s and its shareholders. The conditions to McDonald’s planned exchange offer may not be satisfied, or McDonald’s may decide not to consummate the exchange, to pursue a different transaction or to continue to hold its interest. McDonald’s has no obligation to pursue any further dispositions of its interest in us by any specified date or at all. Dispositions by McDonald’s of substantial amounts of our common stock could depress the price of our class A common stock.

Incorporation and Principal Executive Offices

The first Chipotle restaurant opened in 1993. We have been a subsidiary of McDonald’s since February 1998, and prior to this offering, McDonald’s beneficially owned common stock representing 87% of the combined voting power of our outstanding stock and 65% of the economic interest in our outstanding common stock. McDonald’s acquired a controlling stake in us at the same time that our predecessor, World Foods Inc., a Colorado corporation formed in 1996, merged with Chipotle Mexican Grill, Inc., a Delaware corporation. Chipotle Mexican Grill, Inc., was the surviving entity in the merger. Our main office is located at 1543 Wazee Street, Suite 200, Denver, Colorado, and our telephone number is (303) 595-4000.

THE OFFERING

Class A common stock offered by the

selling shareholders	4,195,331 shares

Common stock to be outstanding immediately after this offering:

Class A	13,340,167 shares

Class B	19,201,437 shares

Total	32,541,604 shares

Common stock voting rights immediately after this offering:

Class A	One vote per share, representing in aggregate 6.5% of the combined voting power of our outstanding stock.

Class B	Ten votes per share, representing in aggregate 93.5% of the combined voting power of our outstanding stock.

Use of proceeds	We will not receive any proceeds from the sale of our class A common stock by the selling shareholders.

New York Stock Exchange trading

symbol	CMG

The total number of shares of common stock that will be outstanding after this offering is based on 32,541,604 shares outstanding as of March 31, 2006, including non-vested shares subject to forfeiture, and excludes:

•	1,091,929 shares of class A common stock issuable upon the exercise of options outstanding at March 31, 2006 at a weighted average exercise price of $21.04 per share; and

•	1,061,072 shares of class A common stock reserved for future issuance under our Chipotle 2006 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase up to an additional 629,299 shares of class A common stock from McDonald’s Ventures, LLC to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data shown below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have been audited and reported upon by Ernst & Young LLP, an independent registered public accounting firm. The summary consolidated statements of operations data for the three months ended March 31, 2005 and 2006 and the balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods. The data shown below are not necessarily indicative of future results.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Statements of Operations Data:
Revenue
Restaurant sales	$314,027	$468,579	$625,077	$132,917	$186,411
Franchise royalties and fees	1,493	2,142	2,618	499	604

Total revenue	315,520	470,721	627,695	133,416	187,015

Food, beverage and packaging costs	104,921	154,148	202,288	43,062	59,232
Labor costs	94,023	139,494	178,721	39,663	52,937
Occupancy costs	25,570	36,190	47,636	10,545	13,872
Other operating costs	43,527	64,274	82,976	17,314	23,238
General and administrative expenses	34,189	44,837	51,964	11,218	15,267
Depreciation and amortization	15,090	21,802	28,026	6,457	8,003
Pre-opening costs	1,631	2,192	1,971	450	1,110
Loss on disposal of assets	4,504	1,678	3,119	268	623

Total costs and expenses	323,455	464,615	596,701	128,977	174,282

Income (loss) from operations	(7,935)	6,106	30,994	4,439	12,733
Interest income	249	211	36	23	970
Interest expense	(28)	(191)	(790)	(79)	(64)

Income (loss) before income taxes	(7,714)	6,126	30,240	4,383	13,639
Benefit (provision) for income taxes(1)	—	—	7,456	(1,757)	(5,651)

Net income (loss)	$(7,714)	$6,126	$37,696	$2,626	$7,988

Earnings (loss) per common share—basic	$(0.34)	$0.24	$1.43	$0.10	$0.26

Earnings (loss) per common share—diluted	$(0.34)	$0.24	$1.43	$0.10	$0.26

Weighted average common shares outstanding—basic	22,384	25,454	26,281	26,281	30,683

Weighted average common shares outstanding—diluted	22,384	25,520	26,374	26,316	31,078

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(dollars in thousands)
Selected Operating Data:
Restaurant Data:
Number of restaurants in operation at end of period(2)	298	401	481	419	496
Average restaurant sales(3)	$1,274	$1,361	$1,440	1,363	1,502
Comp restaurant sales growth(4)	24.4%	13.3%	10.2%	4.1%	19.7%
Number of restaurants opened during period(5)	76	104	80	18	15
EBITDA(6)	$7,155	$27,908	$59,020	$10,896	$20,736
EBITDA as a percentage of revenue	2.3%	5.9%	9.4%	8.2%	11.1%
Net cash provided by operating activities	$22,069	$39,672	$77,431	$11,007	$23,194

As of March 31, 2006
(in thousands)
Balance Sheet Data:
Total current assets	$147,312
Total assets	$513,588
Total current liabilities	$44,028
Total liabilities	$105,708
Total shareholders’ equity	$407,880

(1)	During the year ended December 31, 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance of $20.3 million, resulting in a non-recurring tax benefit. The 2005 tax provision consists of tax expense of $12.8 million resulting in a net tax benefit of $7.5 million recognized in our results of operations.
(2)	Includes company-operated restaurants only. We also have three franchisees who operated seven restaurants at the end of 2003 and eight restaurants at the end of 2004 and 2005 and as of March 31, 2005 and 2006.
(3)	Includes company-operated restaurants only. We define “average restaurant sales” as the average trailing 12-month sales for company-owned restaurants in operation for at least 12 full months. As average restaurant sales are computed using the same periods for all of our restaurants, they do not include sales during the stub portion of the month in which a restaurant begins operating.
(4)	Includes company-operated restaurants only. Represents the change in period-over-period sales for the comparable restaurant base. A restaurant becomes comparable in its 13th month of operation. As comp restaurant sales are computed using the same periods for all of our restaurants, they do not include sales during the stub portion of the month in which a restaurant begins operating.
(5)	Includes company-operated and franchised restaurants.

(6)	Represents net income (loss) before deductions for interest, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. generally accepted accounting principles or as an alternative to cash flow provided by operating activities as a measure of liquidity. The following is a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Net income (loss)	$(7,714)	$6,126	$37,696	$2,626	$7,988
Interest income	(249)	(211)	(36)	(23)	(970)
Interest expense	28	191	790	79	64
Depreciation and amortization	15,090	21,802	28,026	6,457	8,003
Provision (benefit) for income taxes*	—	—	(7,456)	1,757	5,651
EBITDA	$7,155	$27,908	$59,020	$10,896	$20,736

*	See note (1) above.

RISK FACTORS

An investment in our class A common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before deciding to buy our class A common stock. Any of the risks we describe below could adversely affect our business, financial condition or operating results. The market price of our class A common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment.

Risks Related to Our Business and Industry

The planned rapid increase in the number of our restaurants may make our future results unpredictable.

There were 504 Chipotle restaurants as of March 31, 2006, 275 of which have opened since January 1, 2003. We plan to increase the number of our restaurants significantly in the next three years. This growth strategy and the substantial investment associated with the development of each new restaurant (as well as the impact of our new restaurants on the sales of existing restaurants) may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. Our future results depend on various factors, including successful selection of new markets and restaurant locations, market acceptance of the Chipotle experience, consumer recognition of the quality of our food and willingness to pay our prices (which reflect our often higher ingredient costs), the quality of our operations and general economic conditions. What’s more, as has happened when other fast-casual restaurant concepts have tried to expand nationally, we may find that the Chipotle concept has limited or no appeal to customers in certain new markets or we may experience a decline in the popularity of the Chipotle experience. Newly opened restaurants may not succeed, future markets and restaurants may not be successful and, even if we’re successful, our average restaurant sales may not increase at historical rates.

We may face difficulties replacing services McDonald’s provides to us and entering into new or modified arrangements with existing or new suppliers or service providers.

We’ve benefited from our relationship with McDonald’s. For example, McDonald’s has provided us, directly or through its own vendor relationships, with accounting services, insurance policy coverage, banking services, health and other insurance benefits for our employees and employee benefit plans, as well as with its expertise in certain areas of our operations, such as real estate. We also benefit from our relationship with McDonald’s when we buy supplies or distribution or other services. For example, McDonald’s relationship with Coca-Cola has helped us contain our beverage costs, and we’ve relied on the same distribution network as McDonald’s.

In connection with our initial public offering we entered into a services agreement with McDonald’s to clarify our relationship in light of McDonald’s ability to dispose of its interest in us. After this offering, McDonald’s will beneficially own about 82.7% of the combined voting power of our common stock, assuming no exercise of the underwriters’ over-allotment option, and McDonald’s has announced its intention to dispose of its remaining interest in us through a tax-free exchange offer to McDonald’s shareholders by year-end 2006, subject to market conditions.

As McDonald’s ownership interest in us declines, we’ll lose an increasing amount of the benefits of our relationship with McDonald’s. For example, we currently obtain beneficial pricing and/or service levels from certain suppliers and service providers, and pay McDonald’s for the costs they incur in administering our 401(k) plan and providing certain benefits, including health and workers compensation insurance, for our employees. McDonald’s is entitled to provide notice of termination of these services such that the termination is effective on the date when McDonald’s owns 80% or less of the combined voting power of our outstanding stock. It has the same right in connection with certain insurance services it provides directly or through its vendors. In some cases, current benefits, such as the use of the distribution network that McDonald’s also uses, are not contractually tied to the level of McDonald’s ownership, and the relevant suppliers and service providers could decide to stop giving us beneficial pricing and/or service levels or terminate their relationship with us at any time.

In light of McDonald’s plans, we have begun to evaluate alternatives to ensure that our separation from McDonald’s will occur without any material disruption in the services of or our relationships with the suppliers or service providers described above. We have not made final determinations in this respect, and we may encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy, which could harm our business and operating results. We have begun discussions with suppliers and service providers regarding new or amended contracts, but cannot now quantify the potential impact on our expenses. See “Certain Relationships and Related Party Transactions.”

We have a limited independent operating history as a large company, which makes our future business prospects difficult to evaluate.

We have been a subsidiary of McDonald’s since 1998, which has affected the way we operate and manage our business. Because we have a limited independent operating history as a large company, our historical results may not be indicative of our future performance. Our future results depend on various factors, including those identified in these risk factors. We may not remain profitable.

Our sales growth rate depends primarily on our ability to open new restaurants and is subject to many unpredictable factors.

We may not be able to open new restaurants as quickly as planned. We’ve experienced delays in opening some restaurants and that could happen again. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will decline. In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites in our target markets is intense, and lease costs are increasing (particularly for urban locations). Our ability to open new restaurants also depends on other factors, including:

•	obtaining and negotiating leases with acceptable terms;

•	hiring and training qualified operating personnel in the local market;

•	managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;

•	the availability of construction materials and labor;

•	the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards;

•	securing required governmental approvals (including construction, parking and other permits) in a timely manner; and

•	the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005.

Although we plan to open a total of between 80 and 90 restaurants in 2006, including the 15 restaurants we opened during the first quarter of 2006, we may not be able to do so for the reasons described in this risk factor. In addition, our progress in opening new restaurants from quarter to quarter may occur at an uneven rate.

Our sales and profit growth could be adversely affected if comp restaurant sales are less than we expect.

While future sales growth will depend substantially on our plans for new restaurant openings, the level of comp restaurant sales will also affect our sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comp restaurant sales is generally higher than the profit margin on new restaurant sales, as comp restaurant sales increases enable fixed costs to be spread over a higher sales base. While we don’t expect comp restaurant sales growth to continue at historical levels, our plans do incorporate positive comp restaurant sales. Our ability to increase comp restaurant sales depends in part on our ability to successfully implement our initiatives to increase the speed at which our crew serves each customer, and expanded use of fax service lines and online ordering, which we may not be able to do. It is possible that we will not achieve our targeted comp restaurant sales growth or that the change in comp restaurant sales could be negative. If this were to happen, sales and profit growth would be adversely affected. We recently announced that we expect quarterly comparable restaurant sales increases to decelerate throughout the year as sequential comparisons become more difficult.

Our failure to manage our growth effectively could harm our business and operating results.

Our plans call for a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain restaurant managers and crew. We may not respond quickly enough to the changing demands that our expansion will impose on our management, crew and existing infrastructure. We also place a lot of importance on our culture, which we believe has been an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our failure to manage our growth effectively could harm our business and operating results.

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comp restaurant sales that we’ve experienced in the past may not be indicative of future results.

Historically, our new restaurants have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new market, higher fixed costs relating to increased construction and occupancy costs and other start-up inefficiencies that are typical of new restaurants. New restaurants may neither be profitable nor have results comparable to our existing restaurants. In addition, our average restaurant sales and comp restaurant sales likely will not continue to increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant sales and comp restaurant sales will depend on many factors, some of which are beyond our control, including:

•	executing our vision effectively;

•	initial sales performance of new restaurants;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	changes in consumer preferences and discretionary spending;

•	consumer understanding and acceptance of the Chipotle experience;

•	road construction and other factors limiting access to new restaurants;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the ingredients and other supplies we use; and

•	changes in government regulation.

If we fail to open restaurants as quickly as planned, or if new restaurants don’t perform as planned, our business and future prospects could be harmed. In addition, changes in our average restaurant sales or comp restaurant sales could cause our operating results to vary adversely from expectations, which could cause the price of our common stock to fluctuate substantially.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.

Some of our new restaurants are planned for markets where we have little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, those new restaurants may be less successful than restaurants in our existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. What’s more, we may have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not successfully educate customers about the quality of our food, and they may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results or the brand identity that we’ve tried to create.

Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our success depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Our sales may decline during economic downturns, which can be caused by various economic factors such as high gasoline prices, or during periods of uncertainty, such as those that followed the terrorist attacks on the United States in 2001. In addition, projected high gasoline prices in the spring and summer of 2006 may adversely impact consumer confidence and could have a negative impact on our sales. Any material decline in consumer confidence or a decline in family “food away from home” spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

Competition from other restaurant companies could adversely affect us.

We operate in the fast-casual segment of the restaurant industry. This segment is highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. We also compete with restaurants in the quick-service and casual dining segments. Our competition includes a variety of locally owned restaurants and national and regional chains. Our competitors offer dine-in, carry-out and delivery services. Many of our competitors have existed longer and often have a more established market presence with substantially greater financial, marketing, personnel and other resources than Chipotle. Our controlling shareholder, McDonald’s, operates in the quick-service segment of the restaurant industry. Among our main competitors are a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which are expanding nationally. As we expand further in existing markets, our existing restaurants may face competition from our new restaurants that begin operating in those markets.

Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of our competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, “value meal” menu options, a strategy we don’t pursue. Our sales may be adversely affected by these products and price competition.

Moreover, new companies may enter our markets and target our customers. For example, additional competitive pressures have come more recently from the deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations than we have.

All of these competitive factors may adversely affect us and reduce our sales and profits.

Additional instances of avian flu or of “mad cow” disease or other food-borne illnesses could adversely affect the price and availability of chicken, beef or other meat, cause the temporary closure of some restaurants and result in negative publicity, thereby resulting in a decline in our sales.

Asian and European countries have experienced and continue to experience outbreaks of avian flu. Incidents of “mad cow” disease have occurred in Canadian and U.S. cattle herds. These problems, food-borne illnesses (such as e. coli, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our sales may decline.

Instances of food-borne illnesses, real or perceived, whether at our restaurants or those of our competitors, could also result in negative publicity about us or the restaurant industry, which could adversely affect sales. If we react to negative publicity by changing our menu or other key aspects of the Chipotle experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended customers as a result of making these changes and may not be able to compete successfully against those competitors. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some restaurants. For example, in June 2004, Texas health officials investigated reports that customers and employees had become ill with flu-like symptoms after spending time in one of our restaurants, and we closed that restaurant for less than a week. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our restaurants, could materially harm our business.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in the prices of the ingredients most critical to our menu, such as beef, chicken, cheese, avocados, beans, tomatoes and pork, could adversely affect our operating results. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. For example, higher diesel prices have in some cases resulted in the imposition of surcharges on the delivery of commodities to our distributors, which they have generally passed on to us to the extent permitted under our arrangements with them. In 2004, hurricanes in some parts of the United States damaged tomato crops and drove prices higher. Similarly, in 2005, hurricane Katrina destroyed a number of chickens raised by one of our chicken suppliers and increased our short-term chicken prices. Higher diesel and gasoline prices forecast for the spring and summer of 2006 are likely to affect our supply costs and near-term construction costs for our new restaurants. In addition, in 2004, prices for chicken rose significantly due to a ban by Asian countries on their chicken exports following outbreaks of avian flu. Avian flu continues to spread and could potentially impact our cost for chicken in the future. We do not have long-term supply contracts or guaranteed purchase amounts. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. In addition, because we provide moderately priced food, we may choose not to, or be unable to, pass along commodity price increases to our customers.

We may have experienced a security breach with respect to certain customer credit and debit card data, and we have incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information.

In August 2004, the merchant bank that processes our credit and debit card transactions, which we refer to as the acquiring bank, informed us that we may have been the victim of a possible theft of credit and debit card data. Together with two forensic auditing firms, we investigated the alleged theft and reviewed our information systems and information security procedures. We also reported the problem to federal law enforcement authorities and have cooperated in their investigation. While to date we have not discovered conclusive evidence that a theft occurred, we identified some restaurant practices that may have made information systems at our restaurants vulnerable during periods before August 2004. Notably, without our knowledge, the card processing software we used inadvertently retained credit and debit card “Track 2” data, consisting of, among other items, the customer’s name, card number, card expiration date and card verification number. In addition, the internet gateways on our computers in some restaurants may not have been fully secure at all times. As a result, outside parties may have gained access to stored information. It is possible that all of the cards we processed since we began accepting them in 1999 may have been vulnerable. In the three months prior to being notified of the problem, we processed between 1.3 million and 1.5 million credit and debit card charges each month.

Through the end of March 2006, we have received claims through the acquiring bank with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.4 million. We’ve also incurred $1.3 million of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although we’ve not formally protested all of the charges. As of March 31, 2006, after charging these expenses against the reserve, the remaining reserve was $1.3 million. In addition to the reserve, we’ve also incurred about $1.5 million of additional expenses in this matter, including $1.3 million for legal fees, bringing our total expense relating to this matter to $5.5 million. We have not reserved any additional amounts to date in 2006.

We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. As long as a credit or debit card is active, fraudulent charges may be made using that card until the card’s expiration date. We may also be subject to lawsuits or other proceedings by various interested parties, including banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. The statutes of limitation for pursuing some of these potential claims may extend for six years or more in some cases, depending on the circumstances. Moreover, the application of the law and the rules and procedures of the major card associations in these circumstances is generally untested. Any lawsuit or other proceeding will likely be complex, costly and protracted, which could in turn divert financial and management resources from execution of our business plan. We have no way to predict the level of claims or the number or nature of proceedings that may be asserted against us, nor can we quantify the costs that we may incur in connection with investigating, responding to and defending any of them. If we litigate these matters, we may not be able to defend against penalties successfully. The ultimate outcome of this matter could differ materially from the amounts we’ve recorded in our reserve and could have a material adverse effect on our financial results and condition. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

Despite the changes we’ve made to our information systems as a result of this matter, we still need to periodically upgrade our software. We rely on commercially available software and other technologies to provide security for processing and transmission of customer credit card data. During 2005 and the first quarter of 2006, approximately half of our sales were attributable to credit card transactions, and we expect credit card usage to increase. Our systems could be compromised in the future, which could result in the misappropriation of customer information or the disruption of our systems. Either of those consequences could have a material adverse effect on our reputation and business or subject us to additional liabilities.

We engaged Internet Security Systems, or ISS, to perform our Visa Payment Card Industry audit. ISS submitted our full Report on Compliance, or ROC, on December 30, 2005. The ROC stated that ISS felt Chipotle had controls that were either “in place” or “in place with compensating controls” for every section of the ROC. We are awaiting a response from Visa either accepting our ROC or requesting further clarification.

Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm our operations.

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We currently depend on three or four suppliers for our pork, chicken and beef supplies. It could be more difficult to replace our pork suppliers if we were no longer able to rely on them due to the unique nature of the products we receive from them. We do not have long-term contracts with any of our suppliers. In addition, we’ve relied on the same distribution network as McDonald’s. In light of McDonald’s announced intention to dispose of its remaining interest in us by year-end 2006, subject to market conditions, certain of our current suppliers and service providers could decide to stop giving us beneficial pricing and/or service levels or terminate their relationship with us at any time. We may have to seek new suppliers and service providers with pricing or other terms less favorable than those we currently enjoy. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if our customers change their dining habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

In addition, our approach to competing in the restaurant industry depends in large part on our continued ability to adhere to the principle of “food with integrity.” We use a substantial amount of naturally raised and sustainably grown ingredients, and try to make our food as fresh as we can, in light of pricing considerations. As we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. Our inability to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, could cause us difficulties in aligning our brand with the principle of “food with integrity.” That could make us less popular among our customers and cause sales to decline.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

Our quarterly operating results may fluctuate significantly because of various factors, including:

•	the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005;

•	the timing of new restaurant openings and related revenues and expenses;

•	operating costs at our newly opened restaurants, which are often materially greater during the first several months of operation;

•	labor availability and wages of restaurant management and crew;

•	profitability of our restaurants, especially in new markets;

•	changes in comp restaurant sales and customer visits, including as a result of the introduction of new menu items;

•	variations in general economic conditions, including those relating to changes in gasoline prices;

•	negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our restaurants;

•	changes in consumer preferences and discretionary spending;

•	increases in infrastructure costs; and

•	fluctuations in supply prices.

Seasonal factors also cause our profitability to fluctuate from quarter to quarter. Our average restaurant sales are typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Our revenue will also vary as a result of the number of trading days, that is, the number of days in a quarter when a restaurant is open.

As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average restaurant sales or comp restaurant sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

Our success depends substantially upon the continued retention of certain key personnel.

We believe that our success has depended and continues to depend to a significant extent on the efforts and abilities of our senior management team. The members of our management team currently are employed by us on an “at-will” basis and may resign from our employment at any time, subject in certain cases to the forfeiture of options or unvested shares they may hold. Our failure to retain members of that team could materially and adversely affect our ability to build on the efforts they’ve undertaken with respect to our business. In particular, the loss of Steve Ells, our founder and Chief Executive Officer, Monty Moran, our President and Chief Operating Officer, Jack Hartung, our Chief Finance and Development Officer, or Bob Wilner, our Chief Administrative Officer, could materially and adversely affect us.

Our business could be adversely affected by increased labor costs or difficulties in finding the right teams for our restaurants.

Labor is a primary component of our operating costs, and we believe good managers and crew are a key part of our success. We devote significant resources to recruiting and training our restaurant managers and crew. Increased labor costs due to factors like competition, increased minimum wage requirements and employee benefits would adversely impact our operating costs. Our success also depends in part on the energy and skills of our employees and our ability to hire, motivate and keep qualified employees, including especially restaurant managers and crew members. Our failure to find and keep enough employees who are a good fit with our culture could delay planned restaurant openings, result in higher employee turnover or require us to change our culture, any of which could have a material adverse effect on our business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in our turnover rates for managers or crew could be costly.

Our franchisees could take actions that harm our reputation and reduce our royalty revenues.

We do not exercise control over the day-to-day operations of our franchised restaurants. While we try to ensure that franchised restaurants meet the same operating standards that we demand of company-operated restaurants, one or more franchised restaurants may not do so. Any operational shortcomings of our franchised restaurants are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the royalty revenues we receive from those restaurants.

We expect to need capital in the future, and we may not be able to raise that capital on acceptable terms.

Developing our business will require significant capital in the future. Prior to our initial public offering, we funded our operations and growth primarily through capital investments by McDonald’s and, to a lesser degree, our minority shareholders, and in some cases short-term borrowings from McDonald’s that we repaid through private placements of our equity securities. However, McDonald’s has no obligation to continue providing us with capital nor do we intend to seek additional capital from McDonald’s in the future. To meet our capital needs, we expect to rely on our cash flow from operations and the proceeds from our initial public offering. Should we need additional funding, third party financing may not be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance, lender sentiment and our ability to incur debt in compliance with then-existing contractual restrictions. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth.

We’re subject to all of the risks associated with leasing space subject to long-term non-cancelable leases and, with respect to the real property that we own, owning real estate.

Our leases generally have initial terms of between five and 20 years, and generally can be extended only in five-year increments (at increased rates) if at all. All of our leases require a fixed annual rent, although some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations. Also, because we purchase real property for various restaurant locations from time to time, we’re subject to all of the risks generally associated with owning real estate, including changes in the investment climate for real estate, demographic trends and supply or demand for the use of the restaurants, which may result from competition from similar restaurants in the area as well as strict, joint and several liability for environmental contamination at or from the property, regardless of fault.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our existing and future operations and results.

We are subject to various federal, state and local regulations. Each of our restaurants is subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay planned restaurant openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations.

In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. As a result, we may in the future become subject to initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, that could increase our expenses.

We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances (“environmental laws”). These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. We have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations which we believe have been or should be addressed by the third party. If the relevant third party does not or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

Our customers occasionally file complaints or lawsuits against us alleging that we’re responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We’re also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. For example, we’re currently investigating issues that may arise in connection with the possible theft of certain credit and debit card data. We’re also subject to “dram shop” statutes, which generally allow persons injured by intoxicated people to recover damages from the place that wrongfully served those people alcohol. Regardless of whether any claims against us are valid, or whether we’re ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products they sell and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm our reputation or prospects and adversely affect our results.

As a result of being a public company, our costs will increase.

As a public company, we incur significant legal, accounting and other expenses associated with compliance-related and other activities that we did not incur as a private company. In each of 2006 and future years, we expect to incur a few million dollars of such expenses that we were not previously required to incur as a subsidiary of McDonald’s. The U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission, or SEC, and the New York Stock Exchange regulate corporate governance practices of public companies. Compliance with these requirements will increase our costs and make some activities more time-consuming. For example, in connection with our initial public offering we created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, we incur additional expenses associated with our SEC reporting requirements. A number of those requirements require us to carry out activities we had not done previously as a private company. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for the year ending December 31, 2007, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. Costs to obtain director and officer liability insurance are generally greater for public companies and contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Affiliation with McDonald’s

We’re controlled by McDonald’s, whose interests may conflict with yours.

Upon completion of this offering, McDonald’s will own no shares of our class A common stock, but will own about 88.4% of our outstanding class B common stock, representing 82.7% of the combined voting power of our outstanding stock and 52.2% of the economic interest in our outstanding common stock (or 81.9% and 50.2%, respectively, if the underwriters’ over-allotment option is exercised in full). Although McDonald’s has announced its intention to dispose of its remaining interest in us by year-end 2006, subject to market conditions, it has no obligation to do so and may not be able to implement its plan. Accordingly, pending any further disposition by McDonald’s of a substantial portion of its remaining interest in us, McDonald’s will continue to be able to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders such as the adoption of amendments to our certificate of incorporation, the issuance of additional shares of equity securities, the payment of dividends and the approval of mergers or a sale of substantially all of our assets. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of McDonald’s. McDonald’s interests may conflict with your interests as a shareholder. For additional information about our relationships with McDonald’s, you should read the information under the headings “Principal and Selling Shareholders” and “Certain Relationships and Related Party Transactions.”

Conflicts of interest between McDonald’s and us could be resolved in a manner unfavorable to us.

Various conflicts of interest between McDonald’s and us could arise. Many of our officers own stock in McDonald’s, in some cases possibly more than the amount of Chipotle common stock they own. In addition, one of our directors, Mats Lederhausen, is Managing Director of our controlling shareholder, McDonald’s Ventures, LLC. Ownership interests of directors or officers of McDonald’s in the common stock of Chipotle, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for McDonald’s and Chipotle. These decisions could, for example, relate to:

•	disagreement over corporate opportunities;

•	competition between us and McDonald’s;

•	management stock ownership;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services and arrangements from which Chipotle benefits as a result of its relationship with McDonald’s.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with McDonald’s while it remains one of our principal shareholders. One of our directors is also an employee of McDonald’s and may face conflicts of interest with regard to the allocation of his time between McDonald’s and Chipotle or in fulfilling his obligations to both McDonald’s and Chipotle. Our restated certificate of incorporation includes the following provisions relating to corporate opportunities for us and McDonald’s, which will remain in effect for so long as McDonald’s owns at least 5% of our outstanding common stock or at least one person who is a director or officer of us is also a director or officer of McDonald’s:

•	McDonald’s will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither McDonald’s nor any of its officers or directors will be liable to us or our shareholders for breach of any duty by reason of any such activities.

•	If McDonald’s acquires knowledge of a potential transaction or matter that may be a corporate opportunity for McDonald’s and us, McDonald’s will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our shareholders for breach of any duty as our shareholder if McDonald’s pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information about, or offer, such corporate opportunity to us.

•	If a corporate opportunity is offered to:

•	one of our officers or employees who is also a director (but not an officer or employee) of McDonald’s, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of McDonald’s, in which case it will belong to McDonald’s;

•	one of our directors who is also an officer or employee of McDonald’s, that opportunity will belong to McDonald’s unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us; and

•	any person who is either (i) an officer or employee of both us and McDonald’s or (ii) a director of both us and McDonald’s (but not an officer or employee of either one), that opportunity will belong to McDonald’s unless expressly offered to that person primarily in his or her capacity as our director, in which case such opportunity shall belong to us.

Prior to our initial public offering, our tax allocation agreement with McDonald’s provided that McDonald’s as our parent had the sole authority to file federal income tax returns and most state income tax returns on our behalf and that McDonald’s would be responsible for administering that agreement until the consummation of the initial public offering. This arrangement terminated for federal and some state income tax purposes for taxable periods following the initial public offering. However, the tax allocation agreement remains in effect for taxable years prior to the initial public offering and for some state returns. Consequently, this may result in conflicts of interest between McDonald’s and us. For example, McDonald’s may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to McDonald’s and detrimental to us and for which we may be required to reimburse McDonald’s under the tax allocation agreement. The tax allocation agreement will continue to apply to, and govern, the sharing of tax liabilities between McDonald’s and us for state tax purposes for those states in which we and McDonald’s will continue to file tax returns on a combined basis.

Future sales or distributions of our shares by McDonald’s could depress our class A common stock price.

After this offering, McDonald’s will beneficially own about 52.2% of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option, and McDonald’s has announced its intention to dispose of its remaining interest in us through a tax-free exchange offer to McDonald’s shareholders to be completed by year-end 2006, subject to market conditions. In addition, McDonald’s has the right, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. McDonald’s has agreed, subject to certain exceptions, not to sell shares of our common stock for a period of 90 days following this offering. However, the underwriters may waive this restriction, just as Morgan Stanley & Co. Incorporated and Cowen and Company, LLC, on behalf of the underwriters of our initial public offering, waived the provisions of a comparable lock-up agreement to permit this offering. Dispositions by McDonald’s of substantial amounts of our common stock, or the perception that these dispositions might occur, could depress the price of our class A common stock.

Restrictions and indemnities in connection with the tax treatment of a future exchange of our shares by McDonald’s could adversely affect us.

As discussed above, McDonald’s has announced that it intends to dispose of its remaining interest in us through a tax-free exchange offer to its shareholders to be completed by year-end 2006, subject to market conditions. It is expected that McDonald’s will obtain a private letter ruling from the Internal Revenue Service and/or an opinion of counsel confirming the tax-free status of this transaction, and that such ruling and/or opinion will rely on certain representations and undertakings from us regarding the past and future conduct of our business and other matters, the incorrectness or violation of which could affect the tax-free status of the transaction. In addition, current tax law generally creates a presumption that a tax-free exchange of the type contemplated by McDonald’s would be taxable to McDonald’s, but not to its shareholders, if we or our shareholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning two years before the exchange, unless it is established that the exchange and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. As a consequence of the foregoing, we expect to enter into an amended tax allocation agreement with McDonald’s, under which we may:

•	undertake to maintain our current business as an active business for a period of two years following the exchange;

•	undertake not to take any action affecting the relative voting rights of any separate classes of our stock for a period of at least two years following the exchange and thereafter only with McDonald’s consent;

•	generally be restricted, for a period of two years following the exchange, from (i) consenting to certain acquisitions of significant amounts of our stock; (ii) transferring significant amounts of our assets; (iii) merging or consolidating with any other person; (iv) liquidating or partially liquidating; (v) reacquiring our stock; or (vi) taking any other action (including an action that would be inconsistent with the representations relied upon for purposes of the ruling and/or opinion described above) that would be reasonably likely to jeopardize the tax-free status of the exchange, except in specified circumstances; and

•

indemnify McDonald’s and its shareholders for taxes and related losses they incur as a result of the exchange failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to

(i) direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; or (iii) our failure to comply with the representations and undertakings from us and the restrictions placed on our actions under the amended tax allocation agreement.

We expect that the indemnity described above will cover corporate level taxes and related losses suffered by McDonald’s in the event of a 50% or greater change in our stock ownership, as well as taxes and related losses suffered by both McDonald’s and its shareholders if, due to any of our representations or undertakings being incorrect or violated, the exchange is determined to be taxable for other reasons. We currently estimate that, to the extent the tax allocation agreement is amended as described above, the indemnification obligation to McDonald’s for taxes due in the event of a 50% or greater change in our stock ownership could exceed $450 million. This estimate, which does not take into account related losses, depends upon several factors that are beyond our control, including the fair market value of our stock on the exchange date. As a consequence, the indemnity to McDonald’s could vary substantially from the estimate. Furthermore, the estimate does not address the potential indemnification obligation to both McDonald’s and its shareholders in the event that, due to any of our representations or undertakings being incorrect or violated, the exchange is determined to be taxable for other reasons. In that event, the total indemnification obligation would likely be much greater.

Risks Related to Ownership of Our Class A Common Stock

Our class A common stock price has been and may continue to be volatile and you may lose all or part of your investment.

We completed our initial public offering in January 2006. An active trading market for our class A common stock may not continue to develop or be sustained. Since our initial public offering, the price of our class A common stock as reported by the New York Stock Exchange has ranged from a low of $39.51 on January 26, 2006 to a high of $58.00 on April 6, 2006.

Some specific factors that may have a significant effect on our class A common stock market price include:

•	our operating performance and the performance of our competitors;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow Chipotle or other companies in our industry;

•	variations in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current shareholders, including sales of common stock by McDonald’s or our directors and executive officers;

•	the arrival or departure of key personnel;

•	matters affecting McDonald’s, which will remain our principal shareholder following this offering; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our class A common stock. The price of our class A common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our class A common stock price.

Because holders of the shares of class B common stock will control the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of shareholder votes with respect to most events.

Our class A common stock has one vote per share, and our class B common stock has ten votes per share, other than with respect to a limited number of matters specified in our amended certificate of incorporation (such as approval of transactions by which a third party might acquire control of us). Following this offering, holders of shares of class B common stock will collectively control 93.5% of the combined voting power of our outstanding common stock other than with respect to those matters. For example, the holders of shares of class B common stock will be able to direct the election of all of the members of our board of directors, who will determine our strategic plans, approve major financing decisions and appoint top management. In addition, the holders of the class B common stock may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to holders of our class A common stock or adversely affect us or other investors, including investors in this offering. Although substantially all of our class B common stock will be beneficially owned by McDonald’s following the offering, McDonald’s has announced its intention to dispose of its remaining interest in us through a tax-free exchange offer to McDonald’s shareholders to be completed by year-end 2006, subject to market conditions. Any shares of class B common stock disposed of by McDonald’s in the exchange offer will not be subject to transfer restrictions.

Future sales of our common stock, or the perception that such sales might occur, could depress our class A common stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales might occur, following this offering could depress the market price of our class A common stock. This would include sales by McDonald’s, as detailed above under “—Future sales or distributions of our shares by McDonald’s could depress our class A common stock price.” We, all of our executive officers and directors and McDonald’s and the other selling shareholders have agreed, subject to certain exceptions, not to offer, sell, dispose of or hedge any shares of our common stock for a period of 90 days following this offering. However, the underwriters may waive this restriction to, among other things, permit McDonald’s to complete its planned disposition of the remainder of its interest in us. See “Underwriters.”

We do not intend to pay dividends for the foreseeable future.

We’ve never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our class A common stock. See “Common Stock Price Range and Dividends.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders’ receiving a premium over the market price for their common stock. See “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “What We Do,” contains forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. Our forward-looking statements include the discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity, and capital resources. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “expects,” “predicts,” “potential” and similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those in the future that are implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by the federal securities laws.

Industry data and other statistical information used in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we’ve not independently verified the information.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our class A common stock by the selling shareholders.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our class A common stock is listed on the New York Stock Exchange under the symbol “CMG.” Trading of our common stock commenced on January 26, 2006 in connection with our initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NYSE Consolidated Tape.

Year ended December 31, 2006	High	Low
First Quarter (from January 26)	$56.75	$39.51
Second Quarter (through May 5)	$58.00	$48.30

A recent reported closing sale price for our class A common stock is set forth on the cover page of this prospectus.

Computershare Investor Services, LLC is the transfer agent and registrar for our class A common stock. On March 31, 2006, we had approximately 120 holders of record of our class A common stock.

We did not declare or pay any cash dividends on our common stock in 2004, 2005 or 2006. We anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2006. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

March 31, 2006
Actual
(in thousands, except share amounts) (unaudited)
Cash and cash equivalents	$133,464

Total debt	$3,519
Shareholders’ equity
Class A common stock, $0.01 par value; 200,000,000 shares authorized, 9,144,836 shares issued and outstanding(1)	91
Class B common stock, $0.01 par value; 30,000,000 shares authorized, 23,294,546 shares issued and outstanding(2)	234
Paid-in capital	464,372
Tax receivable—McDonald’s	(26,363)
Accumulated other comprehensive income	9
Accumulated deficit	(30,463)

Total shareholders’ equity	407,880

Total capitalization	$411,399

(1)	Excludes 1,091,929 shares of class A common stock issuable on the exercise of outstanding stock options and 1,061,072 shares of class A common stock reserved for future issuance under the Chipotle 2006 Stock Incentive Plan.
(2)	Excludes 102,222 shares of outstanding non-vested class B common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data shown below should be read together with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations for the year ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included in this prospectus. Our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have been audited and reported upon by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated statement of operations data for the year ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 have been derived from unaudited financial statements not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2005 and 2006 and the balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods. The data shown below are not necessarily indicative of future results.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Statements of Operations:
Revenue
Restaurant sales	$131,331	$203,892	$314,027	$468,579	$625,077	$132,917	$186,411
Franchise royalties and fees	267	753	1,493	2,142	2,618	499	604

Total revenue	131,598	204,645	315,520	470,721	627,695	133,416	187,015

Food, beverage and packaging costs	45,236	67,681	104,921	154,148	202,288	43,062	59,232
Labor costs	46,048	66,515	94,023	139,494	178,721	39,663	52,937
Occupancy costs	11,742	18,716	25,570	36,190	47,636	10,545	13,872
Other operating costs	21,553	29,791	43,527	64,274	82,976	17,314	23,238
General and administrative expenses	20,687	25,803	34,189	44,837	51,964	11,218	15,267
Depreciation and amortization	8,730	11,260	15,090	21,802	28,026	6,457	8,003
Pre-opening costs	2,245	1,022	1,631	2,192	1,971	450	1,110
Loss on disposal of assets	79	1,489	4,504	1,678	3,119	268	623

Total costs and expenses	156,320	222,277	323,455	464,615	596,701	128,977	174,282

Income (loss) from operations	(24,722)	(17,632)	(7,935)	6,106	30,994	4,439	12,733
Interest income	735	444	249	211	36	23	970
Interest expense	(13)	(101)	(28)	(191)	(790)	(79)	(64)

Income (loss) before income taxes	(24,000)	(17,289)	(7,714)	6,126	30,240	4,383	13,639
Benefit for income taxes(1)	—	—	—	—	7,456	(1,757)	(5,651)

Net income (loss)	$(24,000)	$(17,289)	$(7,714)	$6,126	$37,696	$2,626	$7,988

Earnings (loss) per common share— basic	$(1.49)	$(0.87)	$(0.34)	$0.24	$1.43	$0.10	$0.26

Earnings (loss) per common share—diluted	$(1.49)	$(0.87)	$(0.34)	$0.24	$1.43	$0.10	$0.26

Weighted average common shares outstanding—basic	16,063	19,931	22,384	25,454	26,281	26,281	30,683

Weighted average common shares outstanding—diluted	16,063	19,931	22,384	25,520	26,374	26,316	31,078

	As of December 31,					As of March 31, 2006
	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Total current assets	$10,819	$20,221	$7,833	$10,332	$17,824	$147,312
Total assets	$146,403	$194,172	$249,014	$329,653	$392,495	$513,588
Total current liabilities	$14,913	$20,806	$38,266	$38,663	$41,982	$44,028
Total liabilities	$22,706	$32,918	$57,506	$67,087	$83,141	$105,708
Total shareholders’ equity	$123,697	$161,254	$191,508	$262,566	$309,354	$407,880

(1)	During the year ended December 31, 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance of $20.3 million, resulting in a non-recurring tax benefit. The 2005 tax provision consists of tax expense of $12.8 million resulting in a net tax benefit of $7.5 million recognized in our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. Factors that might cause such differences include those described under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

How We Make Money: Restaurant Sales

We operate fast casual, fresh Mexican food restaurants in 22 states throughout the United States and in the District of Columbia. As of March 31, 2006, we operated 496 restaurants and had eight restaurants operated by franchisees. We generate revenue primarily through restaurant sales, which represent sales of food and drinks in restaurants operated by Chipotle. Our total revenue was $187.0 million for the first quarter of 2006, a 40.2% increase from the first quarter of 2005. Our total revenue was $627.7 million for the full year of 2005, a 33.3% increase from 2004 and a 98.9% increase from 2003. Increased revenue resulted primarily from the 275 new restaurant openings from January 1, 2003 to March 31, 2006 and higher average restaurant sales. Several factors affect our restaurant sales in any period, including mainly the number of restaurants in operation and average restaurant sales.

New restaurants in existing and new markets have contributed substantially to our restaurant sales growth in the last three years. We opened 76, 104 and 80 restaurants in 2003, 2004 and 2005, respectively, and 15 in the first quarter of 2006. We intend to open a total of 80 to 90 restaurants in 2006, including the 15 opened during the first quarter, primarily in existing markets, although we do expect to enter several new markets in 2006. We categorize our restaurants as either end-caps (at the end of a line of stores), in-lines (in a line of stores), free-standing or urban. As we expand into central urban areas, our average costs to open new restaurants will increase due to more significant reconstruction work that often needs to be done on those sites. In 2005, we spent on average about $910,000 in development and construction costs per restaurant, with end-caps costing about $730,000, in-lines costing about $765,000, free-standing costing about $1.2 million and urban costing about $1.3 million (in each case, reduced for landlord reimbursements received and excluding rent expense incurred during the construction period). Pre-opening cash rent expenses averaged approximately $18,000 per restaurant opening during 2005 (excluding straight-line rent during construction).

Average restaurant sales were $1.274 million in 2003, $1.361 million in 2004, $1.440 million in 2005 and $1.502 million for the trailing 12 month period ending March 31, 2006. There are two main factors increasing our average restaurant sales: comp restaurant sales and increases in new restaurant opening sales. We believe both of these have been impacted by the growing appeal of our core menu items, increasing consumer awareness and appreciation of our food quality and our focus on building customer loyalty.

Our comp restaurant sales increases were 24.4% in 2003, 13.3% in 2004 and 10.2% in 2005. Comp restaurant sales increases were 19.7% for the first quarter of 2006, and we expect quarterly comparable restaurant sales increases to decelerate throughout the year as sequential comparisons become more difficult. Comp restaurant sales increases were due mainly to an increase in the number of customer transactions. In the third quarter of 2005, we began an initiative we call “through put,” which focuses our efforts on improving the customer service time by getting the right crew, at the right stations, at the right time, doing the right things in the right order. We think the crew at our best performing through put restaurants are more attentive and more engaging with customers while also serving them more quickly. Increases in new restaurant opening sales have occurred primarily because the time it takes a new restaurant’s sales to ramp up has shortened as our brand awareness has grown.

How We Spend Money: Food, Beverage and Packaging Costs, Labor, Other Restaurant Operating Costs and Other Expenses

We have four basic types of expense: food, beverage and packaging costs; labor; other restaurant operating costs (consisting of occupancy costs and other operating costs); and other expenses (consisting of general and administrative expenses, depreciation and amortization, pre-opening costs, and gains or losses on asset disposals). As we have grown considerably, so have these costs. Our combined food, beverage and packaging costs, labor and other restaurant operating costs have increased from $268.0 million in 2003 and $394.1 million in 2004 to $511.6 million in 2005. These expenses for the first quarter of 2006 were $149.3 million, 35.0% higher than the same period in 2005. Our other expenses have also increased from $55.4 million in 2003 and $70.5 million in 2004 to $85.1 million in 2005. Other expenses for the first quarter of 2006 were $25.0 million, 35.9% higher than the same period in 2005. As we continue to grow, we expect that these other expenses will also increase, but may decline as a percentage of revenue.

Food, beverage and packaging costs are the largest component of our expenses. Since we use higher-quality ingredients that we purchase from carefully selected suppliers, and are increasing our use of more expensive, naturally raised and sustainably grown ingredients, our food expenses are often higher than those of other restaurants that use a higher proportion of commodity-priced ingredients. Beef, chicken, cheese, avocados, beans, tomatoes and pork account for the most significant portion of our food, beverage and packaging costs. The prices of these ingredients are the most volatile factor of our cost structure. We expect to continue to try to absorb short-term commodity fluctuations without increasing prices, which could negatively impact margins.

Our food, beverage and packaging costs also include freight costs, which can be higher than those of some of our competitors in part because we rely primarily on perishable ingredients rather than on processed food products. These freight costs have also been affected by higher diesel prices that have in some cases resulted in the imposition of surcharges on the delivery of commodities to our distributors, which they have generally passed on to us to the extent permitted under our arrangements with them.

Labor costs, which include wages for our restaurant managers, assistant restaurant managers and crew, bonuses, taxes, benefits and stock-based compensation, are the second-largest component of our expenses. We generally have two shifts at most of our restaurants, which helps us better predict our restaurant payroll expenses and in return provides our employees with more stable and predictable work hours. Some of the benefits we offer to our hourly employees are uncommon, such as English and Spanish lessons, free food and the opportunity to participate in our 401(k) plan. In addition to the benefits above, we are also in the early stages of our new “Restaurateur” program which is offered to our top performing managers and provides for bonuses as a percentage of incremental sales above a threshold subject to a certain level of incremental profits being generated. This program also provides for incentive payouts for hiring and developing other successful restaurant managers. Although this program may increase our labor costs in the short-term, we believe that it will help us in the long-term with the development and retention of great restaurant managers for our restaurants.

Other restaurant operating costs include occupancy costs and other operating costs. Occupancy costs include rent, real estate taxes, property taxes and common area maintenance charges. Other operating costs include utilities, marketing and promotional costs (including free samples), bank fees, credit and debit card processing fees, restaurant supplies, repair, maintenance and similar costs. One of the unique employee benefits included in other operating costs is our company car program, which is available to restaurant managers who have been with us for more than four years. Although this and other similarly uncommon benefits may increase our other operating costs, we believe it helps us to attract and keep great restaurant managers, which is important to our future success.

Our other expenses include general and administrative expenses, depreciation and amortization, pre-opening costs and gains or losses on disposals of assets. General and administrative expenses include the corporate and administrative functions that support our restaurants, including employee wages and benefits, travel, information systems, recruiting and training costs, corporate rent, professional fees, supplies and insurance and also include costs for restaurant accounting services we receive from McDonald’s. Depreciation and amortization are periodic non-cash charges that represent the reduction in usefulness and value of a tangible asset, principally relating to capital expenditures for restaurant construction. Pre-opening expenses are expenses related to preparing to open a new restaurant, and include the costs of hiring and training the initial work force, travel and the cost of food, beverage and packaging used in connection with those activities. Beginning January 1, 2006, pre-opening costs also include rent incurred prior to the restaurant opening. Losses on disposal of assets include the costs related to restaurant closures, restaurant equipment retirements and costs to investigate potential restaurant sites that we considered but subsequently rejected.

Other Factors Affecting Our Results

Benefit for Income Taxes

During 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance, recognizing a non-recurring $20.3 million tax benefit. Tax expense for the year ended December 31, 2005 was $12.8 million, resulting in a net tax benefit of $7.5 million being recognized in the consolidated statement of operations. We expect to continue to incur tax expense in 2006.

Prior to our initial public offering, McDonald’s included our results of operations in its consolidated federal and state income tax returns. At the consummation of our initial public offering, we exited McDonald’s consolidated tax group for federal and some state tax purposes. We will remain in McDonald’s consolidated tax returns for some states until McDonald’s ownership percentage decreases to below 50%. We have a tax allocation agreement with McDonald’s under which McDonald’s has agreed to reimburse us for its use of our net operating losses and tax credits. At March 31, 2006, the amount owed by McDonald’s totaled $26.4 million for tax attributes it utilized. We expect to receive payment from McDonald’s for these tax attributes as we make estimated tax payments, but no later than the first quarter of 2008.

Due to our exit from McDonald’s consolidated tax group, we eliminated the deferred tax asset related to the post-acquisition net operating loss carryforwards of $32.9 million and alternative minimum tax credits of $0.9 million through equity. As a result, we converted to a net long-term deferred tax liability position of $19.5 million as of March 31, 2006. There were no other significant changes to our deferred tax balances as a result of the tax deconsolidation.

Equity Compensation Expenses

We recognized a total of $2.1 million in stock-based compensation during the year ended December 31, 2005 under Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“SFAS 123(R)”). We adopted SFAS 123(R) effective January 1, 2005, before its required date of adoption, using the modified-prospective transition method. Under this transition method, our 2005 equity compensation costs of $0.3 million related to our stock option plan includes the portion vesting in the year for (i) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 Accounting for Stock-based Compensation (“SFAS 123”); and (ii) all share-based payments granted after January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

In connection with our initial public offering, we converted our outstanding stock appreciation rights (“SARs”) granted in 2004 which were accounted for as a liability into stock options. The options have terms consistent with the original SARs, including the same vesting schedule (vest in full in July 2007) and an exercise price of $22.35 per share. In January 2006, we compared the fair value of the SARs immediately before that conversion to the fair value of the options and recognized compensation costs of approximately $0.1 million. Upon conversion, we began accounting for the options as an equity award.

In connection with our initial public offering, we completed a one-time, broad based grant of 774,150 options to purchase common stock. Also during the first quarter of 2006, we modified certain options to accelerate vesting resulting in additional compensation expense. Compensation expense for stock options was $0.9 million for the first quarter of 2006.

In 2005, we granted 153,333 non-vested shares of our common stock to one of our executive officers with a grant date fair value of $19.50 per share. The shares vest in equal installments over three years. We recognized $1.4 million of related compensation expense in 2005 and $0.5 million in the first quarter of 2006. The fair value of the non-vested stock was estimated by management. We did not obtain a contemporaneous valuation by an unrelated valuation specialist. Instead, management’s valuation framework relied principally on data compiled as a part of its review of strategic options in early 2005, prior to our determination to proceed with our initial public offering. Because that data reflected market conditions contemporaneous with the grant of the non-vested common stock, as well as our then-current projections of our results and financial condition, management concluded that retention of a separate valuation specialist for purposes of the grant was not necessary.

Determining the fair value of our common stock required making complex and subjective judgments, particularly since there was no public trading market for our common stock at the time of the valuation. We used the market approach to estimate the value of the enterprise when the non-vested common stock was granted. The market approach uses direct comparisons to other enterprises and their equity securities to estimate the fair value of privately issued securities. We relied primarily on the price to earnings methodology and compared our historical and forecasted income growth rate to determine our peer group within the high-growth restaurant industry and, subsequently, the appropriate earnings multiple range to apply to our forecasted income in determining our value. We then reduced this by a marketability discount due to the lack of liquidity for our common stock.

We expect total stock-based compensation expense to increase in 2006.

Certain Trends and Uncertainties

Relationship with McDonald’s

Since we became a subsidiary of McDonald’s and began substantially expanding our operations in 1998, McDonald’s has provided a significant portion of the capital needed to operate our business and open new restaurants. We have not received financing from McDonald’s in 2006 and we do not expect to receive any in the future. We expect to fund our growth with cash flow from operations and cash on hand.

McDonald’s has announced its intention to dispose of its remaining interest in us by year-end 2006, subject to market conditions, and we expect that we may lose some of the benefits of our relationship with McDonald’s as a result. For example:

•	McDonald’s relationship with Coca-Cola has helped us contain our beverage costs and we may lose some of that pricing advantage when we are no longer a consolidated subsidiary of McDonald’s or we may have to negotiate with other beverage suppliers to remain competitive; and

•	We expect to need new service providers to administer our 401(k) plan and to provide certain corporate insurance and employee benefits (including health and workers compensation insurance) at or about the time when McDonald’s beneficially owns 80% or less of the combined voting power of our outstanding stock.

In light of McDonald’s plans, we have begun to evaluate alternatives to ensure that our separation from McDonald’s will occur without any material disruption in the services of or our relationships with the suppliers or service providers described above. We have not made final determinations in this respect, and we may encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy. We have begun discussions with suppliers and service providers regarding new or amended contracts, but cannot now quantify the potential impact on our expenses. Furthermore, we expect to incur additional non-recurring audit, legal, printing and other costs in connection with the registration statements required to be filed for McDonald’s to complete its disposition of its interest in us.

Public Company Expenses

As a separate public company we have incurred, and will continue to incur, additional legal, accounting and other expenses associated with compliance-related and other activities that we did not incur as a majority-owned private subsidiary of McDonald’s. We expect these additional expenses to be a few million dollars in each of 2006 and future years.

Sourcing

Our “food with integrity” strategy has been constrained to some extent by available supply of naturally raised ingredients. We’ve attempted to be thoughtful when expanding that initiative so that we don’t outpace available supply. Some of our ingredients come from small farms that have facilities that must comply with Chipotle protocols for naturally raised ingredients, and federal and Chipotle standards for processing plants, and they may face economic or other limits on their growth. We believe that consumers’ increasing concern about where and how food is raised, environmental management and animal husbandry will foster demand for these foods, which will in turn attract the interest and capital investment of larger farms and suppliers. That said, we understand that we’ll continue to be at the forefront of this trend and must balance our interest in advancing “food with integrity” with our desire to provide great food at reasonable prices. If our focus resonates with consumers, it should improve our sourcing flexibility, although we’d expect that these kinds of ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

How We Did: Results of Operations

As our business grows, and we open more restaurants and hire more people, our food, beverage, packaging costs, labor and other restaurant operating costs will increase. Our operating results for 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 are expressed as a percentage of total revenue below:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Restaurant sales	99.5%	99.5%	99.6%	99.6%	99.7%
Franchise royalties and fees	0.5	0.5	0.4	0.4	0.3

Total revenue	100.0	100.0	100.0	100.0	100.0
Food, beverage and packaging costs	33.3	32.7	32.2	32.3	31.7
Labor costs	29.8	29.6	28.5	29.7	28.3
Occupancy costs	8.1	7.7	7.6	7.9	7.4
Other operating costs	13.8	13.7	13.2	13.0	12.4
General and administrative expenses	10.8	9.5	8.3	8.4	8.2
Depreciation and amortization	4.8	4.6	4.5	4.8	4.3
Pre-opening costs	0.5	0.5	0.3	0.3	0.6
Loss on disposal of assets	1.4	0.4	0.5	0.2	0.3

Total costs and expenses	102.5	98.7	95.1	96.7	93.2

Income (loss) from operations	(2.5)	1.3	4.9	3.3	6.8
Interest income	0.1	—	—	—	0.5
Interest expense	—	—	(0.1)	(0.1)	—

Income (loss) before income taxes	(2.4)	1.3	4.8	3.3	7.3
Benefit (provision) for income taxes	—	—	1.2	(1.3)	(3.0)

Net income (loss)	(2.4)%	1.3%	6.0%	2.0%	4.3%

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

The table below presents our operating results for the three months ended March 31, 2005 and 2006 and the related period-to-period changes:

	Three Months Ended March 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2006
	(in millions, except percentages)
Restaurant sales	$132.9	$186.4	$53.5	40.2%
Food, beverage and packaging costs	43.1	59.2	16.2	37.6
Labor costs	39.7	52.9	13.3	33.5
Occupancy costs	10.5	13.9	3.3	31.6
Other operating costs	17.3	23.2	5.9	34.2
General and administrative expenses	11.2	15.3	4.0	36.1
Depreciation and amortization	6.5	8.0	1.5	23.9
Pre-opening costs	0.5	1.1	0.7	n/m	*
Loss on disposal of assets	0.3	0.6	0.4	n/m	*
Net interest income (expense)	(0.1)	0.9	1.0	n/m	*
Provision for income taxes	1.8	5.7	3.9	n/m	*

*	not meaningful

Restaurant Sales. Of the $53.5 million increase in restaurant sales, $26.1 million was due to an increase in comp restaurant sales, $24.7 million resulted from company-operated restaurants opened in 2005 that were not yet comparable and $2.8 million was due to 15 company-operated restaurants opened in 2006. Average restaurant sales for the trailing 12-month period ended March 31, 2006 increased 10.2% to $1.502 million from $1.363 million for the trailing 12-month period ended March 31, 2005, driven primarily by comp restaurant sales growth of 19.7% that reflected our focus on improving service time and increasing nationwide awareness of our brand. A substantial majority of the comp restaurant sales growth was due to an increase in the number of transactions, and the remainder was driven primarily by menu price increases in certain markets.

Food, Beverage and Packaging Costs. As a percentage of total revenue, food, beverage and packaging costs decreased due primarily to the impact of menu price increases in selected markets and favorable commodity prices offset by higher fuel costs.

Labor Costs. Labor costs as a percentage of revenue decreased primarily due to improved employee efficiency resulting from an increase in the number of transactions which did not require a corresponding increase in staff.

Occupancy Costs. As a percentage of total revenue, occupancy costs decreased due to higher average restaurant sales on a partially fixed-cost base. The decrease was partially offset by inflationary pressures on rents and the opening of restaurants in more expensive locations such as New York City and the San Francisco Bay Area.

Other Operating Costs. Other operating costs as a percentage of total revenue decreased primarily due to the effect of higher average restaurant sales on a partially fixed-cost base and a temporary reduction in marketing costs.

General and Administrative Expenses. The increase in general and administrative expenses primarily resulted from hiring more employees as we grew, increases in stock-based compensation expense and adding new positions in order to operate as a public company. Stock-based compensation increased as a result of a one-time broad-based stock option grant at the time of the initial public offering of our Class A common stock and the modification of certain options for terminated employees. As a percentage of total revenue, general and administrative expenses decreased due primarily to the effect of higher average restaurant sales on a partially fixed-cost base.

Depreciation and Amortization. Depreciation and amortization increased primarily due to restaurants opened in 2006 and in 2005. As a percentage of total revenue, depreciation and amortization decreased to 4.3% in 2006 from 4.8% in 2005 primarily due to higher average restaurant sales.

Pre-Opening Costs. Pre-opening costs increased principally because of the change in accounting principle required by FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (“FSP 13-1”). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as expense in reporting periods beginning after December 15, 2005. Accordingly, we recognized additional pre-opening expense of $0.7 million in the first quarter of 2006 under this principle. Had FSP 13-1 been effective in 2005, we would have recognized additional pre-opening costs of approximately $1.1 million in the first quarter of 2005.

Loss on Disposal of Assets. The increase in loss on disposal of assets was largely due to write-offs of equipment as a result of store maintenance and system upgrades.

Net Interest Income. The increase in interest income (net of interest expense) resulted from investing the net proceeds from our initial public offering in short-term investments with maturities of three months or less during the first quarter of 2006.

Provision for Income Taxes. The increase in the provision for income taxes is a result of our growth in income from operations and taxable income as well as an increase in our effective tax rate to 41.4%.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The table below presents our operating results for the years ended December 31, 2004 and 2005 and the related period-to-period changes:

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2004	2005
	(in millions, except percentages)
Restaurant sales	$468.6	$625.1	$156.5	33.4%
Food, beverage and packaging costs	154.1	202.3	48.1	31.2
Labor costs	139.5	178.7	39.2	28.1
Occupancy costs	36.2	47.6	11.4	31.6
Other operating costs	64.3	83.0	18.7	29.1
General and administrative expenses	44.8	52.0	7.1	15.9
Depreciation and amortization	21.8	28.0	6.2	28.5
Pre-opening costs	2.2	2.0	(0.2)	(10.1)
Loss on disposal of assets	1.7	3.1	1.4	85.9
Net interest expense	—	0.8	0.8	n/m	*
Benefit for income taxes	—	7.5	7.5	n/m	*

*	not meaningful

Restaurant Sales. Of the $156.5 million increase in restaurant sales, $61.8 million resulted from 103 company-operated restaurants opened in 2004, $47.4 million was due to an increase in comp restaurant sales, and $47.3 million was due to 80 company-operated restaurants opened in 2005. Average restaurant sales for the trailing 12-month period ended December 31, 2005 increased 5.8% to $1.440 million from $1.361 million for the trailing 12-month period ended December 31, 2004, driven primarily by comp restaurant sales growth of 10.2% that reflected increasing nationwide awareness of our brand, which also enabled new restaurants to open with higher average sales. A substantial majority of the comp restaurant sales growth was due to an increase in the number of transactions, and the remainder was driven primarily by menu price increases in certain markets.

Food, Beverage and Packaging Costs. As a percentage of total revenue, food, beverage and packaging costs decreased due primarily to a decline in raw ingredient costs and menu price increases, partially offset by increased fuel costs.

Labor Costs. Labor costs as a percentage of revenue decreased largely due to improved employee efficiency resulting from an increase in the number of transactions, which did not require a corresponding increase in staff, and a gradual improvement over time in staffing our restaurants with the most appropriate number of crew members for each restaurant.

Occupancy Costs. As a percentage of total revenue, occupancy costs decreased due to higher average restaurant sales on a partially fixed cost base. The decrease was partially offset by inflationary pressures on rents and the opening of restaurants in more expensive locations such as New York City.

Other Operating Costs. Other operating costs as a percentage of total revenue declined primarily due to the effect of higher average restaurant sales on a partially fixed-cost base and improvements in restaurant operations over time.

General and Administrative Expenses. The increase in general and administrative expenses primarily resulted from hiring more employees as we grew and stock based compensation expense resulting from a stock grant and the adoption of SFAS 123(R). The increase in expense was offset by the $4.0 million charge in 2004 to establish a reserve related to potential credit card liabilities. As a percentage of total revenue, these expenses decreased due primarily to the effect of higher average restaurant sales on a partially fixed-cost base.

Depreciation and Amortization. Depreciation and amortization increased primarily due to restaurants opened in 2005 and in late 2004. As a percentage of total revenue, depreciation and amortization remained relatively consistent at 4.5% in 2005 and 4.6% in 2004.

Pre-Opening Costs. Pre-opening costs decreased principally because there were fewer restaurant openings in 2005 than in 2004.

In October 2005, the Financial Accounting Standards Board (“FASB”) issued FSP 13-1, which requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective in 2005, we would have recognized additional pre-opening costs of approximately $4.2 million. We expect pre-opening costs to increase as we begin to recognize this expense in 2006.

Loss on Disposal of Assets. The increase in loss on disposal of assets was largely due to additional write-offs associated with investigating potential restaurant sites that we considered but subsequently rejected, as well as write-offs of obsolete equipment as a result of software upgrades.

Net Interest Expense. The increase in interest expense (net of interest income) was due to higher average borrowings from McDonald’s in 2005 than in the comparable 2004 period, as McDonald’s did not make any equity contributions in 2005.

Benefit for Income Taxes. During 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance of $20.3 million. The benefit from the reduction of the valuation allowance was partially offset by our current tax expense of $12.8 million, which resulted in the realization of a net tax benefit of $7.5 million. The $20.3 million tax benefit was a one-time tax benefit and we expect to incur tax expense prospectively.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The table below presents our operating results for the years ended December 31, 2003 and 2004 and the related year-to-year changes:

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2003	2004
	(in millions, except percentages)
Restaurant sales	$314.0	$468.6	$154.6	49.2%
Food, beverage and packaging costs	104.9	154.1	49.2	46.9
Labor costs	94.0	139.5	45.5	48.4
Occupancy costs	25.6	36.2	10.6	41.5
Other operating costs	43.5	64.3	20.8	47.7
General and administrative expenses	34.2	44.8	10.6	31.1
Depreciation and amortization	15.1	21.8	6.7	44.5
Pre-opening costs	1.6	2.2	0.6	34.4
Loss on disposal of assets	4.5	1.7	(2.8)	(62.7)
Net interest income	0.2	—	(0.2)	n/m *

*	not meaningful

Restaurant Sales. Of the $154.6 million increase in restaurant sales, $62.8 million resulted from sales by 103 company-operated restaurants opened in 2004, $50.1 million resulted from additional sales in 2004 by 74 company-operated restaurants opened in 2003 and $41.7 million was due to comp restaurant sales increases. A substantial majority of the comp restaurant sales growth was due to an increase in the number of transactions and the remainder was driven primarily by menu price increases in certain markets. Average restaurant sales for 2004 increased 6.8% to $1.361 million from $1.274 million for 2003, driven primarily by comp restaurant sales growth of 13.3% that reflected increasing nationwide awareness of our brand, which also enabled new restaurants to open with higher average restaurant sales.

Food, Beverage and Packaging Costs. As a percentage of total revenue, food, beverage and packaging costs decreased largely driven by a menu price increase that was partially offset by higher chicken, beef, cheese and tomato costs.

Labor Costs. Labor costs as a percentage of total revenue decreased largely due to improved employee efficiency resulting from an increase in average restaurant sales, which did not require a corresponding increase in staff.

Occupancy Costs. As a percentage of total revenue, occupancy costs decreased primarily as a result of the effect of higher average restaurant sales on a largely fixed-cost base.

Other Operating Costs. Other operating costs as a percentage of restaurant sales declined primarily due to the effect of higher average restaurant sales on a partially fixed-cost base.

General and Administrative Expenses. The $10.6 million increase in general and administrative expenses primarily resulted from a $4.0 million charge to establish a reserve related to potential credit card liabilities and hiring more employees as we grew. As a percentage of total revenue, these expenses decreased as a result of our ability to further leverage our existing corporate infrastructure over more restaurants.

Depreciation and Amortization. Depreciation and amortization increased primarily due to new restaurants openings. As a percentage of total revenue, depreciation and amortization decreased primarily due to the effect of higher average restaurant sales on a largely fixed-cost base.

Pre-Opening Costs. The increase in pre-opening costs was principally due to the opening of 103 company-operated restaurants in 2004, an increase of 29 company-operated restaurant openings from 2003.

Loss on Disposal of Assets. The decrease in loss on disposal of assets was largely due to a $2.0 million write-off associated with the closing of three restaurants in 2003.

Net Interest Income. The decrease in interest income (net of interest expense) was due to reduced earnings on average excess cash deposits in 2004 as compared to 2003.

Quarterly Financial Data/Seasonality

The following table presents consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2006. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	2004 Quarters Ended				2005 Quarters Ended				2006 Quarter Ended Mar. 31
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)
Revenue	$101.4	$117.2	$124.6	$127.5	$133.4	$156.3	$164.7	$173.3	$187.0
Operating income (loss)	0.7	4.9	4.2	(3.8)	4.4	9.3	9.5	7.7	12.7
Net income (loss)	0.5	5.0	4.3	(3.7)	2.6	25.7	5.1	4.3	8.0
Number of restaurants opened in quarter	29	26	21	28	18	17	17	28	15
Comp restaurant sales growth	23.2%	13.2%	8.9%	10.4%	4.1%	9.6%	11.5%	14.3%	19.7%

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, our average restaurant sales are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, restaurants located near colleges and universities generally do more business during the academic year. The number of trading days can also affect our results. For example, 2004 was a leap year, which contributed about 3 percentage points of the increase in our restaurant sales in February of that year. Overall, on a year-to-year basis, changes in trading days do not have a significant impact on our results.

Our quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unanticipated events. New restaurants have lower margins immediately following opening as a result of the expenses associated with opening new restaurants and their operating inefficiencies in the months immediately following opening. Because we tend to open more new restaurants later in the fiscal year, our fourth quarter net income may be lower than in other quarters. In addition, unanticipated events also impact our results. For example, in the second quarter of 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance of $20.3 million, resulting in a net tax benefit of $16.7 million in that quarter. In the fourth quarter of 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and for the cost of replacing cards and monitoring expenses and fees, which reduced our operating income. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

Our primary liquidity and capital requirements are for new restaurant construction, working capital and general corporate needs. Prior to our initial public offering, we financed these requirements primarily through equity sales to McDonald’s and others as well as through cash flows from operations. Upon the closing of our initial public offering in January 2006, we received net proceeds from the offering of approximately $120.9 million. We are using, or expect to use, the net proceeds to provide additional support for the growth of our business (primarily through opening restaurants), for maintenance of our existing restaurants and for general corporate purposes.

McDonald’s and, to a lesser extent, some of our minority shareholders have historically provided us with significant financing. We have also historically obtained short-term borrowings from McDonald’s from time to time under documented lines of credit at an interest rate equal to the U.S. prime rate plus 100 basis points. The existing line of credit with McDonald’s (under which there were no borrowings outstanding as of December 31, 2005 and March 31, 2006) will expire in June 2006 and is not expected to be renewed. Loans under these agreements were repaid with proceeds of private placements of our equity securities. In April 2004 and June 2003, we issued shares of common stock to McDonald’s and to certain other persons who were accredited investors for an aggregate purchase price of $65.0 million and $38.0 million, respectively.

We haven’t required significant working capital because customers pay using cash or credit cards and because our operations do not require significant receivables, nor do they require significant inventories due, in part, to our use of various fresh ingredients. In addition, we generally have the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support growth.

Operating Activities. Net cash provided by operating activities was $23.2 million for the three months ended March 31, 2006 compared to $11.0 million for the same period in 2005. The increase was primarily attributable to a $9.3 million improvement in income before income taxes driven by higher average restaurant sales and higher restaurant margins. Net cash provided by operating activities was $77.4 million for 2005 compared to $39.7 million for 2004. The $37.8 million increase was primarily attributable to a $31.6 million improvement in net income driven by higher average restaurant sales and higher restaurant margins due to having significantly more restaurants in operation. Net cash provided by operating activities was $39.7 million for 2004 compared to $22.1 million for 2003. The $17.6 million increase in 2004 was primarily attributable to a $13.8 million improvement in net income (loss) driven primarily by higher average restaurant sales and higher restaurant margins.

Investing Activities. Net cash used in investing activities was $14.2 million for the three months ended March 31, 2006 compared to $18.6 million in the same period in 2005. The decrease related primarily to lower capital expenditures as we opened 15 restaurants in the first quarter of 2006, compared with 18 restaurants in the first quarter of 2005. Net cash used in investing activities was $83.0 million for 2005 compared to $95.6 million in 2004. The $12.6 million decrease related to lower capital expenditures in 2005 as we opened 80 restaurants in 2005, compared with 104 restaurants in 2004. Net cash used in investing activities was $95.6 million for 2004 compared to $86.1 million for 2003. The increase was primarily as a result of higher capital expenditures as we opened 104 restaurants in 2004 compared to 76 in 2003.

Financing Activities. Net cash provided by financing activities was $124.4 million in the three months ended March 31, 2006 compared to $9.8 million in the same period in 2005. The increase was mainly attributable to the proceeds from the initial public offering of common stock. Net cash provided by financing activities was $5.7 million in 2005 compared to $55.9 million in 2004. The $50.3 million decrease was attributable to decreased financing requirements as a result of improvements in net cash provided by operating activities and fewer restaurant openings in 2005 as compared to 2004. Net cash provided by financing activities was $55.9 million for 2004 compared to $64.0 million for 2003. The decrease in cash provided by financing activities in 2004 was attributable to decreased financing requirements as a result of our improvement in net cash provided by operating activities, which was partially offset by more restaurant openings in 2004.

Liquidity and Capital Expenditures. We are using, or expect to use, the net proceeds of our initial public offering to provide additional support for the growth of our business (primarily through opening restaurants), for maintenance of our existing restaurants and for general corporate purposes. We do not expect McDonald’s to provide us with financing in the future. However, in accordance with the tax allocation agreement between McDonald’s and Chipotle, McDonald’s has agreed to compensate us for any net operating losses or tax credits it used that are attributable to our operations. As of December 31, 2005 and March 31, 2006, the amount owed by McDonald’s totaled $28.2 and $26.4 million, respectively, for tax attributes it utilized. We expect to receive payment from McDonald’s for these tax attributes as we make estimated tax payments, but no later than the first quarter of 2008.

Our total capital expenditures for 2005 were $83.0 million, and we expect to incur capital expenditures of about $95 million in 2006, relating primarily to our construction of new restaurants in both periods. We believe that cash from operations, together with the net proceeds from the initial public offering and the reimbursement from McDonald’s for use of our net operating losses, will be enough to meet ongoing capital expenditures, working capital requirements and other cash needs over at least the next 24 months.

Contractual Obligations

Our contractual obligations as of December 31, 2005 were as follows:

	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Operating leases	$778.8	$45.2	$89.3	$88.8	$555.5
Deemed landlord financing	6.8	0.3	0.6	0.6	5.3

Total contractual cash obligations	$785.6	$45.5	$89.9	$89.4	$560.8

We’re obligated under non-cancelable leases for our restaurants and administrative offices. Our leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line restaurants, or 15 to 20 years with several five-year extensions, for free-standing restaurants. Our leases generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases. See “Risk Factors—Risks Related to Our Business and Industry—We’re subject to all of the risks associated with leasing space subject to long-term non-cancelable leases and, with respect to the real property we own, owning real estate.” At March 31, 2006 there were no material differences in our outstanding contractual obligations.

As discussed in “Certain Relationships and Related Party Transactions—Services Agreement,” we have entered into a services agreement with McDonald’s pursuant to which it will continue to provide us, for an estimated cost of about $10 to $11 million for the first year, with certain services it has historically provided, including, among others, accounting services, insurance policy coverage and certain welfare plans for our employees. The services agreement became operative on the closing date of the initial public offering, January 31, 2006, and has terms ranging from approximately one to two years depending on the service. Services will renew automatically unless we or McDonald’s terminates the services agreement prior to renewal. If McDonald’s ceases to own more than 80% of the combined voting power of our stock, we or McDonald’s may terminate the services agreement or any of the services on providing advance notice, which ranges from two to 15 months depending on the service; however, we or McDonald’s may terminate the accounting services that McDonald’s provides to us at any time, upon providing 15 months’ notice, regardless of the level of McDonald’s ownership. In light of McDonald’s plan to dispose of its remaining interest in us by year-end 2006, subject to market conditions, we have begun discussions with suppliers and service providers regarding new or amended contracts. In addition, we may in the future repurchase Chipotle franchises from our franchisees in connection with their obligation to dispose of either that franchise or their McDonald’s franchise within 24 months after relevant triggering events. We are not obligated to repurchase any of these franchises. See “Certain Relationships and Related Party Transactions—Relationships with Franchisees.”

Off-Balance Sheet Arrangements

As of December 31, 2005 and March 31, 2006, we had no off-balance sheet arrangements or obligations.

Recent Accounting Pronouncements

Effective January 1, 2006, on a prospective basis, we adopted FSP 13-1. Under FSP 13-1, rental costs associated with ground or building operating leases incurred during a construction period, or pre-opening rent, are to be expensed. Prior to adoption of FSP 13-1, pre-opening rent was capitalized and included in leasehold improvements in the consolidated balance sheet. Had pre-opening rent been accounted for under FSP 13-1 in 2005, $1.1 million ($0.6 million, net of tax) of additional pre-opening costs would have been recognized in the three months ended March 31, 2005.

Critical Accounting Policies and Estimates

We describe our significant accounting policies, including our critical accounting policies, in Note 1 of our annual consolidated financial statements. Critical accounting policies are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Leasehold Improvements, Property and Equipment

We state the value of our leasehold improvements, property and equipment, including primarily restaurant equipment, furniture, fixtures and small wares at cost, minus accumulated depreciation and amortization. We calculate depreciation using the straight-line method of accounting over the estimated useful lives of the related assets. We amortize our leasehold improvements using the straight-line method of accounting over the shorter of the lease term (including reasonably assured renewal periods) or the estimated useful lives of the related assets. We generally use estimated useful lives of between three and seven years for equipment; between three and ten years for furniture and fixtures; and between three and 20 years for leasehold improvements and buildings. We expense repairs and maintenance as incurred, but capitalize major improvements and betterments. We make judgments and estimates related to the expected useful lives of these assets that are affected by factors such as changes in economic conditions and changes in operating performance. If we change those assumptions in the future, we may be required to record impairment charges for these assets.

Impairment of Long-Lived Assets

We review property and equipment, including leasehold improvements, for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flow and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. We perform this analysis at the restaurant level to determine whether there are any indicators of permanent impairment. In determining future cash flows, we make significant estimates with respect to future operating results of each restaurant over its remaining lease term. If we determine that assets are impaired, we then measure the impairment charge by calculating the amount by which the asset-carrying amount exceeds its fair value, as determined by an estimate of discounted future cash flows. We use estimates and assumptions that are subject to a high degree of judgment in determining asset fair values. If we change those assumptions in the future, we may be required to record impairment charges for these assets.

Goodwill

Goodwill resulted primarily from McDonald’s purchases of interest in Chipotle. Goodwill is not subject to amortization. We do, however, test goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We completed our most recent impairment test as of November 30, 2005, and determined that there were no impairment losses related to goodwill or other indefinite lived assets. In assessing the recoverability of goodwill, we compared the carrying amount of the company to its fair value based upon the low end of the proposed initial public offering price range at that time, $15.50. In the future, our fair value will be determined based upon quoted market prices of our common stock. If we change these estimates in the future, we may be required to record impairment charges for goodwill.

Leases

We lease most of our restaurant locations. We account for our leases under FASB Statement No. 13, Accounting for Leases (“SFAS 13”) and subsequent amendments, which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. We recognize rent expense for our operating leases, which have escalating rentals over the term of the lease (which includes reasonably assured renewal options), on a straight-line basis over the lease term. In addition, the lease term is deemed to commence when we take physical possession of the leased property. Prior to our adoption of FSP 13-1 on January 1, 2006, we capitalized rental expense incurred during the construction period. We now expense rent prior to the restaurant opening. We use a consistent lease term when calculating depreciation of leasehold improvements, when determining straight-line rent expense and when determining classification of our leases as either operating or capital. Contingent rents are generally amounts we must pay to landlords when we have sales in excess of certain thresholds stipulated in certain restaurant leases and are included in rent expense as they accrue. Some of our leases contain tenant improvement allowances. For purposes of recognizing tenant improvement allowances, we amortize the incentives over their estimated useful lives. For tenant improvement allowances, we also record a deferred rent liability or an obligation on our consolidated balance sheet.

Insurance Liability

We maintain, or in some cases McDonald’s maintains on our behalf, various insurance policies for workers’ compensation, employee health, general liability and property damage. Pursuant to those policies, we’re responsible for losses up to certain limits for our general liability and property damage insurance and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on our estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends differ from our estimates, our financial results could be affected.

Income Taxes

Prior to our initial public offering in January 2006, we were not a separate taxable entity for federal or most state income tax purposes. Consequently, McDonald’s included our results of operations in its consolidated federal and state income tax returns for the periods prior to our initial public offering. We will remain in McDonald’s consolidated tax returns for some states until its ownership percentage decreases to below 50%. Our tax provision is computed based on a separate return basis. We’ve accounted for, and currently account for, income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 establishes financial accounting reporting standards for the effects of income taxes resulting from an enterprise’s activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We recognize deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or McDonald’s tax returns. If the future consequences of differences between financial reporting basis and tax basis of our assets and liabilities result in a net deferred tax asset, we evaluate the probability of our ability to realize the future benefits indicated by that asset. If it is more likely than not that some portion or all of the deferred tax asset will not be realized, we’ll record a valuation allowance related to a deferred tax asset. Our ability to realize that net deferred tax asset generally depends on whether we have enough taxable income of an appropriate character within the carry-forward period permitted by applicable tax laws. Unless we have enough taxable income to offset the deductible amounts and carry forwards, the related tax benefits will expire unused. We evaluate both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of the deferred tax asset will not be realized, and we measure deferred items based on enacted tax laws. This evaluation requires us to project our taxable income to determine if our income is sufficient to realize the tax assets. The preparation of these projections requires considerable judgment and is subject to change to reflect future events and changes in tax laws.

Reserves/Contingencies for Litigation and Other Matters

We are involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and we cannot predict the outcomes with any degree of certainty. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of March 31, 2006, and December 31, 2005 and 2004. Once resolved, however, these actions may affect our operating results and cash flows. In addition, we’re involved in claims relating to the possible theft of our customers’ credit and debit card data. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and the cost of replacing cards and monitoring expenses and fees. As of March 31, 2006, the remaining reserve was $1.3 million. As the situation develops and more information becomes available, the amount of the reserve may be increased or decreased accordingly. See “Risk Factors—Risks Related to Our Business and Industry—We may have experienced a security breach with respect to certain customer credit and debit card data, and we have incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information.”

Quantitative and Qualitative Disclosure about Market Risk

In addition to risks inherent in our operations, we are exposed to certain market risks. The following discussion provides additional detail regarding our exposure to the risks of changing interest rates and commodity price risks associated with the food products and other operating essentials we purchase that are affected by commodity pricing and therefore subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are beyond our control. This discussion includes an assessment of the potential impact of inflation on our business.

Changing Interest Rates

We’re exposed to interest rate risk through the investment of our cash and cash equivalents. Prior to our initial public offering we operated under an agreement with McDonald’s whereby they agreed to pay us interest on any excess cash at the 30-day commercial paper rate plus 50 basis points. Changes in interest rates affect the interest income we earn and, therefore, impact our cash flows and results of operations. As of December 31, 2005 and 2004, we had deposited $2.2 million and $0.7 million, respectively, with McDonald’s under this agreement, bearing interest at 4.63% and 2.66% on each respective date.

Since the completion of our initial public offering, we have invested our cash in short-term investments with maturities of three months or less. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations. As of March 31, 2006, we had $132.2 million deposited in short-term investments bearing a weighted average interest rate of 4.64%.

Commodity Price Risks

We’re also exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities that are affected by weather, seasonality and other factors outside our control. In 2003, our food expense was affected by higher avocado prices reflecting a poor growing season due to inclement weather and pestilence. In 2004, prices for chicken rose significantly due to a ban by Asian countries on their chicken exports following outbreaks of avian flu. The more limited worldwide chicken supply, combined with continued high demand, drove prices upward. Beef prices have also been higher in the past year due to U.S. restrictions on Canadian imports in the wake of incidents of “mad cow” disease in Canadian cattle herds. Weather is also a factor, especially when severe conditions limit the growing season or crop quality. This happened in 2004, when hurricanes in some parts of the United States damaged tomato crops and drove prices higher.

We work closely with our suppliers and use a mix of forward pricing protocols under which we agree with our supplier on fixed prices for deliveries at sometime in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on specified formula related to the prices of the goods, such as spot prices. Though we do not have long-term supply contracts or guaranteed purchase amounts, our pricing protocols with suppliers can remain in effect for periods ranging from one month to a year, depending on the outlook for prices of the particular ingredient. We also sometimes buy supplies at current market or spot prices. We’ve tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, weather, crises and other world events that may affect supply prices. Long-term increases in ingredient prices could adversely affect our future results if we cannot increase menu prices at the same pace for competitive or other reasons. Similarly, if we believe the ingredient price increase to be short in duration we may choose not to pass on the cost increases, which could adversely affect our short-term financial results.

Inflation

Over the past five years, inflation has not significantly affected our operating results. The impact of inflation could, however, significantly affect our operations in the following ways:

•	Food, beverage and packaging costs as a percentage of revenue has fluctuated in the past, generally in response to changes in availability of our main ingredients. Based on current market conditions, we believe that the cost of our main ingredients should not experience significant volatility, except for short-term chicken prices, which have increased as a result of the damage to chicken farms caused by hurricane Katrina. In addition, diesel and gasoline prices are projected to be high in the spring and summer of 2006 and could experience further increases as a result of the shut-down of several oil refineries by hurricanes Katrina and Rita, which could cause our other ingredient costs to increase.

•	We pay many of our crew members hourly rates related to the applicable federal or state minimum wage (although all of our crew members make more than the minimum wage). Our workers’ compensation and health insurance costs have been and are subject to continued inflationary pressures.

•	Costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures and impact our occupancy costs.

In some markets, inflation rates may be higher than the national average.

WHAT WE DO

When a Chain Isn’t a “Chain”

When Chipotle opened its first restaurant in 1993, the idea was simple: demonstrate that food served fast didn’t have to be a “fast-food” experience. We tried to avoid using a formulaic approach when creating our experience and looked to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. When we opened, there wasn’t an industry category to describe what we were doing. Some 12 years and more than 500 restaurants later, we compete in a category of dining now called “fast-casual,” the fastest growing segment of the restaurant industry, where customers expect food quality that’s more in line with full-service restaurants, coupled with the speed and convenience of fast food.

A lot of what we do can be related to our namesake: the chipotle pepper. A chipotle pepper is a jalapeno pepper that’s been dried, then smoked over mesquite, transforming its simple taste into a richly nuanced, smoky flavor. We’ve used that characteristic of the chipotle as an inspiration in all of the elements that shape the depth of flavor and nuance in what we do at Chipotle—great food accessible at reasonable prices, genuinely friendly people providing real service and a stylish atmosphere.

What We Do Really Well

We do just a few things but try to do them really well, and we plan to keep this intentionally focused strategy as we grow. We transform our food in the same way the jalapeno is transformed into a chipotle, elevating basic raw ingredients into food that’s more sophisticated with layers of flavor through our recipes and cooking techniques. Similarly, our restaurant design transforms simple materials in distinctive ways, giving our restaurants a style that’s more architectural in nature and less dependent on standardized design elements. We respect our employees and invite them to share their ideas on how to best serve our customers, which we think inspires them to take pride in their work and increases their dedication to our customers and our company. From our focused menu to the uncomplicated flow of our restaurants, our simple but thorough management and operations practices and a comparatively small inventory, we emphasize keeping things simple so we can focus on serving great food.

“Food With Integrity”

Our focus has always been on using the kinds of higher-quality ingredients and cooking techniques used in high-end restaurants to make great food accessible at reasonable prices. But as we’ve grown, our vision has evolved. While using a variety of fresh ingredients remains the foundation of our menu, we believe that “fresh is not enough, anymore.” “Fresh” is just a starting point. Now we want to know where all of our ingredients come from—how vegetables are grown and animals are raised—so that we can be sure they are flavorful while understanding the environmental and societal impact of our business. We call this idea “food with integrity,” and it guides how we run our business.

•	Using higher-quality ingredients. We use a variety of ingredients that we purchase from carefully selected suppliers. We concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. For example, we only use naturally raised pork, and other ingredients we use include naturally raised beef and chicken, as well as organically grown and sustainably grown produce, as described below under “—“Hours to Prepare, Seconds to Serve”: Menu and Food Preparation.” We continue to investigate using even more naturally raised, organically grown and sustainably grown ingredients, in light of pricing considerations. In all of our restaurants, we make our guacamole, tomato and corn salsa daily, using what we believe are the best available ingredients. We hope to be at the forefront in creating larger markets for these higher-quality ingredients and making higher-quality food that’s previously been available only in some grocery restaurants and high-end restaurants accessible to just about everyone.

•	A few things, thousands of ways. We only serve a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. But because customers can choose from many different ingredients, there’s a lot of variety. Mathematically speaking, our menu can provide literally thousands of choices. We plan to keep a simple menu, but we will always consider sensible additions. For example, we introduced the burrito bol in 2003—just when the popularity of low-carbohydrate diets exploded—and estimate that we sold about seven million of them in that year. While many of our competitors raced to create low-carbohydrate menus, we didn’t change much. We just developed a new way to deliver the food we already served. In 2005, we rolled out a salad that we think appeals to people who want lighter fare or more variety. We think our customers like the simplicity of what we’re doing and that the Chipotle experience has broad appeal.

We believe that our focus on “food with integrity” will resonate with customers as the public becomes increasingly aware of, and concerned about, what they eat.

Our Employees Set Us Apart

We believe that our front-line crew differentiates the Chipotle experience. We place a premium on finding employees who will thrive in an environment where they’re expected to do more than follow a detailed manual and who embrace our vision of good food, served quickly. This is important because our food ordering process lets our customers select exactly what they want and how they want it by speaking directly to the employees preparing the food. Virtually all of what our crew does is in view of customers, giving them a chance to display their culinary skills as well as their individuality. These and other aspects of our culture set us apart from many of our competitors, as described below under “—Making and Selling “One Burrito At A Time”: Restaurant Management and Operations.” Because the person who prepares the food—grilling chicken and steak, chopping fresh vegetables, tossing freshly steamed rice with cilantro and citrus juice—is often the same person who serves it, our employees have a strong sense of pride in their work. We think this and our crew’s commitment to our vision contribute to better execution and service and are reflected in our crew turnover rate, which we believe is lower than the average in our industry.

No Two Restaurants Are The Same

The design of each Chipotle restaurant reflects the same idea as our food: a limited number of basic materials—concrete, corrugated barn metal, plywood, steel and utilitarian light fixtures—used in creative ways. We design each restaurant individually to suit the space. Our restaurants rely on a natural flow to make the food ordering process intuitive. Our approach allows us to build restaurants that are unmistakably Chipotle, while respecting the character of the neighborhoods where we operate, as described below under “—Looking for New Opportunities: Site Development and Expansion.” The design of our serving line and our open kitchens also exemplify our vision, demonstrating our commitment to cooking higher-quality food. Through this approach, we think we’ve made interesting and intelligent design available to the general public.

Customers Who Sell For Us

We believe the best and most recognizable brands aren’t built through advertising or promotional campaigns alone, but rather through deeply held beliefs evident in how a company runs its business. All of the ways that we project ourselves—beginning with each customer’s experience in our restaurants, the look and feel of our restaurants, our advertising and promotional programs, and the design items that carry our name or logo—influence how people think about us. By adhering to this principle, we believe that Chipotle is well positioned to become a highly recognized brand.

When we open a new restaurant, we plan a range of activities to introduce our food to the local community to help create interest in the restaurant from the start. And our advertising, which includes print, outdoor, transit and radio ads and most recently a sponsorship of a cooking show on the Public Broadcasting Service, has a low-key and irreverent tone that has been popular with customers. In addition, a number of publications have written favorably about our food and restaurant concept, and our food and restaurants have been featured in television programs produced without our involvement. We describe all of this in more detail below under “—Communicating With Customers: Advertising and Marketing.”

Although our marketing program has many components, we believe the single greatest contributor to our success has been word-of-mouth, with our customers learning about us and telling others. Some of our customers have gone so far as to develop websites about Chipotle, providing a way for Chipotle customers to share their stories. This kind of support helps us grow without requiring additional advertising expenditures.

Rapidly Improving Financial Performance

Our business model is simple. We start by giving our employees fun and meaningful work, and treating them with respect. We think this makes them happier, and we believe happier employees help make customers happier. Happier customers come back more frequently and are more likely to tell their friends and families about their experience at our restaurants. This simple but effective approach has helped us build a sizeable and loyal customer base and resulted in rapidly improving financial performance over the last five years. Our revenue was $627.7 million in 2005, a 98.9% increase from 2003, driven by new restaurant openings and increased average restaurant sales. During 2003, 2004, 2005 and the first quarter of 2006, we opened 275 restaurants in total. Increases in average restaurant sales have occurred partly because the time it takes for our new restaurants to ramp up has consistently shortened as we’ve grown and customers have learned about our brand, enabling new restaurants to open with higher average sales. We’ve also had strong growth in comp restaurant sales, due mainly to an increase in the number of transactions. Our net income reached $37.7 million (inclusive of a non-recurring $20.3 million tax benefit) in 2005 and $8.0 million in the first three months of 2006, and our EBITDA was $59.0 million in 2005 and $20.7 million in the first three months of 2006.

Management’s Passion, Not Just Experience

Our senior management is comprised of people who bring a mix of restaurant and business experience to their work. But most importantly, the team is committed to making Chipotle’s vision a part of all facets of our business. Steve Ells, our founder, Chairman and Chief Executive Officer, holds a degree from the Culinary Institute of America. Before he opened our first restaurant in 1993, Steve cooked at Stars restaurant in San Francisco under chef Jeremiah Tower. The Chipotle experience is infused with Steve’s understanding of, and passion for, fine dining. Monty Moran, our President and Chief Operating Officer, joined Chipotle in March 2005, previously serving as chief executive officer of Messner & Reeves, LLC, a private law firm, and as general counsel of Chipotle for much of our history. Jack Hartung, our Chief Finance and Development Officer, joined Chipotle in 2002, after spending 18 years with McDonald’s, where he held a variety of management positions. Most recently, Jack was vice president and chief financial officer for McDonald’s Partner Brands group, where he oversaw Chipotle’s financial operations from December 1999 to August 2002. Bob Wilner, our Chief Administrative Officer, joined Chipotle in 2002, and previously served as vice president of human resources for McDonald’s Partner Brands group. Together, our senior management team will beneficially own about 5% of the combined voting power of our outstanding stock and 4% of the economic interest in our outstanding common stock after this offering.

Where We Go From Here

We believe that our growth has been driven by the appeal of our food, the clarity of our vision, the increasing strength of our brand and our commitment to constantly improving our customer experience. We anticipate that our growth plans for the foreseeable future will continue to be rooted in these fundamentals as we bring the Chipotle experience to more people.

Focusing On Our Vision to Appeal to Customers

Our menu is intentionally simple. By focusing on just a few menu items, we can concentrate our effort on doing a few things very well. We haven’t really changed our approach that much since 1993, but we’ve strived to make our food taste better. For example, we’ve tried to improve the quality of our ingredients, when we can do so at a reasonable price. We believe that by focusing on the details of quality, service and the Chipotle experience, we will be able to bring great food—and our vision—to new customers and keep existing customers coming back. The more people understand and share our vision of “food with integrity,” we think the more they’ll want to eat our food. We believe that consumers’ increasing concern about the food they eat will foster demand for higher-quality foods. We believe this, in turn, will attract the interest and capital investment of larger farms and suppliers, and help us make our food more accessible. That said, we understand that we will continue to be at the forefront of this trend and must balance our interest in advancing “food with integrity” with our desire to provide great food at reasonable prices.

Expanding Our Operations and Sales

We plan to increase both sales and profits by opening new restaurants and increasing comp restaurant sales:

•	Building More Restaurants. We plan to grow in a measured and disciplined way by strategically adding restaurants in existing and new markets. We opened 80 restaurants in 2005, and we plan to open between 80 and 90 restaurants in 2006, 15 of which were opened in the first quarter of 2006. We believe most of our sales increases will come from opening new restaurants. As we’ve grown and become increasingly well-known, we’ve developed specific criteria that we continuously review and adjust to evaluate each site, as restaurant locations are critical to our long-term success.

•	Selling More Food Every Day. We continue to focus on ways to improve the customer experience at our existing restaurants so we can increase comp restaurant sales. We believe that the best way to do this is to speed up our service to sell food to more customers. We’re doing this by, for example, enhancing our staffing and training models, expanding our use of fax service lines and implementing our new Chipotle DSL (Don’t Stand in Line) online ordering system. These changes allow us to accommodate more customers and larger orders without disrupting restaurant traffic. We’ll also consider additions to our menu that could enable us to enhance sales. For example, in 2005 we rolled out our salad. Given the brand loyalty that our customers have shown, we believe that another way we can grow sales is by getting more people to try our food. We hope to keep expanding brand awareness in various ways, including through free food giveaways, word-of-mouth marketing and innovative ads and promotions.

Our Industry

Research shows that people need to eat. Where and what they choose to eat, however, has been gradually changing over time. Studies show that, over the past 50 years, people in the United States have relatively steadily shifted toward purchasing food away from home, instead of preparing and eating food at home. And the restaurant industry has grown to accommodate that trend. The National Restaurant Association estimates that the U.S. industry’s sales in 2005 will reach $511 billion (about 4.0% of the U.S. gross domestic product) at 925,000 locations nationwide. The Association further predicts that, by 2010, food purchased away from home will represent more than half of all consumer food purchases, and that the number of restaurants around the country will swell to more than a million locations.

We believe that there are many reasons that the industry is expanding and eating out is becoming increasingly popular. A growing population means more customers for restaurants to draw from, higher income levels (particularly among dual-income families, “Gen-Xers” and “baby boomers”) mean more discretionary income to spend eating out, and busier lifestyles mean people have less time to prepare food at home. As a result, more people are willing to pay for the convenience of quality food made by others. As the restaurant industry adapts to consumer trends, restaurants (including fast-casual restaurants in particular) have increasingly made available the higher-quality food that people want, as illustrated by the proliferation of premium coffee shops, beers, specialty supermarkets and the like.

Restaurants today come in many shapes and sizes, ranging from high-end full-service restaurants to fast-food establishments. But that hasn’t always been the case. When Steve Ells opened the first Chipotle in 1993, consumers had few dining options between traditional fast-food establishments and high-end full-service restaurants. Steve was frustrated by this lack of options and thought he could fill the void. Relying on his view that “fast” didn’t have to mean “fast food,” Steve opened the first Chipotle restaurant and served food made from higher-quality ingredients, using many traditional cooking methods and prepared to order rather than in advance. Steve tried to avoid formulaic approaches that were common in quick-service restaurants and looked to fine-dining restaurants for inspiration, using architectural and design elements like those one would expect in a full-service restaurant. He also chose a simple menu that allowed him to price menu items closer to fast-food prices and decided not to use waiters, so that food could be quickly served directly to the customer.

When we opened our first restaurant in 1993, there wasn’t even an industry category to describe what we were doing. Since then, others have moved to fill the gap between fast-food establishments and full-service restaurants and a new industry segment, dubbed “fast-casual,” has emerged. These restaurants combined characteristics from both full-service restaurants (the more pleasant atmosphere, higher-quality ingredients and food that’s made to order) and from quick-service restaurants (chiefly accessibility, lower prices and faster service), and blended them to create something that sets fast-casual restaurants apart from both. Like many fast-casual restaurants, our restaurants feature last-minute food preparation and assembly with menu items ordered directly from the employees preparing the food, and rely on a variety of fresh ingredients used in creative ways, all served in restaurants that emphasize design. Customers of fast-casual restaurants often have to pay a bit more for the experience—the fast-casual segment charges, on average, about $7 to $10 per person. The growing demand for fast-casual restaurants (particularly among “Gen-Xers” and “baby boomers”) and the increasing popularity and acceptance of various ethnic foods work to our advantage.

The Good, the Bad and the Ugly: Competition

The fast-casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast-casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast-casual restaurant segment, however, focuses primarily on taste, quality and the freshness of the menu items and the ambience and condition of each restaurant. For further information about the restaurant industry, see “—Our Industry” above.

We compete with national and regional fast-casual, quick-service and casual dining restaurants. Our competition also includes a variety of locally owned restaurants and the deli sections and in-restaurant cafés of several major grocery restaurant chains. Many of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located. See “Risk Factors—Risks Relating to Our Business and Industry—Competition from restaurant companies could adversely affect us.” Our competitors include a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which have plans for national expansion and some of which have raised capital in the public or private financial markets.

We believe we’re well-positioned to continue to grow our market position in existing and new markets given current favorable consumer trends, including the increasing impact of Hispanic culture on food and flavors, the growth of the Mexican food segment and increasing awareness and concern among consumers about what they eat. Some of our competitors have formats similar to ours. We believe, however, that Chipotle is rapidly becoming one of the most recognized fast-casual restaurants and is known for its focus on using a variety of fresh ingredients and commitment to “food with integrity,” which we think represents a significant competitive advantage in the segment in which we operate.

Making and Selling “One Burrito At A Time”: Restaurant Management And Operations

People With Passion. We value the individuality of our company, our employees and our customers, which we believe results in a management, operations and training philosophy distinct from that of our competitors. We make an effort to hire employees who share a passion for food, and who will operate our restaurants in a way that is consistent with our high standards but that allows each of their unique personalities and strengths to contribute to our success. We also produce training materials that are thought provoking and which engage our employees, rather than providing rote, step-by-step scripts or rigid policy manuals. Through our culture, diversity and language programs that we provide in all of our markets, we teach English to Spanish-speaking workers and Spanish to English-speakers, which helps staff to better serve customers and makes for tighter crews. This program helps encourage our staff members to develop skills that will enhance their work experience and enrich their personal lives.

Importance of Methods and Culture. Although we have many restaurants, we believe that our departure from the automated cooking techniques used by many of our competitors sets our vision and our food apart. Our crews use classic professional cooking methods, including slicing, marinating and grilling our meats and hand-chopping many of our vegetables, in kitchens resembling those of high-end restaurants. Despite our more labor-intensive method of food preparation, we believe that we produce food with an efficiency that enables us to compete effectively.

The Front Line is Key. Our restaurant and kitchen designs intentionally place crew members “up front” with customers to reinforce our focus on service. All our restaurant employees are encouraged to have genuine interactions with customers no matter their specific job, whether preparing food or serving customers during our busiest period. We focus on attracting and keeping people who can replicate that experience for each customer “one burrito at a time.” We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way. We believe our focus on creating a positive and interactive experience helps build loyalty and enthusiasm for our brand among restaurant managers, crew members and customers alike.

The Basics. Each restaurant typically has a restaurant manager, an assistant manager and an average of approximately 22 full and part-time crew members. We generally have two shifts at our restaurants, which helps us better predict our restaurant payroll expenses and in return provides our employees with more stable and predictable work hours. We tend to have more employees in our busier restaurants. We cross-train our employees, with a view to creating depth of competency in our critical restaurant functions. Consistent with our emphasis on customer contact, we encourage our restaurant managers and crew members to welcome and interact with customers throughout the day. And although they may increase our labor costs, we believe that the benefits we provide to our employees, which include language training and our company car program for longer-term restaurant managers, help us to attract and keep good restaurant managers and crew members.

We know that our best managers create the best experience in our restaurants. For this reason we have identified the restaurant manager role as the most important at Chipotle. This year, we implemented our new “Restauranteur” program which is offered to our top performing managers and provides bonuses as a percentage of incremental sales above a threshold subject to a certain level of incremental profits being generated. This program will also provide for incentive payouts for hiring and developing other successful managers. Although this program may increase our labor costs in the short-term, we believe that it will help us in the long-term with the development and retention of managers for our restaurants.

In addition to the employees serving our customers at each restaurant, we also have area managers (responsible on average for about six restaurants each) and operations directors (responsible on average for about 50 restaurants each). Our four regional directors (who report to our President and Chief Operating Officer) each supervise between one to four operations directors.

Looking for New Opportunities: Site Development and Expansion

Our restaurant locations are critical to our long-term success, and we devote significant time and resources to assessing each prospective site. We’ve developed specific criteria (described below) to evaluate each site. We continuously review these criteria and adjust them as warranted by changing circumstances in our business or local operating conditions.

What We’re Looking For. We primarily focus our search for sites on major metropolitan areas, particularly suburban and urban areas with strong residential and daytime populations. Our demographic requirements include trade areas with at least 15,000 residents ranging in age from 18 to 49, a daytime population of at least 10,000 and a household median income above the national average. Preferred locations include shopping center end-caps and free-standing buildings near large intersections, residential areas, offices, retail outlets, universities, recreational facilities and hospitals. We also consider various other factors, including traffic patterns, area restaurant competition, the likely effect on sales of our nearby restaurants, parking, accessibility, potential restaurant size and visibility. In larger metropolitan regions, we generally open restaurants in urban storefronts. We use a combination of our own development staff and outside real estate brokers to locate, evaluate and negotiate new sites using these criteria. We use in-house demographic modeling software to assist in our evaluation, in addition to restaurant lifecycle management system.

The cost to open a Chipotle restaurant depends on several factors, including the type of real estate, the location of the site and the amount of construction required. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Make Money.” We generally lease the land where we build our restaurants. We sometimes receive landlord development and/or rent allowances for leasehold improvements, furniture, fixtures and equipment.

Design Matters. We design each restaurant individually to suit the space, and no two restaurants look exactly the same. This approach, which is critical to our brand identity, allows us to build restaurants that are unmistakably Chipotle, while respecting the character of the neighborhoods where we operate. Whether we’re in a historic district in an urban area, or a suburban community with more restrictive zoning and similar requirements, we try to design and build restaurants that complement their surroundings, rather than overwhelm them. The overall layouts, together with the sights and sounds of our food preparation, work together to contribute to our distinctive dining experience. We’ve even taken the fundamental and necessary elements of any restaurant, such as chairs, tables and lighting, and included them in our design aesthetic. Our restaurants don’t use signs that say “Order Here” or “Pick-up Here,” but instead rely on a natural flow, based on the floor plan and architectural elements, to make the food ordering process intuitive. And our music is distinctive too—we select each song played in our restaurants to match our design and our overall approach to the Chipotle dining experience. Even the design of our chairs and artwork, created by a Colorado artist, is unique to Chipotle. The design of our serving line and our open kitchens also exemplify our vision, demonstrating our commitment to cooking fresh food. We strive to entertain our customers with our design and decor and provide a distinct visual, auditory and olfactory experience.

Where You Can Find Us: Restaurant Locations

As of March 31, 2006, we and our franchisees operated 504 restaurants. Starting from 229 restaurants on January 1, 2003, we’ve expanded our restaurant base substantially since that time. For additional information on past and planned restaurant openings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Make Money.” The table below sets forth the locations (by state) of Chipotle restaurants in operation on March 31, 2006. In addition, we have 15 restaurants under construction as of March 31, 2006.

	Restaurants in operation
Arizona	23
California	69
Colorado	55
District of Columbia	6
Florida	15
Georgia	10
Illinois	47
Indiana	6
Kansas	12
Kentucky	5
Maryland	21
Michigan	3
Minnesota	37
Missouri	10
Nebraska	7
Nevada	5
New York	13
Ohio	61
Oregon	5
Texas	60
Virginia	20
Washington	6
Wisconsin	8

Total	504	(1)

(1)	Includes two franchised restaurants in Illinois, two in Missouri, and four in Ohio.

Of our restaurants on that date, 122 were free-standing units, 284 were located at end-cap locations, 89 were located at in-line locations and nine were in malls. The average free-standing restaurant seats about 100 customers while the average in-line or end-cap restaurant seats about 65 customers. Our average restaurant size is about 2,700 square feet. Most of our restaurants also feature outdoor patio space. See “—Making and Selling ‘One Burrito At A Time’: Restaurant Management and Operations” for additional information about our restaurants, and “—Franchising” for a discussion of our franchisees.

“Hours To Prepare, Seconds to Serve”: Menu and Food Preparation

A Few Things, Thousands of Ways. We serve only a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there’s enough variety to extend our menu to provide more than 65,000 choices. We plan to keep a simple menu, but we’ll consider additions that we think make sense. For example, we introduced the burrito bol in 2003 and, in 2005, we rolled out a salad that uses the same ingredients as our burritos and tacos, with the addition of chipotle-honey vinaigrette that we make in-restaurant daily.

In preparing our food, we use gas stoves and grills, pots and pans, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, herbs and spices and dry goods such as rice. Ingredients we use include marinated chicken, carnitas (seasoned pork), barbacoa (spicy shredded beef), marinated steak and pinto and vegetarian black beans. We add our rice, which is flavored with cilantro and lime, as well as freshly shredded cheese, sour cream, lettuce, tomatoes, peppers and onions, depending on each customer’s specifications. We use various herbs, spices and seasonings to prepare our meats and vegetables. We also provide a variety of extras such as guacamole and salsas. To complement our main menu items, we also serve tortilla chips seasoned with lime and salt. In addition to sodas and other soft drinks, most of our restaurants also offer a selection of beer and margaritas.

We prepare most items from scratch in our restaurants, and we’ve developed a start-to-finish process of food preparation that drives our food ordering process. In all of our restaurants, we make our guacamole, tomato and corn salsa daily, using what we believe are the best available ingredients, including Hass avocados, herbs, spices and real citrus juice.

Food Served Fast…So That Customers Can Enjoy It Slowly. Our employees spend hours preparing our food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees preparing the food. While we think that our customers return because of the great-tasting food, we also think that they like getting food served fast without having a “fast-food” experience, even when they’re not in a hurry. And while our restaurants often have lines, we try to serve customers as quickly as possible; we’ve even been able to serve as many as 300 customers an hour at some locations. The natural flow of our restaurant layout, including the floor plan and the design of our serving line, are designed to make the food ordering process intuitive and thus, we believe, more efficient. And we’re focused on further improving the speed of service in all of our restaurants, so that we can accommodate more customers and larger orders without disrupting restaurant traffic, as discussed above under “—Where We Go From Here—Expanding Our Operations and Sales—Selling More Food Every Day.” By emphasizing speed of service without compromising the genuine interactions between our customers and our crews, and by continually making improvements to our restaurants to keep pace at even our highest-volume restaurants, we believe that we can provide the Chipotle experience to more and more customers.

“Food with Integrity.” We focus on quality, service and the Chipotle experience. At the same time, however, we’re committed to emphasizing “food with integrity,” beginning with our suppliers and ending with the way we prepare food for customers. Because our menu is so focused, we can concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. All of our pork, for example, comes from pigs that are naturally raised in open pastures or deeply bedded barns, without being confined or subject to antibiotics. We also serve naturally raised chicken in about 43% of our restaurants and naturally raised beef in about 32% of our restaurants. For us, “naturally raised” means that our suppliers’ pigs, chickens and cattle are raised in humane environments on vegetarian diets without the use of antibiotics. It also means that our suppliers don’t use hormones, which are prohibited by federal regulations for pork and chicken, and which we explicitly prohibit for our beef. We’re enthusiastically investigating the use of more sustainably grown produce, meaning produce grown by suppliers who we believe respect the environment, while still charging reasonable prices for our food. Today, about 20% of all of the beans we buy are organically grown, that is, they meet U.S. Food and Drug Administration standards for “organic.” Our suppliers mix the organically grown beans with conventional beans and prepare to our recipes with seasonings and herbs. We even work with experts in the areas of animal ethics to try to support more humane farming environments, and we visit the farms and ranches from which we obtain our ingredients.

We do, however, face challenges in pursuing this approach, including the length of time, costs and risks associated with purchasing naturally raised or sustainably grown ingredients. Naturally raised meat and sustainably grown vegetables are more costly and the growth process is longer. Herd losses can also be greater when animals aren’t treated with antibiotics and hormones. Given the costs associated with natural and sustainable farming practices, many large suppliers have not found it economical to pursue business in this area. We believe that consumers’ increasing concern about where and how food is raised, and in the environmental management and animal husbandry practices of food suppliers, will foster demand for these foods. We believe that increased demand for naturally raised meat and produce will in turn attract the interest and capital investment of larger farms and suppliers. That said, we understand that we’ll continue to be at the forefront of this trend and must balance our interest in advancing “food with integrity” with our desire to provide great food at reasonable prices. If our focus resonates with consumers, it should improve our sourcing flexibility, although we would expect that these ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

Looking Out For Customers: Quality Control

We’ve designed our food safety and quality assurance programs to maintain high standards for our food and food preparation procedures. Our quality assurance manager performs comprehensive restaurant and supplier audits based upon the potential food safety risk of each food. We regularly inspect our suppliers to ensure that the ingredients we buy conform to our quality standards and that the prices we pay are competitive. We also rely on recipes, specifications and protocols to ensure that our food is the best quality possible when served, including a physical examination of ingredients when they arrive at our restaurants and “mystery shopper” visits to each restaurant at least once each month—sometimes twice, depending on the particular market. Area managers visit and evaluate each restaurant for which they’re responsible once every three months and regional training consultants visit and evaluate each certified training restaurant every six months. We also train our employees to pay detailed attention to food quality at every stage of the food preparation cycle, and have developed a daily checklist that our employees use to assess the freshness and quality of food supplies delivered to the restaurants where they work. Finally, we encourage our customers to communicate with us about our food quality so that we can identify and resolve problems or concerns as quickly as possible.

Where We Get Our Ingredients: Provisions and Supplies

Close Relationships With Vendors. Maintaining the high-quality levels we expect in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We purchase from various suppliers, carefully selected based on quality and their understanding of our brand, and we seek to develop mutually beneficial long-term relationships with them. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols, although we do not have long-term supply contracts or guaranteed purchase amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk” for additional information about our purchasing arrangements. We’ve tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, weather, crises and other world events that may affect supply prices.

We do not purchase raw materials directly from farmers or other suppliers. Instead, we train suppliers to purchase ingredients and other supplies for us based upon our specifications and to negotiate the terms of purchase with raw materials suppliers on our behalf.

Distribution Arrangements. We deliver ingredients and other supplies to our restaurants from 16 regional distribution centers. Of our 16 distribution centers, 13 serve McDonald’s, its subsidiaries and its franchisees exclusively, while the other three have customers other than McDonald’s. Although this network is comprised of independent distribution centers, there is a possibility that we may need to replace some of them as we become more independent from McDonald’s.

Relationship With McDonald’s. Our relationship with McDonald’s gives us substantial credibility with our suppliers, and we have used McDonald’s knowledge of purchasing and supply chain management to negotiate lower prices. For example, McDonald’s relationship with Coca-Cola has helped us contain our beverage costs. We also use many of the same suppliers for our paper and packaging products. See “Risk Factors—Risks Relating to Our Business and Industry—We may face difficulties replacing services McDonald’s provides to us and entering into new or modified arrangements with existing or new suppliers or service providers” and “Certain Relationships and Related Party Transactions.”

Communicating With Customers: Advertising and Marketing

Advertising and Other Ways Customers Learn About Chipotle. We try to keep our customers coming back to our restaurants based on the experience we create. We spent about $8.7 million on advertising in 2004 and $10.7 million in 2005, representing in each case less than 2% of our total revenue in those periods. We believe that word-of-mouth is the best and most effective method of building our brand, and that the Chipotle experience inspires our customers to continue frequenting our restaurants and to recommend our food to others.

We design our advertising to stir our customers’ passion for great food without compromising convenience. And we do it using a low-key and irreverent voice that’s been popular with customers. We target all kinds of customers; based on our most recent marketing survey, however, most of our customers are adults between the ages of 18 and 44, relatively evenly split by gender and marital status, with slightly more of our customers having no children. We spend our advertising budget primarily on print, outdoor, transit and radio ads and direct mailings in markets where we have some existing market penetration. We used television advertising for the first time in 2005, when we sponsored a program on the Public Broadcasting Service entitled “Bittman Takes on America’s Chefs.”

We want our customers to think our advertising is creative. We try to surprise them each time with our ad messages, which are simple and focused, as we seek both to entertain and sell. Our print ads have been the core of our advertising efforts and focus on our iconic foil-wrapped burrito image (like the one on the cover page of this prospectus), coupled with messages that emphasize our recipes, spicy flavors and the size of our portions, among other features. You can see some of our print ads on the inside front and back cover pages of this prospectus. We use a number of individual free-lance artists and small advertising agencies to help to make each of our ads unique, and we have no long-term relationships with large advertising agencies. We also use our packaging to educate our customers about our vision and to surprise them with humorous messages similar in style to those used in our print ads. We also sell and give away t-shirts and other items bearing our messages and images.

We also believe that our website is an important marketing tool that creates a strong customer connection. Through it, we generated about 370,000 visits in March 2006.

Our approach to food, service and atmosphere has captured the attention of some of the country’s most renowned news media, including several well-regarded food critics, which we think is unusual in our segment of the restaurant industry. The Washington Post, Food and Wine magazine, the New York Times, Fast Company magazine, the Seattle Times, the Atlanta-Journal Constitution, the Denver Post, and many other newspapers, magazines and media outlets have praised Chipotle. MTV’s popular reality program, “The Osbournes,” even had an entire episode devoted to rocker Ozzy Osbourne’s love of Chipotle burritos. Chipotle has also appeared in MTV’s “The Real World: Austin” series.

Getting More People to Try Our Food. We conduct targeted marketing and promotional campaigns to attract customers in a highly competitive marketplace. We focus significant promotional activities on new restaurant openings, as described in more detail below. We also use more general promotional strategies to get people to try our food, such as “Free Burrito Day” and free giveaway promotions that require customer interaction and participation on holidays such as Halloween (we call it “Boo-Rito Day”), when customers dress up as their favorite Chipotle food or ingredient to get a free burrito. Recently, we gave away free burritos at some of our restaurants to people displaced by hurricane Katrina. We also offer a “Burrito Bank” card on which customers can deposit up to $250 and “Burrito Bucks” and coins that can be redeemed for free burritos at any Chipotle restaurant. We don’t, however, offer discounts or “value meal” options similar to those offered by many of our competitors.

Building the Buzz, Not Just the Restaurant. We’ve developed a marketing strategy that we use in connection with new restaurant openings to help build local brand recognition. We start off by establishing a visual presence through the use of banners and “coming soon” barricades during construction. During that time, we also try to become active in the local community by, for example, joining the chamber of commerce, hosting local community or philanthropic events and giving away free burritos to local businesses and residents before the restaurant opens. We also generally have a big party on opening day. Then, during the first three months after opening a new restaurant, we engage in intense local marketing efforts. For example, we distribute print advertising and provide promotional free food to local radio stations, hospitals and schools, all of which help us create interest in the restaurant from the start.

Our Intellectual Property and Trademarks

“Chipotle,” “Chipotle Mexican Grill,” “Chipotle Mexican Grill (in stylized font),” “Unburritable,” “Food With Integrity,” “Fresh Is Not Enough Anymore,” “The Gourmet Restaurant Where You Eat With Your Hands,” the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle.

In addition to these U.S. registrations, we own the trademarks for “Chipotle Mexican Grill” in Brazil and Mexico and for “Chipotle” in Australia and the European Union, among other countries. We have also filed trademark applications for “Chipotle” in a number of countries and for “Chipotle Mexican Grill” in two countries. We plan to assign and transfer our interest in our non-domestic trademarks to Chipotle International, Ltd., our wholly-owned Irish subsidiary. Our policy is to protect and defend vigorously our rights to this intellectual property. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.”

Information Systems

Chipotle uses an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is used to authorize, batch and transmit credit card transactions, to record employee time clock information, and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables management to continually monitor operating results. We believe that our current point-of-sales systems will be an adequate platform to support our continued expansion.

Governmental Regulation and Environmental Matters

Government Regulation. We’re subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety, zoning and fire codes. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if we could not obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

In addition, in order to develop and construct more restaurants, we’ll need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new restaurants. We’re also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

In 2005 and the first three months of 2006, less than 1% of our restaurant sales were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of our operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. We’re also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry up to $1 million in liquor liability coverage as part of our existing $2 million comprehensive general liability insurance, which has a $100,000 deductible, as well as excess umbrella coverage of up to $500 million, with no additional deductible.

In addition, we’re subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime and other working conditions. We pay a significant number of our hourly staff at rates consistent with but higher than the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase our labor cost. We’re also subject to various laws and regulations relating to our current and any future franchise operations. See “Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our existing and future operations and results.”

Environmental Matters. We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances (“environmental laws”). These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. While, during the period of our ownership, lease or operation, our restaurants have not been the subject of any material environmental matters, we have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations; in these instances, the contamination has or will be addressed by the third party. If the relevant third party does not or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations.

Franchising

We have three franchisees that operate eight of our restaurants. Each of them is also a McDonald’s franchisee. We granted our first franchise in April 2001 for a two-year term (which expired and was not renewed) including leases for restaurant property and equipment, and subsequently granted eight additional franchises with ten-year terms to qualified franchisees. These eight franchises are still within their initial ten-year terms. Each franchise includes the right to operate a Chipotle restaurant at a particular address only. At the end of a franchise term, the franchise expires, and the franchisee has no unilateral right to renew or extend the franchise (although we may agree with the franchisee to extend the franchise for an additional term). Each franchisee is obligated to operate franchised restaurants in accordance with our operating standards and is obligated to allocate and spend specific amounts, as specified by us, on marketing of the restaurants, subject to our approval of all marketing materials.

Although franchising is currently not an important component of our strategy, we may decide to license more franchisees in the future. In the near term, however, we do not expect to significantly increase the number of franchisees. In addition, if McDonald’s ceases to own a majority of our outstanding common voting stock or if we cease to be an affiliate of McDonald’s, under the terms of our franchise agreements, our franchisees must either sell their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald’s franchise within 24 months after the relevant triggering event. If our franchisees don’t sell either franchise within the 24-month period, their franchise agreements with McDonald’s will terminate automatically.

Employees

As of March 31, 2006, we had about 13,200 employees, including 1,350 salaried employees and 11,850 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement.

Properties

Our main office is located at 1543 Wazee Street, Suite 200, Denver, Colorado, and our telephone number is (303) 595-4000. As of March 31, 2006, there were 496 company-operated and eight franchised restaurants in locations across the United States. See “—Where You Can Find Us: Restaurant Locations.”

We lease our main office and substantially all of the properties on which we operate restaurants. For additional information regarding the lease terms and provisions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

We own nine properties and operate restaurants on all of them.

Legal Proceedings

We’re involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operation and cash flows.

In addition, we’re involved in claims relating to the possible theft of our customers’ credit and debit card data. Through March 31, 2006, we have received claims through the acquiring bank with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.4 million. We’ve also incurred $1.3 million of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although we’ve not formally protested all of the charges. As of March 31, 2006, after charging these expenses against the reserve, the remaining reserve was $1.3 million. In addition to the reserve, we’ve also incurred about $1.5 million of additional expenses in this matter, including $1.3 million for legal fees, bringing our total expense relating to this matter to $5.5 million. We have not reserved any additional amounts to date in 2006.

We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. We have no way to predict the level of claims or the number or nature of proceedings that may be asserted against us, nor can we quantify the costs that we may incur in connection with investigating, responding to and defending any of them. If we litigate these matters, we may not be able to defend against penalties successfully. The ultimate outcome of this matter could differ materially from the amounts we’ve recorded in our reserve and could have a material adverse effect on our financial results and condition. See “Risk Factors—We may have experienced a security breach with respect to certain customer credit and debit card data, and we’ve incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information as to persons who currently serve as our directors and executive officers. We expect to appoint new board members in connection with this offering.

	Age	Position
Steve Ells	40	Founder, Chairman and Chief Executive Officer

Montgomery F. (Monty) Moran	39	President and Chief Operating Officer

John R. (Jack) Hartung	48	Chief Finance and Development Officer

Robert D. (Bob) Wilner	51	Chief Administrative Officer

Albert S. Baldocchi	51	Director

John S. Charlesworth	59	Director

Patrick J. Flynn	63	Director

Darlene J. Friedman	62	Director

Mats Lederhausen	41	Director

Ages shown above are as of March 31, 2006. The following is a brief description of the business experience of the persons who currently serve as our directors and executive officers.

Steve Ells founded Chipotle in 1993. He is Chief Executive Officer and was appointed chairman of the board of directors in 2005, and has served as a director since 1996. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. Mr. Ells is a 2003 recipient of a Silver Plate Award from the International Foodservice Manufacturers’ Association. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history. He is also a 1990 Culinary Institute of America graduate.

Montgomery F. (Monty) Moran is President and Chief Operating Officer. He was appointed to this position in March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a law degree from Pepperdine University.

John R. (Jack) Hartung is Chief Finance and Development Officer. Mr. Hartung joined Chipotle in 2002 after spending 18 years at McDonald’s where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

Robert D. (Bob) Wilner is Chief Administrative Officer responsible for Human Resources and Information Technology. Mr. Wilner joined Chipotle in 2002 after spending 30 years at McDonald’s where he held a variety of operations and human resources positions, most recently as Vice President of Human Resources of the Partner Brands Group of McDonald’s. He also served in a number of other capacities in Human Resources (domestic and international) and Operations at McDonald’s.

Albert S. Baldocchi has served as a director of Chipotle since 1997. He has been self-employed for the past five years as a financial consultant and strategic advisor for a variety of privately-held companies with a specialization in multi-unit restaurant companies. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University.

John S. Charlesworth has served as a director of Chipotle since 1999. He is currently the sole owner/ member of Hunt Business Enterprises LLC, which is engaged in the business of consulting and business management. Hunt Business Enterprises also owns and operates three Car Care facilities under the EZ Street trade mark. Before retiring in 2000, Mr. Charlesworth worked for McDonald’s for 26 years, most recently as president of its Midwestern division from July 1997 to December 2000. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute.

Patrick J. Flynn has served as a director of Chipotle since 1998. He has been retired since January 2, 2001. Prior to retiring in 2001, Mr. Flynn spent 39 years at McDonald’s where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions.

Darlene J. Friedman has served as a director of Chipotle since 1995. Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex Corporation, Ms. Friedman was a member of the corporate executive committee and the management committee. Ms. Friedman holds a Bachelor of Arts in psychology from the University of California at Berkeley and an MBA from the University of Colorado.

Mats Lederhausen has served as a director of Chipotle since 1999. He is currently Managing Director of McDonald’s Ventures, LLC, a wholly-owned subsidiary of McDonald’s, and was recently President of McDonald’s Business Development Group. Mr. Lederhausen has held a variety of executive and management positions with McDonald’s since 1994. He worked for The Boston Consulting Group in London from 1988 to 1990. Mr. Lederhausen is currently chairman of the board of directors of the not-for-profit Business for Responsibility and serves on the board of trustees of Ronald McDonald House Charities. Mr. Lederhausen graduated from Bromma Gymnasium of Sweden with a degree in business administration and holds a master’s degree from the Stockholm School of Economics.

Board Structure

Our board of directors has six members divided into three classes with two directors in each class. The initial term of office of our Class I directors will end at this year’s annual meeting of shareholders, and the initial term of office of our Class II directors and Class III directors will end at the annual meeting of shareholders held in 2007 and 2008, respectively. Each director elected will continue in office until a successor has been elected and qualified. Beginning with this year’s annual meeting and at each annual meeting thereafter, the elected successors to the directors in the class whose term expires at that annual meeting shall be elected for a three-year term. See “Description of Capital Stock—Certain Certificate of Incorporation and Bylaw Provisions.”

Board Committees

Our board of directors currently has the following committees:

Audit Committee. The members of the audit committee are Albert S. Baldocchi, Chairperson, Patrick J. Flynn and John S. Charlesworth. Our board of directors has determined that all of the audit committee members meet the independence requirements of the New York Stock Exchange and relevant federal securities laws and regulations and are financially literate (as defined by the listing standards of the New York Stock Exchange).

In accordance with its charter, the audit committee acts to oversee the integrity of our financial statements, system of internal controls, risk management and compliance with legal and regulatory requirements, and to provide an open avenue of communication among our independent registered public accounting firm engaged to prepare an audit report, accountants, internal audit and financial management. The committee’s responsibilities include the review of the qualifications, independence and performance of the independent auditors who report directly to the audit committee. The committee retains, determines the compensation of, evaluates, and, when appropriate, replaces our independent auditors, and pre-approves audit and permitted non-audit services. The audit committee has adopted the “Policy Relating to Pre-Approval of Audit and Permitted Non-Audit Services” under which audit and non-audit services to be provided to us by our independent registered public accounting firm are pre-approved. The audit committee is also required to establish procedures to handle complaints received regarding our accounting, internal controls or auditing matters. It is also required to ensure the confidentiality of employees where information or concerns have been expressed by an employee regarding questionable accounting or auditing practices. The audit committee may retain independent advisors at our expense that the committee considers necessary for the completion of its duties.

Compensation Committee. The members of the compensation committee are Darlene J. Friedman, Chairperson, and Patrick J. Flynn. Our board of directors has determined that each member of the compensation committee meets the independence requirements of the New York Stock Exchange and qualifies as a “non-employee director” under SEC Rule 16b-3 and as an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The compensation committee oversees our executive compensation policies and programs. The committee annually reviews and approves the corporate goals and objectives relevant to the compensation of our “named executive officers” as defined under SEC rules, currently consisting of our Chairman and Chief Executive Officer, President and Chief Operating Officer, Chief Finance and Development Officer and our Chief Administrative Officer, and evaluates their performance in light of these goals and objectives. Based on this evaluation, the compensation committee determines the base, incentive, equity and other compensation of our Chairman and Chief Executive Officer and the other named executive officers. The compensation committee also administers our stock option and other incentive compensation plans and reviews our compensation practices as they relate to key employees to confirm that those plans remain equitable and competitive. The committee reviews any significant new employee benefit plans that may be proposed, any significant changes to existing plans or changes with a disproportionate effect on our officers or which primarily benefit key employees, and will prepare an annual report to be included in our proxy statements when required by SEC rules. To assist the committee in the design and review of executive compensation programs, the committee may retain independent consultants determined by the committee to be qualified, and any consultants so engaged will report directly to the committee.

Nominating and Corporate Governance Committee. The members of the nominating and corporate governance committee are Patrick J. Flynn, Chairperson, and Darlene J. Friedman, both of whom have been determined by our board of directors to satisfy the independence requirements of the New York Stock Exchange.

The responsibilities of the nominating and corporate governance committee include recommending to the board improvements in our corporate governance principles, periodically (at least annually) reviewing the adequacy of such principles, and recommending to the board appropriate guidelines and criteria to determine the qualifications to serve and continue to serve as a director. The nominating and corporate governance committee identifies and reviews the qualifications of, and recommends to the board, individuals to be nominated by the board for election to the board at each annual meeting of shareholders, individuals to be nominated and elected by the board to fill any vacancy on the board which occurs for any reason (including increasing the size of the board) and appointments to committees of the board. The committee also periodically reviews the size, composition and organization of the board and its committees and recommends any policies, changes or other action it deems necessary or appropriate, including recommendations to the board regarding retirement age, resignation or removal of a director, stock ownership guidelines, director compensation and benefits, independence requirements, frequency of board meetings and terms of directors. The committee also reviews the nomination by shareholders of qualified candidates for election to the board if such nominations are within the time limits and meet other requirements established by our bylaws. The committee oversees the evaluation of the board, its committees and the executive officers of the company and reviews and makes recommendations regarding succession plans for positions held by executive officers.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and we may advance expenses incurred by our employees or other agents in advance of the final disposition of any action or proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We may in the future enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in our bylaws, and govern the process by which claims for indemnification are considered. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain the services of highly qualified persons as directors and officers.

The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our shareholders. A shareholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

There is no pending litigation or proceeding involving any director, officer or employee where indemnification is sought, nor are we aware of any threatened litigation that may result in indemnification claims.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us under the foregoing provisions or otherwise, we’ve been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Directors’ Compensation

Each non-employee director receives an annual cash retainer of $25,000 and an annual grant of $25,000 in shares of class A common stock based on the closing price of the stock on the day of our annual shareholders meeting. We pay non-employee directors $1,500 for each meeting of the board of directors that they attend and $1,000 for each meeting of a committee of the board of directors that they attend ($500 in case of telephonic meetings). Annual retainers are paid to the chairperson of each committee of the board of directors as follows: $20,000 for the audit committee chairperson, $5,000 for each of the compensation committee chairperson and the nominating/governance committee chairperson and $3,000 for the chairperson of any other committee established by the board of directors. Directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance. Each of Messrs. Baldocchi, Charlesworth and Flynn and Ms. Friedman is entitled to payment of $12,000 in 2006 for service as a director during 2005.

Executive Compensation

The following table sets forth certain information concerning the compensation of those persons who were, as of December 31, 2005, the Chief Executive Officer and our executive officers (the “named executive officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)		Options / SARS (#)(2)	LTIP ($)	All Other Compensation ($)(3)
Steve Ells(4)	2005	384,369	486,233	—	—		—	—	28,295
Chairman and Chief	2004	367,115	297,101	—	—		25,000	—	31,871
Executive Officer	2003	314,990	411,938	—	—		24,833	90,636	23,905

Montgomery F. Moran(4)(5)	2005	250,039	380,952	—	2,990,000	(6)	—	—	879
President and Chief	2004	—	—	—	—		—	—	—
Operating Officer	2003	—	—	—	—		—	—	—

John R. Hartung	2005	287,804	256,383	67,893					18,676
Chief Finance and	2004	284,213	159,779	66,228			18,333		21,692
Development Officer	2003	260,564	235,689	84,652			13,833		16,475

Robert D. Wilner	2005	235,008	196,809	38,118	—		—	—	14,951
Chief Administrative	2004	234,784	123,024	326,298	—		13,333	—	17,704
Officer	2003	219,061	180,417	67,258	—		13,833	—	13,812

(1)	Includes (i) for 2005, $49,511 and $24,743 in temporary housing and relocation expenses, and $18,382 and $13,375 for company car costs for Mr. Hartung and Mr. Wilner, respectively; (ii) for 2004, $50,256 and $101,721 in temporary housing and relocation expenses for Mr. Hartung and Mr. Wilner, respectively, and a $214,500 payment to Mr. Wilner to cover a loss on the sale of his home incurred in connection with his relocation; and (iii) for 2003, $56,558 and $54,535 in temporary housing and relocation expenses for Mr. Hartung and Mr. Wilner, respectively.
(2)	In 2003, we granted stock options, and in 2004, we granted stock appreciation rights, or SARs, that were converted upon our initial public offering into stock options with the same vesting, exercise price and exercise deadline terms of the previous SARs. No options or SARs were granted in 2005. In January 2006, in connection with our initial public offering, we granted options to the named executive officers to purchase shares of class A common stock under the 2006 Stock Incentive Plan in the amounts of 150,000 to Mr. Ells, 80,000 to Mr. Moran, 48,000 to Mr. Hartung and 40,000 to Mr. Wilner. One-half of the total options granted to each officer was attributable to service in 2005.
(3)	All Other Compensation consists of the following (i) for 2005, for Messrs. Ells, Hartung, Wilner and Moran, respectively: $27,259, $17,904, $14,321 and $0 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald’s in which certain of our executives participate and $1,036, $772, $630 and $879 for group term life insurance premiums; (ii) for 2004, for Messrs. Ells, Hartung and Wilner respectively: $31,162, $20,796 and $16,608 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald’s in which certain of our executives participate and $709, $896 and $1,096 for group term life insurance premiums; and (iii) for 2003, for Messrs. Ells, Hartung and Wilner, respectively: $23,344, $15,643 and $13,112 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald’s in which certain of our executives participate and $561, $832 and $700 for group term life insurance premiums.
(4)	We have provided Mr. Ells and Mr. Moran piggyback registration rights with respect to shares they beneficially own. See “Risk Factors—Risks Relating to Our Business and Industry—Our success depends substantially upon the continued retention of certain key personnel” and “Certain Relationships and Related Party Transactions—Registration Rights.”
(5)	Mr. Moran was hired as President and Chief Operating Officer on March 24, 2005. His annualized salary for 2005 was $330,000.
(6)	On May 27, 2005, Mr. Moran was granted 153,333 shares of non-vested common stock, which are subject to forfeiture, and vest in equal annual installments over three years from March 24, 2005, subject to his continued employment with us. The shares also vest on a termination of Mr. Moran’s employment by us without cause, by Mr. Moran for good reason, or due to Mr. Moran’s death or disability. Mr. Moran has the right to vote these shares and to accrue dividends, subject to vesting restrictions, prior to the vesting date of the restricted shares. The fair market value of the non-vested shares as of December 31, 2005 was estimated to be $2,990,000 based on a value of $19.50 per share.

SAR Grants in Last Fiscal Year

We did not grant any stock options or stock appreciation rights in 2005. In 2006, we issued option grants. See “—Description of Equity Compensation Plans—Chipotle 2006 Stock Incentive Plan” for more information.

Aggregated Company Option / SAR Exercises in Last Fiscal Year and Fiscal Year-End

The following table provides summary information about options and SARs held by the named executive officers in fiscal 2005. The value of unexercised, in-the-money options and SARs at fiscal year-end is calculated using the difference between the applicable exercise price and the estimated fair market value as of December 31, 2005, which has been deemed to be $19.50 per share, multiplied by the number of shares underlying the option or SAR. An option or SAR is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options / SARs as of December 31, 2005 (#)		Value of Unexercised In-the- Money Options / SARs as of December 31, 2005 ($)(1)
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Ells(2) Chairman and Chief Executive Officer	—	—	20,000	49,833	90,600	49,914

Montgomery F. Moran President and Chief Operating Officer	—	—	—	—	—	—

John R. Hartung Chief Finance and Development Officer	—	—	13,333	32,166	60,398	27,804

Robert D. Wilner Chief Administrative Officer	—	—	13,333	27,166	60,398	27,804

(1)	calculated using the price of $19.50 estimated to be the fair market value on December 31, 2005, less the applicable exercise price multiplied by the number of option shares or SARs, as applicable.
(2)	We have provided Mr. Ells piggyback registration rights with respect to shares he beneficially owns. See “Risk Factors—Risks Relating to Our Business and Industry—Our success depends substantially upon the continued retention of certain key personnel” and “Certain Relationships and Related Party Transactions—Registration Rights.”

Aggregated McDonald’s Option / SAR Exercises in Last Fiscal Year and Fiscal Year-End

Messrs. Hartung and Wilner were both employees of McDonald’s prior to joining Chipotle. Due to McDonald’s current economic interest in us, any options granted to Messrs. Hartung and Wilner by McDonald’s continue to vest while these individuals remain employed by Chipotle. In addition, McDonald’s granted options to certain of our employees in 2001 because we did not have our own employee stock option plan at that time.

Options granted under McDonald’s plan have an exercise price equal to the fair market value of a share of McDonald’s common stock on the grant date, generally have a ten-year life, and vest in equal annual installments over periods of four years. Generally, options expire 30 days after termination of employment; however, McDonald’s equity compensation plans provide for accelerated vesting and an extended exercise period upon death, change of control, disability, retirement and, under other limited circumstances, upon termination of employment. McDonald’s compensation committee has general authority to accelerate, extend or otherwise modify benefits under stock option grants. Subject to the approval of the compensation committee, options may be transferred to certain permissible transferees, including immediate family members, for no consideration.

The following table provides summary information about McDonald’s options held by the named executive officers during fiscal 2005.

	McDonald’s Shares Acquired on Exercise (#)	McDonald’s Value Realized ($)(1)	Number of McDonald’s Securities Underlying Unexercised Options / SARs as of December 31, 2005(2)		Value of Unexercised In-the- Money Options / SARs as of December 31, 2005 ($)(3)
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Ells Chairman and Chief Executive Officer	—	—	41,050	0	176,105	0

Montgomery F. Moran President and Chief Operating Officer	—	—	—	—	—	—

John R. Hartung Chief Finance and Development Officer	8,000	71,000	135,025	6,875	658,473	34,169

Robert D. Wilner Chief Administrative Officer	—	—	89,240	5,000	469,781	24,850

(1)	Calculated by subtracting the exercise price from the market value of McDonald’s common stock on the exercise date, then multiplying by the number of shares exercised. All values are on a pre-tax basis.
(2)	The option term was extended three years for those options granted between May 1, 1999 and December 31, 2000 that have an exercise price greater than $28.90.
(3)	Calculated using the closing price of McDonald’s common stock as of December 30, 2005 ($33.72 per share), less the option exercise price multiplied by the number of exercisable and unexercisable option shares. All values are on a pre-tax basis.

Description of Equity Compensation Plans

Chipotle Executive Stock Option Plan

Under the Chipotle Executive Stock Option Plan (the “Option Plan”), our board of directors or a committee designated by our board of directors may grant to our key employees who are employed in job classification A, B or C options to purchase our common stock. The Option Plan provides for the issuance of up to 1,000,000 shares of our common stock, and further provides that for grants in any consecutive 12 month period, (i) the aggregate exercise price of options granted under the Option Plan may not exceed the greater of (A) $1,000,000; and (B) 15% of our total assets measured as of our most recent balance sheet date; and (ii) the number of shares subject to Options granted under the Option Plan may not exceed 15% of the number of shares outstanding, measured at our most recent balance sheet date.

All options granted under the Option Plan have an exercise price at least equal to the fair market value of the underlying stock on the date of grant, and a term of five years and six months, subject to earlier termination in the event of the termination of a participant’s employment with us. Under the Option Plan, we or McDonald’s (so long as it continues to own at least 50% of the our then-outstanding shares) may elect to repurchase any or all of the outstanding options for a cash payment equal to their value at the time of repurchase and/or to terminate the Option Plan.

Options granted under the Option Plan prior to our initial public offering in January 2006 remain outstanding in accordance with their terms as adjusted to take into account our initial public offering. These options are in respect of class A shares. We do not intend to grant additional options under the Option Plan.

Chipotle Stock Appreciation Rights Plan

Under the Chipotle Stock Appreciation Rights Plan (the “SAR Plan”), our compensation committee has granted stock appreciation rights (“SARs”) relating to our common stock to key employees who are employed in job classification A, B, C or D. Each outstanding SAR represents the right to receive a cash award equal to the appreciation in value of a share of common stock over a base “exercise” price. The exercise price of each SAR granted under the SAR Plan is at least equal to the fair market value of a share of common stock at the time of grant. Upon exercise of a SAR, a participant is entitled to receive a cash payment equal to the excess of the fair market value of a share of common stock on the date of exercise over the exercise price of the SAR. The SAR Plan was adopted on July 14, 2004.

Under the terms of the SAR Plan, upon the occurrence of an initial public offering of our common stock, the compensation committee or our board of directors, as the case may be, may elect to make adjustments to our outstanding SARs. In connection with our initial public offering and with approval by the compensation committee, we converted all of our outstanding cash-settled SARs into stock options to purchase class A shares. As a result, upon exercise of a SAR an employee is entitled to receive shares of our class A common stock instead of receiving a cash payment. The shares issued upon exercise of the converted SARs will be issued under the new 2006 Incentive Plan (described below). No changes will be made to the exercise prices or number of SARs currently outstanding in connection with the conversion of the SARs from cash-settled rights to options.

We do not intend to issue additional awards under the SAR Plan.

Chipotle 2006 Stock Incentive Plan

General. Effective January 25, 2006, McDonald’s, as our majority shareholder, approved the Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan (the “2006 Incentive Plan”) and our board of directors adopted the 2006 Incentive Plan. The 2006 Incentive Plan is administered by our compensation committee or such other committee as our board of directors will appoint from time to time to administer and to otherwise exercise and perform the authority and functions assigned to such committee (the “Committee”).

The purpose of the 2006 Incentive Plan is to promote our interests and the interests of our shareholders by providing our employees and our non-employee directors, who collectively are responsible for the management, growth and protection of our business, with incentives and rewards to encourage them to continue in our service. The 2006 Incentive Plan is designed to meet this purpose by providing these employees and eligible non-employee directors with a proprietary interest in pursuing our long-term growth, profitability and financial success.

The material terms of the 2006 Incentive Plan are summarized below. The summary is not a complete description of the terms of the 2006 Incentive Plan.

Eligible Participants and Types of Awards. The 2006 Incentive Plan provides for the grant of non-qualified and incentive stock options (“Options”) and other stock-based awards (Options and other stock based awards are referred to herein as the “Incentive Awards”) to our employees and non-employee directors. Incentive Awards may be settled in cash or in shares or other property pursuant to the terms of the relevant Incentive Award.

Shares Available for Awards and Individual Award Limits. The number of shares of our class A common stock (“Shares”) authorized for issuance with respect to Incentive Awards granted under the 2006 Incentive Plan is 2,200,000, of which 1,061,072 represent Shares that were authorized for issuance but not issued under our Option Plan. This 2,200,000 includes Shares issuable upon the exercise of our converted SARs. Of those Shares, the maximum number of Shares that may be covered by “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), will not exceed 2,200,000. Shares issued under the 2006 Incentive Plan may be either newly issued shares or treasury shares.

The maximum number of Shares that may be covered by Incentive Awards granted under the 2006 Incentive Plan to any single participant in the 2006 Incentive Plan (a “Participant”) in any calendar year will not exceed 333,333 Shares.

Shares covered by Incentive Awards will only be counted as used to the extent they are actually issued and delivered to a Participant (or a Participant’s permitted transferees). Accordingly, if an Incentive Award is settled for cash or if Shares are withheld to pay the exercise price of an Option or to satisfy any tax withholding requirement in connection with an Incentive Award, only the Shares issued (if any), net of the Shares withheld, will be deemed delivered for purposes of determining the number of Shares that remain available for delivery under the 2006 Incentive Plan. In addition, if Shares are issued subject to conditions which may result in the forfeiture, cancellation or return of such Shares to our company, any portion of the Shares forfeited, cancelled or returned will be treated as not issued pursuant to the 2006 Incentive Plan. Furthermore, Shares owned by a Participant (or a Participant’s permitted transferees) are tendered (either actually or through attestation) to us in payment of any obligation in connection with an Incentive Award, the number of Shares tendered will be added to the number of Shares that are available for delivery under the 2006 Incentive Plan.

If we use cash we receive in payment of the exercise price or purchase price in connection with any Incentive Award to repurchase Shares, the Shares so repurchased will be added to the aggregate number of Shares available under the 2006 Incentive Plan. Shares covered by Incentive Awards granted pursuant to the 2006 Incentive Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not count as used under the 2006 Incentive Plan for these purposes.

Administration. The Committee will from time to time designate those persons who will be granted Incentive Awards and the amount, type and other terms and conditions of such Incentive Awards. The Committee has full authority to administer the 2006 Incentive Plan, including authority to interpret and construe any provision of the 2006 Incentive Plan and the terms of any Incentive Award issued under it and to adopt such rules and regulations for administering the 2006 Incentive Plan, as it may deem necessary. Pursuant to this authority, on or after the date of grant of an Incentive Award under the 2006 Incentive Plan, the Committee may (i) accelerate the date on which any such Incentive Award becomes vested, exercisable or transferable, as the case may be; (ii) extend the term of any such Incentive Award, including, without limitation, extending the period following a termination of a Participant’s employment during which any such Incentive Award may remain outstanding; (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Incentive Award; or (iv) provide for the payment of dividends or dividend equivalents with respect to any such Incentive Award; provided that the Committee will not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

Under the 2006 Incentive Plan, we expect to pay any amount payable with respect to an Incentive Award in accordance with the terms of such Incentive Award, provided that the Committee may, in its discretion, defer the payment of amounts payable with respect to an Incentive Award subject to and in accordance with the terms of any deferred compensation plans we may adopt from time to time.

Significant Features of Incentive Awards. The following is a description of the terms that apply to each Option issued under the 2006 Incentive Plan. Each Option entitles the holder thereof to purchase a specified number of Shares. The exercise price of each Option is at least equal to 100% of the fair market value of a Share on the date on which the Option is granted. Options have terms that do not exceed ten years and have vesting periods as determined by the Committee. Each Option may be exercised in whole or in part; provided, however, that no partial exercise of an Option will be for an aggregate exercise price of less than an amount determined by the Committee from time to time. Each agreement evidencing the award of each Option will specify the consequences with respect to such Option of the termination of the employment, service as a director or other relationship between Chipotle and the Participant.

The Committee may grant equity-based or equity-related Incentive Awards other than Options in such amounts and subject to such terms and conditions as the Committee determines. Each such Incentive Award may, among other things, (i) involve the transfer of actual Shares, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of Shares; (ii) be subject to performance-based and/or service-based conditions; and (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, share-denominated performance units or other full value stock awards.

Performance-Based Compensation. The Committee may grant Incentive Awards that are intended to qualify under the requirements of Section 162(m) of the Code as performance-based compensation. The performance goals upon which the payment or vesting of any Incentive Award (other than Options) that is intended to so qualify depends may relate to one or more of the following performance measures: (i) revenue growth; (ii) operating income; (iii) operating cash flow; (iv) net income; (v) earnings per share; (vi) return on sales; (vii) return on assets; (viii) return on equity; (ix) return on invested capital; (x) new restaurant openings; and (xi) total shareholder return.

Performance periods may be equal to or longer than, but not less than, one fiscal year of our company and its subsidiaries and may be overlapping. Within 90 days after the beginning of a performance period, and in any case before 25% of the performance period has elapsed, we expect that the Committee will establish (i) performance goals and objectives for such performance period; (ii) target awards for each Participant; and (iii) performance schedules or other objective methods for determining the applicable performance percentage to be applied to each such target award.

The measurement of any performance measure(s) may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in our company’s audited financial statements, including the notes thereto. Any performance measure(s) may be used to measure our performance as a whole or the performance of any of our business units or any combination thereof, as the Committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of competitor companies, or a published or special index that the Committee, in its sole discretion, deems appropriate.

General Plan Provisions. The 2006 Incentive Plan provides for an adjustment in the number of Shares available to be issued under the 2006 Incentive Plan, the number of Shares subject to Incentive Awards and the exercise prices of certain Incentive Awards upon a change in our capitalization, a stock dividend or split, a merger or combination of Shares and certain other similar events.

The 2006 Incentive Plan also provides that Participants may elect to satisfy certain federal income tax withholding requirements by remitting to us cash or, subject to certain conditions, Shares or by instructing us to withhold Shares payable to the Participant.

Under the 2006 Incentive Plan, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, except as permitted by the Committee on a general or specific basis.

Our board of directors may at any time suspend or discontinue the 2006 Incentive Plan or revise or amend it in any respect whatsoever, except that, to the extent any applicable law, regulation or rule of a stock exchange requires shareholder approval for any revision or amendment to be effective, the revision or amendment will not be effective without shareholder approval.

We will not make any grants of Incentive Awards under the 2006 Incentive Plan following the tenth anniversary of the date that the 2006 Incentive Plan becomes effective.

The 2006 Incentive Plan provides for accelerated vesting of awards under certain circumstances in connection with a change in control of Chipotle.

Tax Consequences of the Plan. The tax consequences of participation in the Plan for Participants and us generally depend on the type of award issued to a Participant. In general, if a Participant recognizes ordinary income in connection with the grant, vesting or exercise of an award, we are entitled to a corresponding deduction equal to the amount recognized as income by the Participant.

In connection with our initial public offering completed in January 2006, and taking into consideration the fact that we did not grant any stock options or SARs to our named executive officers in 2005, the Committee approved, and our board of directors ratified, the grant of Options under our 2006 Incentive Plan to purchase 75,000, 40,000, 24,000 and 20,000 Shares in respect of 2005 and 75,000, 40,000, 24,000 and 20,000 Shares in respect of 2006 to Messrs. Ells, Moran, Hartung and Wilner, respectively. In addition, we granted a one-time grant of Options to purchase 456,150 shares to all of our salaried employees. These Options have a seven-year term, subject to earlier termination in the event of a Participant’s termination of employment with us, and were granted with an exercise price equal to the public offering price of our shares in our initial public offering. These Options will vest in full on the third anniversary of the grant date if the Participant remains continuously employed by us, and will be subject to accelerated vesting in connection with certain qualifying terminations of employment such as a termination due to death, disability or retirement or in connection with a change in control of Chipotle.

Chipotle 2006 Cash Incentive Plan

Effective January 25, 2006, McDonald’s, as our majority shareholder, approved the Chipotle Mexican Grill, Inc. 2006 Cash Incentive Plan (the “Cash Bonus Plan”), and our board of directors adopted the Cash Bonus Plan for our key employees. The Cash Bonus Plan is administered by a committee of our board of directors, which includes at least two members who qualify as “outside directors” within the meaning of Section 162(m) of the Code.

Awards under the Cash Bonus Plan may be designed to qualify under the requirements of Section 162(m) of the Code as performance-based compensation. The performance goals upon which the payment or vesting of any cash award that is intended to so qualify depends may relate to one or more of the following performance measures: (i) revenue growth; (ii) operating income; (iii) operating cash flow; (iv) net income; (v) earnings per share; (vi) return on sales; (vii) return on assets; (viii) return on equity; (ix) return on invested capital; (x) new restaurant openings; and (xi) total shareholder return.

Performance periods under the Cash Bonus Plan may be equal to or longer than, but not less than, one of our fiscal years and may be overlapping. Within 90 days after the beginning of a performance period, and in any case before 25% of the performance period has elapsed, the compensation committee will establish (i) performance goals and objectives for such performance period; (ii) target awards for each participant; and (iii) performance schedules or other objective methods for determining the applicable performance percentage to be applied to each such target award. The measurement of any performance measure(s) may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in our company’s audited financial statements, including the notes thereto. Any performance measure(s) may be used to measure the performance of our company as a whole or any business unit of our company or any combination thereof, as the compensation committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of competitor companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate.

The amount paid under the Cash Bonus Plan to any participant with respect to any award for a performance period of one year will not exceed $3.0 million. The amount paid under the Cash Bonus Plan to any participant with respect to any award for a performance period of more than one year will not exceed $9.0 million. No participant will be eligible to earn awards for more than three performance periods that end within any single fiscal year.

PRINCIPAL AND SELLING SHAREHOLDERS

Beneficial Ownership of Our Common Stock

The following table sets forth information as of March 31, 2006, as to the beneficial ownership of shares of common stock of Chipotle in each case, by:

•	each selling shareholder;

•	each person (or group of affiliated persons) known to us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of such executive officers and directors as a group.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion of other securities, as well as the exercise of options held by the respective person or group that may be exercised within 60 days after March 31, 2006. For purposes of calculating each person’s or group’s percentage ownership, shares of class A common stock issuable pursuant to stock options exercisable within 60 days after March 31, 2006 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The table below assumes the underwriters do not exercise their option to purchase additional shares.

As of March 31, 2006, there were 9,144,836 outstanding shares of class A common stock and 23,396,768 outstanding shares of class B common stock.

McDonald’s has announced that it intends to dispose of its remaining interest in us through a tax-free exchange offer to McDonald’s shareholders to be completed by year-end 2006, subject to market conditions. See “Risk Factors—Risks Relating to Our Affiliation with McDonald’s.”

		Shares of Class A and Class B Common Stock Beneficially Owned Before This Offering				Shares of Class A and Class B Common Stock Beneficially Owned After This Offering(1)
Name and Address of Beneficial Owner(2)	Shares of Class A Common Stock Offered in This Offering(3)	Number of Class A Shares(4)	Number of Class B Shares Convertible Into Class A Shares(5)	Percentage of Class A Shares(6)	Percentage of Class B Shares	Number of Class A Shares(4)	Number of Class B Shares Convertible Into Class A Shares(5)	Percentage of Class A Shares(6)	Percentage of Class B Shares
McDonald’s Ventures, LLC(7)	4,100,000	—	21,081,066	64.8	90.1	—	16,981,066	52.2	88.4
Morgan Stanley(8)	—	1,562,700	—	4.8	—	1,562,700	—	4.8	—
Kurt P. Altman	180	—	180	*	*	—	—	—	—
Neil W. Flanzraich	22,896	—	22,896	*	*	—	—	—	—
Neil Flanzraich Trust	34,792	—	34,792	*	*	—	—	—	—
Alan H. and Darlene J. Friedman Revocable Trust	8,926	—	48,926	*	*	—	40,000	*	*
Melvyn and Lynn Goodman Intervivos Trust	15,000	—	15,000	*	*	—	—	—	—
Marlane S. Harrington	2,620	—	2,620	*	*	—	—	—	—
MDG Company	10,917	—	10,917	*	*	—	—	—	—
Steve Ells(9)	—	44,933	1,005,050	3.2	4.3	44,933	1,005,050	3.2	5.2
John Hartung	—	62,166	—	*	—	62,166	—	*	—
Montgomery Moran(9)(10)	—	35,000	153,333	*	*	35,000	153,333	*	*
Robert Wilner	—	62,166	—	*	—	62,166	—	*	—
Albert Baldocchi(9)(11)	—	35,000	162,841	*	*	35,000	162,841	*	*
John Charlesworth	—	22,000	—	—	—	22,000	—	—	—
Patrick Flynn	—	40,000	—	—	—	40,000	—	—	—
Darlene Friedman(9)(12)	—	—	48,926	*	*	—	48,926	*	*
Mats Lederhausen	—	40,000	—	—	—	40,000	—	—	—
All current directors and executive officers as a group (9 persons)	—	341,265	1,370,150	5.3	5.9	341,265	1,370,150	5.3	7.1

*	Less than one percent (1%)
(1)	Assumes no exercise of the underwriters’ over-allotment option. In the event the underwriters’ over-allotment option is fully exercised, McDonald’s Ventures, LLC will own 16,351,767 shares of class B common stock after the offering, representing 33.9% of our class A shares and 88.0% of our class B shares.
(2)	The addresses for the listed beneficial owners are as follows: for McDonald’s Ventures, LLC, Parkview Plaza, Suite 640, Oakbrook Terrace, IL, 60181; for Morgan Stanley, 1585 Broadway, New York, NY, 10036; for Kurt P. Altman, 4187 South Granby Circle, Aurora, CO, 80014; for Neil W. Flanzraich, 10 Tahiti Beach, Coral Gables, FL, 33143; for the Neil Flanzraich Trust, attn: Bethany Ehlers, 10 Tahiti Beach, Coral Gables, FL, 33143; for the Alan H. and Darlene J. Friedman Revocable Trust, c/o Alan H. Friedman, Trustee, 429 Bear Creek Circle, Napa, CA, 94558; for the Melvyn and Lynn Goodman Intervivos Trust, c/o Melvyn Goodman, Trustee, 830 E. 59th Street, Los Angeles, CA, 90001; for Marlane S. Harrington, 4685 Honeymoon Bay Road, Freeland, WA, 98249; for MDG Company, 830 E. 59th Street, Los Angeles, CA, 90001; for each director or executive officer, c/o Chipotle Mexican Grill, Inc., 1543 Wazee Street, Suite 200, Denver, CO, 80202.
(3)	In connection with the offering, shares of class B common stock held by the selling shareholders will be converted into shares of class A common stock. Those shares of class A common stock will be the shares offered to investors in the offering by the selling shareholders. Does not reflect up to 629,299 shares offered by McDonald’s Ventures, LLC in connection with the over-allotment option granted to the underwriters.
(4)	Reflects options held by each shareholder, if any, that are exercisable within 60 days and does not reflect shares of class A common stock issuable upon conversion of shares of class B common stock, if any, owned by each shareholder.
(5)

Our certificate of incorporation provides that each share of class B common stock is convertible into one share of class A common stock at any time at the option of the holder thereof. As of March 31, 2006, there were

23,396,768 shares of class B common stock outstanding and 9,144,836 shares of class A common stock outstanding.
(6)	For purposes of calculating the percentage of the class A common stock owned by the listed beneficial owners before and after this offering, as required under SEC rules, these columns assume that all outstanding shares of class B common stock have been converted into shares of class A common stock.
(7)	McDonald’s Ventures, LLC is a wholly-owned subsidiary of McDonald’s Corporation.
(8)	As reported on Schedule 13G filed February 2, 2006.
(9)	All shares beneficially owned by Steve Ells, Montgomery F. Moran, Albert S. Baldocchi (including shares owned jointly by him and his wife) and Darlene J. Friedman (including shares owned by the Alan H. and Darlene J. Friedman Revocable Trust) are entitled to piggyback registration rights. See “Risk Factors—Risks Related To Our Business and Industry—Our success depends substantially upon the continued retention of certain key personnel” and “Certain Relationships and Related Party Transactions—Registration Rights.”
(10)	102,222 of the shares beneficially owned by Mr. Moran are non-vested shares. Mr. Moran has the right to vote these shares and receive dividends in respect thereof, subject to his continued employment with us. Those shares are, however, subject to forfeiture in certain circumstances.
(11)	Includes 140,623 shares owned jointly by Albert Baldocchi and Anne Baldocchi.
(12)	Reflects 48,926 shares owned by the Alan H. and Darlene J. Friedman Revocable Trust.

For each of the persons listed below, the following is their beneficial ownership of shares of common stock of McDonald’s as of March 31, 2006 (including shares with respect to which each will acquire voting and/or investment power within 60 days):

	Shares of McDonald’s Common Stock Beneficially Owned Before and After This Offering
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Class
Steve Ells(2)	41,050	*
John Hartung(2)	148,460	*
Montgomery Moran	—	—
Robert Wilner(2)	84,443	*
Albert Baldocchi	—	—
John Charlesworth	—	—
Patrick Flynn	8,469	*
Darlene Friedman	—	—
Mats Lederhausen	218,446	*
All current directors and executive officers as a group (9 persons)	500,868	*

*	Less than one percent (1%)
(1)	The address for the listed beneficial owners is as follows: for each director or executive officer, c/o Chipotle Mexican Grill, Inc., 1543 Wazee Street, Suite 200, Denver, CO, 80202.
(2)	Includes 41,050, 134,900 and 84,240 shares issuable upon exercise of options to purchase McDonald’s common stock held by Messrs. Ells, Hartung and Wilner, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with McDonald’s

McDonald’s beneficially owns common stock representing 87% of the combined voting power of our outstanding stock and 65% of the economic interest in our outstanding common stock. After the offering, we expect McDonald’s will own about 82.7% of the combined voting power of our outstanding stock and 52.2% of the economic interest in our outstanding common stock (or 81.9% and 50.2%, respectively, if the underwriters’ over-allotment option is exercised in full).

In connection with our initial public offering completed in January 2006, we entered into the agreements with McDonald’s that are summarized below and that address services that McDonald’s has provided us directly or through its own vendor relationships. As our controlling shareholder, McDonald’s is able to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders. Currently, one of the members of our board of directors, Mats Lederhausen, is also an employee of McDonald’s. See “Risk Factors—Risks Relating to Our Affiliation with McDonald’s.”

Historically, we’ve also entered into short-term agreements with McDonald’s to provide us with temporary capital. In addition, in past periods we have invested our excess cash under short-term agreements with McDonald’s. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We currently reimburse McDonald’s for payroll and related expenses for certain McDonald’s employees who perform services for us, insurance coverage, 401(k) plan, software maintenance agreements and non-income based taxes, and we lease office and restaurant space from McDonald’s and its affiliates. In aggregate, we paid McDonald’s $5.6 million, $8.8 million and $9.2 million in 2003, 2004 and 2005, respectively, and $2.7 million in the first three months of 2006.

Services Agreement

We’ve historically received various services from McDonald’s. These services include, among others, accounting services, insurance policy coverage (including primarily property and umbrella / excess liability) and certain welfare plans for our employees. Under the terms of a services agreement we entered into with McDonald’s on January 31, 2006, McDonald’s will continue to provide services to us.

The services agreement became operative on the closing date of our initial public offering and has terms ranging from approximately one to two years depending on the service. Services renew automatically unless we or McDonald’s elects not to renew the services upon providing advance written notice, which ranges from six to 15 months, depending on the service. Additionally, if McDonald’s ceases to own more than 80% of the combined voting power of our outstanding stock, we or McDonald’s may terminate the insurance services and the benefits services upon providing 60 days’ advance written notice, which notice may be given prior to such time so that such termination will be effective on the day when McDonald’s ceases to own such 80%; however, we or McDonald’s may terminate the accounting services that McDonald’s provides to us at any time, upon providing 15 months’ advance written notice, regardless of the level of McDonald’s ownership.

We pay McDonald’s mutually agreed-upon fees for the services. We estimate that the aggregate fees we’ll pay for the first year of services will be about $10 million to $11 million. However, this amount may increase or decrease depending on a number of factors, including an increase or decrease over time in the number of services provided by McDonald’s, the number of our restaurants or the number of our employees, agreed-upon annual price negotiations between us and McDonald’s or an increase or decrease over time in the cost to McDonald’s of procuring applicable insurance coverages and employee benefit arrangements. In addition, we and McDonald’s have agreed that the fees for certain of the services will increase in the event that McDonald’s ceases to hold more than 50% of the combined voting power of our outstanding stock and neither we nor McDonald’s exercise our option to terminate the services agreement. We believe that the payments we’ll make to McDonald’s are reasonable. However, these payments are not necessarily indicative of, and it is not practical for us to estimate, the level of expenses we might incur in procuring these services from alternative sources. In light of McDonald’s plan to dispose of its remaining interest in us by year-end 2006, subject to market conditions, we have begun discussions with suppliers and service providers regarding new or amended contracts. See “Risk Factors—Risks Related to Our Business and Industry—We may face difficulties replacing services McDonald’s provides to us and entering into new or modified arrangements with existing or new suppliers or service providers.”

Benefits of the McDonald’s Relationship

We’ve benefited from our relationship with McDonald’s. For example, McDonald’s has provided us, directly or through its own vendor relationships, with accounting services, insurance policy coverage, banking services, health and other insurance benefits for our employees and employee benefit plans, as well as with its expertise in certain areas of our operations, such as real estate. We also benefit from our relationship with McDonald’s when we buy supplies or distribution or other services. For example, McDonald’s relationship with Coca-Cola has helped us contain our beverage costs, and we’ve relied on the same distribution network as McDonald’s.

As McDonald’s ownership interest in us declines, we’ll lose an increasing amount of the benefits of our relationship with McDonald’s. For example, we currently obtain beneficial pricing and/or service levels from certain suppliers and service providers, and pay McDonald’s for the costs they incur in administering our 401(k) plan and providing certain benefits, including health and workers compensation insurance, for our employees. McDonald’s is entitled to provide notice of termination of these services such that the termination is effective on the date when McDonald’s owns 80% or less of the combined voting power of our outstanding stock. It has the same right in connection with insurance services it provides directly or through its vendors. In some cases, current benefits, such as the use of the distribution network that McDonald’s also uses, are not contractually tied to the level of McDonald’s ownership, and the relevant suppliers and service providers could decide to stop giving us beneficial pricing and/or service levels or terminate their relationship with us at any time.

In light of McDonald’s plans, we have begun to evaluate alternatives to ensure that our separation from McDonald’s will occur without any material disruption in the services of or our relationships with the suppliers or service providers described above. We have not made final determinations in this respect, and we may encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy. We have begun discussions with suppliers and service providers regarding new or amended contracts, but cannot now quantify the potential impact on our expenses. See “Risk Factors—Risks Related to Our Business and Industry—We may face difficulties replacing services McDonald’s provides to us and entering into new or modified arrangements with existing or new suppliers or service providers.”

Tax Allocation Agreement

McDonald’s has filed federal income tax returns and certain state income tax returns with us on a consolidated basis since June 2000. In connection with this consolidation, the allocation of federal and state tax liabilities to us was based on the liability that would have been calculated had we operated on a stand-alone basis. In 2004, we entered into a tax allocation agreement with McDonald’s which provides that we make distributions to McDonald’s and McDonald’s makes contributions to us, such that we’ll incur the expense for taxes generated by our business on the same basis as if we were not part of McDonald’s consolidated tax returns. At the consummation of our initial public offering in January 2006, we exited McDonald’s consolidated tax group for federal and some state tax purposes. McDonald’s has agreed that any amounts owed to us by McDonald’s on account of unreimbursed tax attributes will be paid to us upon tax deconsolidation. As of December 31, 2005 and March 31, 2006, the amount owed by McDonald’s to us was $28.2 million and $26.4 million respectively. The tax allocation agreement continues to apply to, and governs, the sharing of tax liabilities between McDonald’s and us for payments and refunds in respect of U.S. federal income taxes for all periods we were part of McDonald’s consolidated U.S. federal income tax group, and for state tax purposes for those states in which we and McDonald’s continue to file tax returns on a combined basis.

As discussed above, McDonald’s has announced that it intends to dispose of its remaining interest in us through a tax-free exchange offer to its shareholders to be completed by year-end 2006, subject to market conditions. It is expected that McDonald’s will obtain a private letter ruling from the Internal Revenue Service and/or an opinion of counsel confirming the tax-free status of this transaction, and that such ruling and/or opinion will rely on certain representations and undertakings from us regarding the past and future conduct of our business and other matters, the incorrectness or violation of which could affect the tax-free status of the transaction. In addition, current tax law generally creates a presumption that a tax-free exchange of the type contemplated by McDonald’s would be taxable to McDonald’s, but not to its shareholders, if we or our shareholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning two years before the exchange, unless it is established that the exchange and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. As a consequence of the foregoing, we expect to enter into an amended tax allocation agreement with McDonald’s, under which we may:

•	undertake to maintain our current business as an active business for a period of two years following the exchange;

•	undertake not to take any action affecting the relative voting rights of any separate classes of our stock for a period of at least two years following the exchange and thereafter only with McDonald’s consent;

•	generally be restricted, for a period of two years following the exchange, from (i) consenting to certain acquisitions of significant amounts of our stock; (ii) transferring significant amounts of our assets; (iii) merging or consolidating with any other person; (iv) liquidating or partially liquidating; (v) reacquiring our stock; or (vi) taking any other action (including an action that would be inconsistent with the representations relied upon for purposes of the ruling and/or opinion described above) that would be reasonably likely to jeopardize the tax-free status of the exchange, except in specified circumstances; and

•	indemnify McDonald’s and its shareholders for taxes and related losses they incur as a result of the exchange failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to (i) direct or indirect acquisitions of our stock or assets (regardless of whether we consent to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; or (iii) our failure to comply with the representations and undertakings from us and the restrictions placed on our actions under the amended tax allocation agreement.

We expect that the indemnity described above will cover corporate level taxes and related losses suffered by McDonald’s in the event of a 50% or greater change in our stock ownership, as well as taxes and related losses suffered by both McDonald’s and its shareholders if, due to any of our representations or undertakings being incorrect or violated, the exchange is determined to be taxable for other reasons. We currently estimate that, to the extent the tax allocation agreement is amended as described above, the indemnification obligation to McDonald’s for taxes due in the event of a 50% or greater change in our stock ownership could exceed $450 million. This estimate, which does not take into account related losses, depends upon several factors that are beyond our control, including the fair market value of our stock on the exchange date. As a consequence, the indemnity to McDonald’s could vary substantially from the estimate. Furthermore, the estimate does not address the potential indemnification obligation to both McDonald’s and its shareholders in the event that, due to any of our representations or undertakings being incorrect or violated, the exchange is determined to be taxable for other reasons. In that event, the total indemnification obligation would likely be much greater.

Relationship with Messner & Reeves, LLC

Monty Moran, our President and Chief Operating Officer, served as general counsel of Chipotle while he was the chief executive officer and member of the Denver law firm Messner & Reeves, LLC, or M&R. In 2005, we paid M&R about $3.3 million and about $1.0 million for the first three months of 2006, for legal services. Of these total payments, about $0.6 million was related to the initial public offering. Mr. Moran ceased to be a member of M&R in March 2005. During the period from January 1, 2005 to the date of Mr. Moran’s departure from M&R, we incurred fees payable to M&R of about $0.8 million for legal services. We continue to employ M&R as legal counsel.

Relationships with Franchisees

Each of our three franchisees, who in aggregate operate eight of our restaurants, is also a McDonald’s franchisee. We granted our first franchise in April 2001 for a two-year term (which expired and was not renewed) including leases for restaurant property and equipment, and subsequently granted eight additional franchises with ten-year terms to qualified franchisees. These eight franchises are still within their initial ten-year terms. Each franchise includes the right to operate a Chipotle restaurant at a particular address only. At the end of a franchise term, the franchise expires, and the franchisee has no unilateral right to renew or extend the franchise (although we may agree with the franchisee to extend the franchise for an additional term). Each franchisee is obligated to operate franchised restaurants in accordance with our operating standards and is obligated to allocate and spend specific amounts, as specified by us, on marketing of the restaurants, subject to our approval of all marketing materials. In addition, if McDonald’s ceases to own a majority of our outstanding voting common stock or if we cease to be an affiliate of McDonald’s, under the terms of our franchise agreements, our franchisees must either sell their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald’s franchise within 24 months after the relevant triggering event. If our franchisees don’t sell either franchise within the 24-month period, their franchise agreements with McDonald’s will terminate automatically.

Registration Rights

McDonald’s and certain of our current shareholders, including Steve Ells, our Chairman and Chief Executive Officer, Monty Moran, our President and Chief Operating Officer, and Albert S. Baldocchi and Darlene J. Friedman, members of our board of directors (the “Initial Shareholders”), entered into a registration rights agreement with us relating to the shares of common stock they hold (including shares issuable upon the exercise of outstanding options). Subject to several exceptions, including our right to defer a demand registration under certain circumstances, McDonald’s has the right to require us to register for public resale under the Securities Act its shares of our common stock that it owns at any time after the expiration of the lock-up period following our initial public offering or if McDonald’s obtains a waiver of the application of the lock-up period as it did in connection with this offering. McDonald’s will have the right to demand several such registrations. The Initial Shareholders other than McDonald’s are entitled to piggyback registration rights with respect to any registration request made by McDonald’s, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. In addition, the Initial Shareholders have piggyback rights on any registration for our account. We would be responsible for the expenses of any such registration.

Corporate Opportunity

Under the terms of our certificate of incorporation, for so long as McDonald’s owns at least 5% of our outstanding common stock or at least one person who is a director or officer of us is also a director or officer of McDonald’s, McDonald’s will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither McDonald’s nor any of its officers or directors will be liable to us or our shareholders for breach of any duty by reason of any such activities. If McDonald’s acquires knowledge of a potential transaction or matter that may be a corporate opportunity for McDonald’s and us, McDonald’s will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our shareholders for breach of any duty as our shareholder if McDonald’s pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information about, or offer, such corporate opportunity to us.

Our amended certificate of incorporation contains provisions related to corporate opportunities that may be of interest to both McDonald’s and us. It provides that if a corporate opportunity is offered to:

•	one of our officers or employees who is also a director (but not an officer or employee) of McDonald’s, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of McDonald’s, in which case it will belong to McDonald’s;

•	one of our directors who is also an officer or employee of McDonald’s, that opportunity will belong to McDonald’s unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us; and

•	any person who is either (i) an officer or employee of both us and McDonald’s or (ii) a director of both us and McDonald’s (but not an officer or employee of either one), that opportunity will belong to McDonald’s unless expressly offered to that person primarily in his or her capacity as our director, in which case such opportunity shall belong to us.

In addition, no such director, officer or employee will be liable to us or our shareholders for breach of any duty by reason of the fact that in compliance with those guidelines, (i) the director, officer or employee offered such corporate opportunity to McDonald’s (rather than us) or did not communicate information about such corporate opportunity to us; or (ii) McDonald’s pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information about such corporate opportunity to us. Neither McDonald’s nor any officer or director of McDonald’s will be liable to us or our shareholders for breach of any duty by reason of the fact that McDonald’s or an officer or director of McDonald’s takes or fails to take any action or exercises or fails to exercise any rights or gives or withholds any consent in connection with any agreement or contract between McDonald’s and us.

In addition, no contract, agreement, arrangement or other transaction between us and McDonald’s will be void or voidable solely because McDonald’s is a party thereto, and so long as the material facts as to such transaction are disclosed or known to the board of directors or the committee thereof that authorizes that transaction, and the board or such committee (which may, for quorum purposes, include directors who are directors or officers of McDonald’s) in good faith authorizes the transaction by an affirmative vote of a majority of the disinterested directors, then McDonald’s will have fulfilled its fiduciary duties to us and our shareholders, will not be liable to us or our shareholders for any breach of fiduciary duty by entering into or executing such transaction, will be deemed to have acted in good faith and in a manner it reasonably believes to be in and not opposed to our best interests and will be deemed not to have breached its duties of loyalty to us and our shareholders or to have received an improper personal gain therefrom.

Equity Sales and Grants

In May 2005, we issued 153,333 shares of non-vested common stock to Mr. Montgomery Moran pursuant to a Restricted Stock Agreement dated March 24, 2005 executed in connection with Mr. Moran’s offer of employment by us. The shares vest in equal annual installments over three years from his date of employment, subject to his continued employment with us. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

In April 2004, we issued 2,908,278 shares of common stock to McDonald’s and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders’ agreement, at an aggregate offering price of $65.0 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

In June 2003, we issued 2,172,670 shares of common stock to McDonald’s and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders’ agreement, at an aggregate offering price of $38.0 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and bylaws and certain applicable provisions of Delaware law. Copies of our certificate of incorporation and bylaws are exhibits to the registration statement of which this prospectus is a part.

Reclassification

Prior to our initial public offering in January 2006, we had one class of common stock and three classes of preferred stock outstanding, our Series B Preferred Stock, our Series C Preferred Stock and our Series D Preferred Stock. In accordance with the terms of our amended certificate of incorporation, which became effective immediately prior to our initial public offering, each share of our outstanding preferred stock and each share of our outstanding common stock was reclassified automatically and without any action on the part of the holders of those shares into one-third of one share of our class B common stock, which resulted in a decrease in the number of shares outstanding. In addition, immediately prior to the consummation of our initial public offering, we increased our total authorized number of shares of capital stock, and amended our certificate of incorporation and bylaws such that they reflect the descriptions below. The historical data presented in this prospectus and the accompanying financial statements have been adjusted to give retroactive effect to the reclassification mentioned above.

In this offering, the selling shareholders are selling shares of class A common stock, which have fewer votes per share than our class B common stock. Under the terms of our amended certificate of incorporation, one of the features of the class B common stock is that shares of class B common stock can only be transferred to McDonald’s or its subsidiaries, and that any other transfer of such shares before a tax-free spin-off (as described below under “—Common Stock—Conversion”) will result in the automatic conversion of those shares to shares of class A common stock without action by the transferor or transferee. In addition, under the amended certificate of incorporation, any holder of shares of class B common stock, including the selling shareholders, will have the right to convert those shares at any time to shares of class A common stock. See “—Common Stock—Conversion” below.

As of the date of this offering, our authorized capital stock consists of 200,000,000 shares of class A common stock, 30,000,000 shares of class B common stock and 600,000,000 shares of preferred stock. As of March 31, 2006, 9,144,836 shares of class A common stock and 23,396,768 shares of class B common stock were outstanding (excluding shares to be issued upon exercise of outstanding options and assuming that the underwriters do not exercise their option to purchase additional shares), and no shares of preferred stock were outstanding. If the underwriters exercise their option in full, we expect to have 13,969,466 shares of class A common stock and 18,572,138 shares of class B common stock outstanding.

Common Stock

The certificate of incorporation authorizes the issuance of an aggregate of 230,000,000 shares of common stock consisting of 200,000,000 shares of class A common stock and 30,000,000 shares of class B common stock. As of March 31, 2006, of those authorized shares of class A common stock and class B common stock, 32,541,604 shares were validly issued, fully paid and nonassessable.

Voting Rights

Except as provided by statute or the certificate of incorporation, holders of the common stock have the sole right and power to vote on all matters on which a vote of Chipotle’s shareholders is to be taken. The holders of class A common stock and class B common stock generally have identical rights, except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to ten votes per share on matters to be voted on by shareholders, with certain exceptions as provided by the certificate of incorporation. For example, for purposes of approving a merger or consolidation, a sale of all or substantially all of our property or a dissolution, each share of both class A common stock and class B common stock will have one vote only. The holders of common stock are entitled, by a plurality of the votes cast by the holders of class A common stock and class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to nominate and thereafter elect directors to the board of directors. With certain exceptions, other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter by the holders of class A common stock and class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Approval of an amendment of our certificate of incorporation and removal of directors from the board of directors must be approved by 66 2/3% of all votes entitled to be cast by the holders of class A common stock and class B common stock, voting together as a single group.

Dividends

Holders of class A common stock and class B common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: shares of class A common stock may be paid only to holders of class A common stock, and shares of class B common stock may be paid only to holders of class B common stock; and the number of shares so paid will be payable at the same rate per share so as to retain the relative proportion of outstanding shares of class A common stock and class B common stock.

Conversion

Each share of class B common stock is convertible at the option of the holder into one share of class A common stock. Before a tax-free spin-off (as described below), any shares of class B common stock transferred to a person other than McDonald’s or a subsidiary of McDonald’s will automatically be converted into shares of class A common stock. In addition, upon the occurrence of certain specified events prior to a tax-free spin-off, all of the outstanding shares of class B stock will automatically be converted into shares of class A common stock.

Following any distribution of class B common stock to shareholders of McDonald’s in a transaction, including any distribution in exchange for McDonald’s shares or securities, intended to qualify as a tax-free distribution under Section 355 of the Code, or any corresponding provision of any successor statute (a “tax-free spin-off”), shares of class B common stock will no longer be convertible into shares of class A common stock. Shares of class B common stock transferred to shareholders of McDonald’s in a tax-free spin-off will not be converted into shares of class A common stock and, following a tax-free spin-off, shares of class B common stock will be transferable as class B common stock, subject to applicable laws.

Other Rights

In the event of any reorganization of Chipotle with one or more corporations or a merger or share exchange of Chipotle with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock, regardless of class, will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash.

On liquidation, dissolution or winding up of Chipotle, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of common stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

Preferred Stock

The certificate of incorporation authorizes the issuance of an aggregate of 600,000,000 shares of preferred stock. As of March 31, 2006, there were no shares of preferred stock outstanding.

Chipotle’s board of directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Chipotle before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Chipotle’s securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of common stock.

Pre-emptive Rights

Under Delaware law, a shareholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our certificate of incorporation does not provide that our shareholders are entitled to pre-emptive rights.

Certain Certificate of Incorporation and Bylaw Provisions

The certificate of incorporation provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the board will be elected annually, and each member will serve a three-year term. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of the board until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision is designed to have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Chipotle and to increase the likelihood that incumbent directors will retain their positions. Under Delaware law, directors of a corporation with a classified board may only be removed for cause unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not provide that our shareholders can remove the directors without cause. See “Management.”

After the completion of this offering, McDonald’s will beneficially own no shares of our outstanding class A common stock, but will own about 16,981,066 shares of our outstanding class B common stock, representing 82.7% of the combined voting power of all classes of our outstanding voting securities and 52.2% of the economic interest in our outstanding common stock (or 81.9% and 50.2%, respectively, if the underwriters’ over-allotment option is exercised in full). Therefore, McDonald’s will have the power to elect all of the members of our board of directors and has the power to control all matters requiring shareholder approval or consent. McDonald’s has announced its intention to dispose of its remaining interest in us through a tax-free exchange offer by year-end 2006, subject to market conditions. If that transaction is successfully completed, McDonald’s will no longer own any of our shares and will not exercise control over us. See “Risk Factors—Risks Relating to Our Affiliation with McDonald’s—We’re controlled by McDonald’s, whose interests may conflict with yours.”

The certificate of incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. The bylaws provide that, except as otherwise required by law, annual or special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the total number of directors then in office or by the chairman of the board. Shareholders are not permitted to call a general meeting or to require the board of directors to call a general meeting.

The bylaws establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders, including proposed nominations of persons for election to the board of directors.

Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Chipotle’s Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although neither the certificate of incorporation nor the bylaws gives the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals about other business to be conducted at a general meeting, the certificate of incorporation and the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Chipotle.

The certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested shareholders, apply to Chipotle. See “—Corporate Opportunity” above for a description of the corporate opportunity provisions of the certificate of incorporation.

Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required for the following:

•	adoption, amendment or repeal of any provision of our bylaws;

•	removal of individual directors or the entire board of directors; and

•	alteration, amendment, repeal, in a manner that is adverse to the interests of McDonald’s, or adoption of any provision adverse to the interests of McDonald’s and inconsistent with, any provision in our certificate of incorporation relating to corporate opportunities of Chipotle.

In addition, the board of directors will be permitted to alter certain provisions of our bylaws without obtaining shareholder approval.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Listing

Our class A common stock is listed on the New York Stock Exchange under the symbol “CMG.”

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income and estate tax considerations that may be relevant to you if you become a beneficial owner of our class A common stock and you are not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. The summary deals only with shares of class A common stock that will be held as capital assets and does not purport to deal with all possible tax consequences of purchasing, owning, and disposing of our class A common stock. In particular, the summary does not address the tax consequences that may be applicable to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment or persons who hold more than 5% of our common stock. You should consult your own tax advisers about the tax consequences of the purchase, ownership, and disposition of our class A common stock in the light of your own particular circumstances, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of any changes in applicable tax laws.

Dividends

Any dividends that you receive with respect to our class A common stock will be subject to U.S. federal gross income and withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an income tax treaty, you will generally be required to provide a certification of your entitlement to treaty benefits on IRS Form W-8BEN.

Sale, Exchange, or other Disposition

Any gain that you realize upon a sale, exchange, or other disposition of our class A common stock will generally not be subject to U.S. federal income tax unless you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Estate Tax

If you are an individual, shares of our class A common stock that you own or are treated as owning at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty otherwise provides.

Backup Withholding

In general, you will not be subject to any U.S. federal backup withholding tax on dividends that you receive with respect to our class A common stock if you provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption. In addition, no backup withholding will generally be required with respect to the proceeds of a sale of our class A common stock that you make within the United States or through certain U.S. and U.S.-related financial intermediaries if the payor receives such a certification or you otherwise establish an exemption. If you do not provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption, U.S. federal backup withholding tax will apply to such dividends and sales proceeds.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Cowen and Company, LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Capital Markets, Inc.

Total

The underwriters are offering the shares of class A common stock subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

McDonald’s Ventures, LLC has granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 629,299 additional shares of class A common stock at the public offering price shown on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $        , the total underwriting discounts and commissions would be $         and the total proceeds to the selling shareholders would be $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and all of our executive officers and directors and certain other equity holders, including McDonald’s and the other selling shareholders, have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and Cowen and Company, LLC, on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of the final prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class A common stock;

whether any such transaction described above is to be settled by delivery of class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares by the selling shareholders to the underwriters;

•	the issuance by us of shares of class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants under any employee benefit plan described in this prospectus;

•	the filing by us of any registration statement on Form S-8 in respect of any employee benefit plan described in this prospectus;

•	transactions by any person other than us relating to shares of class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the adoption by any person other than us of a plan pursuant to Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, or the Exchange Act (but not to the disposition of shares under any such plan);

•	the transfer by any person other than us of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift, will or intestacy to such person’s immediate family, to a trust formed for the benefit of any such person or such person’s immediate family, or to a partnership or a limited liability company, the partners or members of which, as applicable, are exclusively that person and/or such person’s immediate family;

•	the transfer by any person of shares of common stock or securities convertible into or exercisable or exchangeable for common stock to us;

•	the transfer by any person other than us of shares of common stock or securities convertible into common stock to limited partners or stockholders of that person; or

•	the transfer by any person other than us of shares of common stock to wholly-owned subsidiaries of that person or to the parent corporation of that person or to another wholly-owned subsidiary of such parent corporation.

With respect to the last four bullets, it will be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement, no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, will be required or will be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the lock-up period), and that no such transfer or distribution may include a disposition for value.

The lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we’ll release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

The following table shows the per share and total underwriting discounts and commissions the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our class A common stock.

Paid by Selling Shareholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In order to facilitate the offering of the class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. The underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their over-allotment option. The underwriters may also sell shares in excess of their over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the class A common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the class A common stock in the offering, if the syndicate repurchases previously distributed class A common stock to cover syndicate short positions or to stabilize the price of the class A common stock. These activities may raise or maintain the market price of the class A common stock above independent market levels or prevent or retard a decline in the market price of the class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our class A common stock is listed on the New York Stock Exchange under the symbol “CMG.”

From time to time, each of Morgan Stanley & Co. Incorporated and Cowen and Company, LLC and their affiliates has provided and continues to provide investment banking and other services to us and McDonald’s, a selling shareholder and our controlling shareholder. In addition, all the underwriters were also underwriters in our initial public offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The lead underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead underwriters to underwriters that may make internet distributions on the same basis as other allocations.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to reimburse the selling shareholders and us for certain identifiable expenses associated with this offering.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York, will pass upon the validity of the securities offered in this offering. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, is acting as counsel to the selling shareholders. Davis Polk & Wardwell, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Chipotle Mexican Grill, Inc. as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1 for the common stock being sold in this offering. This prospectus, which constitutes a part of that registration statement, does not contain all the information shown in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as part of that document. You may read and copy the registration statement and other documents and reports we file with the SEC without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, 100 F Street, NE, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy and information statements and other information about registrants, including us. The SEC’s web address is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.chipotle.com. The information on or available through our website is not, and should not be considered, a part of this prospectus. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Chipotle Mexican Grill, Inc.

We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, effective January 1, 2005, the Company changed its method for accounting for share-based compensation to conform with SFAS No. 123(R), Share-Based Payments.

By:    /s/ Ernst & Young LLP

Denver, Colorado

March 14, 2006

Chipotle Mexican Grill, Inc.

Consolidated Balance Sheet

(in thousands, except per share data)

	December 31
	2005	2004
Assets
Current assets:
Cash	$61	$—
Accounts receivable, net of allowance for doubtful accounts of $308 and $804 as of December 31, 2005 and 2004, respectively	1,933	2,490
Notes receivable—McDonald’s Corp.	2,248	732
Inventory	2,625	2,256
Current deferred tax assets	2,346	—
Prepaid expenses	8,611	4,854

Total current assets	17,824	10,332

Leasehold improvements, property and equipment, net	340,694	289,873
Other assets	2,653	2,825
Restricted cash and cash equivalents	—	380
Long-term deferred tax assets	13,586	—
Goodwill	17,738	26,243

Total assets	$392,495	$329,653

Liabilities and shareholders’ equity
Current liabilities:
Cash overdraft	$—	$4,431
Accounts payable	13,188	11,803
Accrued payroll and benefits	9,723	7,308
Accrued liabilities	15,683	9,430
Accrued loss contingency	1,817	4,000
Current portion of deemed landlord financing	57	—
Due to McDonald’s Corp.	1,514	1,691

Total current liabilities	41,982	38,663

Deferred rent	37,106	28,231
Deemed landlord financing	3,476	—
Other liabilities	577	193

Total liabilities	83,141	67,087

Shareholders’ equity:
Class A common stock, $0.01 par value, 200,000 shares authorized, no shares outstanding as of December 31, 2005 and 2004	—	—
Convertible Class B common stock, $0.01 par value, 30,000 shares authorized, 26,281 shares issued and outstanding as of December 31, 2005 and 2004 (Note 1)	263	263
Additional paid-in capital	375,728	384,426
Tax receivable—McDonald’s Corp.	(28,195)	(45,985)
Accumulated other comprehensive income	9	9
Accumulated deficit	(38,451)	(76,147)

Total shareholders’ equity	309,354	262,566

Total liabilities and shareholders’ equity	$392,495	$329,653

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Operations

(in thousands, except per share data)

	Years ended December 31
	2005	2004	2003
Revenue:
Restaurant sales	$625,077	$468,579	$314,027
Franchise royalties and fees	2,618	2,142	1,493

Total revenue	627,695	470,721	315,520

Restaurant operating costs:
Food, beverage and packaging	202,288	154,148	104,921
Labor	178,721	139,494	94,023
Occupancy	47,636	36,190	25,570
Other operating costs	82,976	64,274	43,527
General and administrative expenses	51,964	44,837	34,189
Depreciation and amortization	28,026	21,802	15,090
Pre-opening costs	1,971	2,192	1,631
Loss on disposal of assets	3,119	1,678	4,504

	596,701	464,615	323,455

Income (loss) from operations	30,994	6,106	(7,935)

Interest income	36	211	249
Interest expense	(790)	(191)	(28)

Income (loss) before income taxes	30,240	6,126	(7,714)
Benefit for income taxes	7,456	—	—

Net income (loss)	$37,696	$6,126	$(7,714)

Earnings (loss) per common share—basic	$1.43	$0.24	$(0.34)

Earnings (loss) per common share—diluted	$1.43	$0.24	$(0.34)

Weighted average common shares outstanding—basic	26,281	25,454	22,384

Weighted average common shares outstanding—diluted	26,374	25,520	22,384

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Shareholders’ Equity and Comprehensive Income

(in thousands)

	Class B Common Stock (Note 1)		Additional Paid-in Capital	Tax Receivable McDonald’s Corp	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, December 31, 2002	21,200	$212	$261,803	$(26,202)	$(74,559)	$—	$161,254
Issuance of common stock	2,173	22	37,946	—	—	—	37,968
Tax sharing benefit	—	—	10,910	(10,910)	—	—	—
Net loss					(7,714)		(7,714)

Balance, December 31, 2003	23,373	234	310,659	(37,112)	(82,273)	—	191,508
Issuance of common stock	2,908	29	64,894			—	64,923
Tax sharing benefit			8,873	(8,873)		—	—
Comprehensive income:
Net income	—	—	—	—	6,126	—	6,126
Foreign currency translation adjustment	—	—	—	—	—	9	9

Total comprehensive income	—	—	—	—	—	—	6,135

Balance, December 31, 2004	26,281	263	384,426	(45,985)	(76,147)	9	262,566
Tax sharing provision	—	—	(10,417)	17,790	—	—	7,373
Stock-based compensation	—	—	1,719	—	—	—	1,719
Net income	—	—		—	37,696	—	37,696

Balance, December 31, 2005	26,281	$263	$375,728	$(28,195)	$(38,451)	$9	$309,354

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Cash Flows

(in thousands)

	Years ended December 31
	2005	2004	2003
Operating activities
Net income (loss)	$37,696	$6,126	$(7,714)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	28,026	21,802	15,090
Current income tax (benefit) provision	15,541	(8,873)	(10,910)
Deferred income tax (benefit) provision	(2,654)	11,485	7,968
Change in valuation allowance	(20,343)	(2,612)	2,942
Loss on disposal of assets	3,119	1,678	4,504
Bad debt allowance	(359)	804	—
Stock-based compensation	2,103	193	—
Other	(678)	—	(301)
Changes in operating assets and liabilities:
Accounts receivable	916	(689)	(1,929)
Inventory	(369)	(790)	(433)
Prepaid expenses	(3,757)	(1,092)	(1,072)
Other assets	(477)	(145)	337
Accounts payable	5,553	(2,345)	5,040
Accrued liabilities	6,485	6,717	2,996
Due to McDonald’s Corp.	(177)	155	(69)
Deferred rent	6,806	7,258	5,620

Net cash provided by operating activities	77,431	39,672	22,069

Investing activities
Purchases of leasehold improvements, property and equipment, net	(83,036)	(95,615)	(86,107)

Net cash used in investing activities	(83,036)	(95,615)	(86,107)

Financing activities
Net proceeds from sale of common stock	—	64,923	37,968
Proceeds from McDonalds—tax sharing agreement	7,402	—	—
Proceeds from McDonald’s—intercompany notes	37,905	55,139	62,261
Payments to McDonald’s—intercompany notes	(38,743)	(66,000)	(36,000)
Changes in cash overdrafts	(4,431)	1,881	(191)
Proceeds from deemed landlord financing	3,549	—	—
Payments on deemed landlord financing	(16)	—	—

Net cash provided by financing activities	5,666	55,943	64,038

Net change in cash and cash equivalents	61	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$61	$—	$—

Supplemental disclosures of cash flow information
Non-cash pre-opening rent capitalized to leasehold improvements	$2,667	$2,317	$1,965

Net purchases of leasehold improvements, property and equipment accrued in accounts payable	$(4,168)	$4,127	$(453)

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

1.	Description of Business and Summary of Significant Accounting Policies

Chipotle Mexican Grill, Inc. (the “Company”), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 21 states throughout the United States and in the District of Columbia. As of December 31, 2005 and 2004, the Company operated 481 and 401 restaurants, respectively, and had eight restaurants operated by franchisees each year. McDonald’s Corporation (“McDonald’s”) is the majority owner of the Company (approximately 92% during 2005).

The Company manages its operations based on four regions and has aggregated its operations to one reportable segment and one reporting unit.

Initial Public Offering

In January 2006, the Company completed its offering of 6,061 shares of Class A common stock, $0.01 par value, in its initial public offering at a per share price of $22.00 receiving net proceeds of approximately $121.3 million. McDonald’s, sold an additional 3,000 shares, including the underwriters’ 1,182 over-allotment shares, in the initial public offering. In connection with the initial public offering, the Company filed restated articles of incorporation effecting the reclassification of all outstanding shares of Series B convertible preferred stock and Series C and Series D junior convertible preferred stock and all outstanding shares of common stock into one-third share of Class B common stock (the “Reclassification”). Class B common stock is a new class of stock generally having ten votes per share. Class A common stock, also a new class of stock with one vote per share, was issued and sold to investors in connection with the initial public offering. All other provisions of the Class A and Class B common stock are substantially the same. After the consummation of the initial public offering, McDonald’s owns about 87% of the combined voting power of the Company’s outstanding common stock and 65% of the economic interest of the Company. The accompanying consolidated financial statements and related notes reflect the effect of the Reclassification retroactively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. A deferred liability is recognized for gift cards that have been sold but not yet redeemed at their anticipated redemption value. The Company recognizes revenue and reduces the related deferred liability when the gift cards are redeemed. Fees from franchised restaurants include continuing rent and service fees, initial fees and royalties. Continuing fees and royalties are recognized in the period earned. Initial fees are recognized upon opening a restaurant, which is when the Company has performed substantially all initial services required by the franchise arrangement.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of tenant improvement receivables, credit card receivables, and miscellaneous receivables. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

Inventory

Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. The Company has no minimum purchase commitments with its vendors. The Company purchases certain key ingredients (steak, chicken, pork and tortillas) from a small number of suppliers.

Leasehold Improvements, Property and Equipment

Leasehold improvements, property and equipment are stated at cost. Internal costs clearly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in earnings.

The estimated useful lives are:

Leasehold improvements and buildings	3-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

Goodwill

Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill resulted from McDonald’s purchases of the Company. Goodwill determined to have an indefinite life is not subject to amortization, but instead is tested for impairment at least annually in accordance with the provision of Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). In accordance with SFAS 142, the Company is required to make any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company’s analysis, no impairment charges were recognized for the years ended December 31, 2005, 2004 and 2003.

Other Assets

Other assets consist primarily of transferable liquor licenses which are carried at the lower of fair value or cost.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“SFAS 144”), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on the Company’s analysis, no impairment charges were recognized for the years ended December 31, 2005, 2004 and 2003.

Fair Value of Financial Instruments

The carrying value of the Company’s financial assets and liabilities, because of their short-term nature, approximates fair value.

Income Taxes

Prior to the Company’s initial public offering in January 2006, it was not a separate taxable entity for federal and certain state income tax purposes. Its results of operations were included in the consolidated federal and state income tax returns of McDonald’s. The Company will continue to be included in some state tax returns of McDonald’s as long as McDonald’s ownership percentage remains above 50%. The provision for income taxes is calculated on a separate income tax return basis. The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset.

Equity-Based Compensation Plans

Prior to January 1, 2005, the Company accounted for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Prior to January 1, 2005, no compensation expense was recognized on stock option grants as the exercise price equaled the fair value at the date of grant. Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Effective January 1, 2005, the Company early adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified-prospective transition method. Under this transition method, compensation cost in 2005 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation expense is recognized over the vesting period. The following table illustrates the effect on net income (loss) as if the fair value based method had been applied to all outstanding and unvested awards for the years ended December 31, 2004 and 2003.

	2004	2003
Net income (loss), as reported	$6,126	$(7,714)
Stock-based employee compensation expense	(527)	(434)

Pro forma net income (loss)	$5,599	$(8,148)

Earnings (loss) per share:
Basic, as reported	$0.24	$(0.34)

Diluted, as reported	$0.24	$(0.34)

Basic, pro forma	$0.22	$(0.36)

Diluted, pro forma	$0.22	$(0.36)

Restaurant Pre-Opening Costs

Pre-opening costs are expensed as incurred. These costs include wages, benefits and travel for the training and opening teams, and food, beverage and other restaurant operating costs incurred prior to a restaurant opening for business.

Insurance Liability

The Company maintains various insurance policies for workers’ compensation, employee health, general liability and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits for general liability and property damage insurance and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management’s estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted.

Advertising Costs

Advertising is expensed as incurred and aggregated $10,748, $8,715 and $6,231 for the years ended December 31, 2005, 2004 and 2003, respectively.

Rent

Rent expense for the Company’s leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense for the period prior to restaurant opening is capitalized and included in leasehold improvements in the consolidated balance sheet. Rent capitalized during the pre-opening period was $4,229, $3,626 and $2,489 for the years ended December 31, 2005, 2004 and 2003, respectively. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Additionally, certain of the Company’s operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers contingent rent, provided the achievement of that target is considered probable.

Foreign Currency Translation

Currently, the Company has no operations outside the United States, but has created an international subsidiary to hold international trademarks. The Company’s international entity uses its local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

2.	Recently Issued Accounting Standards

In October 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. SFAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (“FSP 13-1”). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as expense. FSP 13-1 is effective for reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective, the Company would have recognized additional pre-opening costs of $4,229, $3,626 and $2,489 for the years ended December 31, 2005, 2004 and 2003, respectively.

3.	Leasehold Improvements, Property and Equipment

Leasehold improvements, property and equipment were as follows:

	December 31
	2005	2004
Land	$6,557	$6,298
Leasehold improvements and buildings	320,941	262,332
Furniture and fixtures	36,266	29,814
Equipment	63,356	51,907

	427,120	350,351
Accumulated depreciation	(86,426)	(60,478)

	$340,694	$289,873

4.	Income Taxes

Prior to the Company’s initial public offering, it was not a separate taxable entity for federal and certain state income tax purposes. The Company’s results of operations were included in the consolidated federal and

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

state income tax returns of McDonald’s and its affiliates. The Company will continue to be included in some state tax returns of McDonald’s until McDonald’s ownership percentage decreases below 50%. The provision for income taxes is calculated on a separate return basis.

The components of the benefit for income taxes are as follows:

	Years ended December 31
	2005	2004	2003
Current tax benefit (provision):
Federal	$(13,426)	$7,487	$9,205
State	(2,115)	1,386	1,705

	(15,541)	8,873	10,910

Deferred tax benefit (provision):
Federal	3,429	(9,647)	(6,825)
State	(775)	(1,838)	(1,143)

	2,654	(11,485)	(7,968)

Valuation allowance	20,343	2,612	(2,942)

Total benefit for income taxes	$7,456	$—	$—

During the year ended December 31, 2005, deferred taxes included an adjustment to the provision based on the actual tax returns filed, which resulted in an additional expense of $389. This true-up process also resulted in the receivable from McDonald’s being reduced by $3,352 in the same period. Lastly, the Company recorded adjustments to deferred tax assets and liabilities for enacted changes in state tax laws, which resulted in an additional $240 expense for the year ended December 31, 2005.

The following table shows the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

	Years ended December 31
	2005	2004	2003
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of related federal income tax benefit	4.8	4.8	4.7
Meals and entertainment	0.6	2.1	(1.3)
Other	2.2	0.7	(0.3)
Valuation allowance	(67.3)	(42.6)	(38.1)

Effective income tax rates	(24.7)%	0.0%	0.0%

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

	December 31,
	2005	2004
Long-term deferred income tax liability:
Leasehold improvements, property and equipment	$28,627	$33,846

Total long-term deferred income tax liability	28,627	33,846

Long-term deferred income tax asset:
Post-acquisition net operating loss carryforwards	34,743	45,985
Preacquisition net operating loss carryforwards	—	8,505
Deferred rent	6,162	4,341
Separate state net operating loss carryforwards	471	935
Stock compensation and other employee benefits	837	760
Valuation allowance	—	(26,680)

Total long-term deferred income tax asset	42,213	33,846

Net long-term deferred income tax asset:	13,586	—

Current deferred income tax liability:
Prepaid assets and other	296	758

Total current deferred income tax liability	296	758

Current deferred income tax asset:
Allowances, reserves and other	975	2,060
Stock compensation and other employee benefits	844	866
AMT tax credit	823	—
Valuation allowance	—	(2,168)

Total current deferred income tax asset	2,642	758

Net current deferred tax asset	2,346	—

Total deferred tax asset	$15,932	$—

As of December 31, 2005, the Company had total net operating losses (“NOLs”) of approximately $95,143 (after utilizing $41,239 in 2005) which were utilized by McDonald’s under the Company’s tax sharing agreement (see below). Through December 31, 2004, a valuation allowance had been recorded to offset the deferred tax assets, including those related to the NOLs, net of deferred tax liabilities. During the year ended December 31, 2005, the Company determined that it was more likely than not that it would realize its deferred tax assets and a valuation allowance was no longer required. When a valuation allowance related to net deferred tax assets resulting from an acquisition is reversed, the related tax benefit reduces goodwill. During the year ended December 31, 2005, the Company released $28,848 of valuation allowance of which $8,505 was attributable to the net deferred tax assets of Chipotle at the date of McDonald’s majority acquisition of the Company. The related release of valuation allowance has been recorded as a reduction of goodwill.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

In accordance with the tax allocation agreement between McDonald’s and the Company, which is effective any time the Company is included in a consolidated return with McDonald’s, the Company’s tax liability is computed on a separate return basis. The Company would pay McDonald’s for its allocated tax liability or if it benefited from net losses or tax credits of other members of the consolidated tax return. Likewise, McDonald’s would compensate the Company if it had a net operating loss or tax credit during the tax year that is used by other members of McDonald’s consolidated return. To the extent the Company generated taxable income, it would first be allocated to the separate return limitation year (“SRLY”) losses. Once the SRLY losses had either been fully utilized or expired, the taxable income would be offset against the tax attributes/deferred tax assets previously used by McDonald’s.

McDonald’s has utilized $118,041 of the Company’s losses, as a reduction of taxable income in its consolidated return. No tax benefit was reflected in the consolidated statement of operations for McDonald’s utilization of the Company’s NOLs, but rather was treated as a capital contribution. As of December 31, 2005 and 2004, the Company has recorded a receivable from McDonald’s in shareholder’s equity in the consolidated balance sheet of $28,195 and $45,985, respectively, for these unreimbursed tax attributes.

At the consummation of the Company’s initial public offering, the Company exited the consolidated group for federal and some state tax purposes and will be reimbursed for the remaining tax attributes in accordance with the tax sharing agreement. The tax effect of all changes in the tax bases of assets and liabilities, such as the elimination of the deferred tax asset related to the post-acquisition net operating loss carryforwards, will be recorded in equity and the Company will convert to a net long-term deferred tax liability position.

5.	Shareholders’ Equity

Preferred Stock

Prior to the initial public offering, the Company was authorized to issue 40,000 shares of preferred stock with a $0.01 par value. As mentioned in Note 1, as of the effective date of the Company’s initial public offering, each of the 8,034 shares of Series B convertible preferred stock and 3,975 shares of Series C and 8,511 shares of Series D junior convertible preferred stock outstanding were converted into one-third share of Class B common stock. The remaining preferred shares authorized had not been designated. In connection with the initial public offering, the Company authorized 600,000 shares of preferred stock with par value of $0.01, which have not been designated.

Common Stock

The consolidated financial statements and related notes reflect retroactive application of the Reclassification (as discussed in Note 1) including the conversion of each of the outstanding shares of preferred stock and common stock into one-third share of Class B common stock. The restated certification of incorporation authorizes the issuance of an aggregate 230,000 shares of common stock consisting of 30,000 shares of Class B common stock with a $0.01 par value and 200,000 shares of Class A common stock with a $0.01 par value. Each share of Class B common stock is convertible at the option of the share holder into one share of Class A common stock. Class B common stock shares shall also convert to Class A common stock shares if a transfer of ownership occurs (except in, and subsequent to, a tax free distribution). Class B common stock shares participate equally in dividends with Class A common stock shares. Voting rights of Class B common stock shares and Class A common stock shares are generally the same, except Class B common stock shares have ten votes per share whereas Class A common stock shares have one vote per share, with certain exceptions. For example, for purposes of approving a merger or consolidation, a sale of substantially all property or a dissolution, each share of both Class A and Class B will have only one vote.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

6.	Stock Based Compensation

Stock Options

In 2002, the Company adopted the Chipotle Executive Stock Option Plan (the “Option Plan”). Under the Option Plan, 1,000 shares of common stock have been reserved for issuance to eligible employees. The Option Plan is administered by the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine when the options are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for options granted under the Option Plan cannot be less than fair market value at the date of grant. The options granted vest three years from the date of grant and expire after five years and six months. The Company does not intend to grant additional options under the Option Plan. Subsequent to the adoption of SFAS 123(R) (as discussed in Note 1) on January 1, 2005, compensation expense (as valued on the original grant date under SFAS 123) is recognized equally over the remaining life of the award. Compensation expense related to stock options was $350 ($211 net of tax) for the year ended December 31, 2005. No compensation expense was recognized in the years ended December 31, 2004 and 2003. As of December 31, 2005, there was $69 of unrecognized compensation expense related to unvested options that is expected to be recognized over the remaining 4 month vesting period.

A summary of option activity under the Option Plan as of and for the years ended December 31, 2005, 2004 and 2003 is as follows:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value
Options outstanding as of January 1, 2003	119	$14.97
Granted	122	$17.49	$6.81

Options outstanding as of December 31, 2003	241	$16.25
Granted	—	$—

Options outstanding as of December 31, 2004	241	$16.25
Expired	(6)	$14.97	$6.27
Forfeited	(10)	$17.49	$6.81

Options outstanding as of December 31, 2005	225	$16.23

The following table reflects the vesting activity of options currently outstanding:

	Shares	Total Fair Value	Weighted- Average Exercise Price	Intrinsic Value	Weighted- Average Remaining Contractual Life
As of December 31, 2005:
Options vested and exercisable	112	$704	$14.97	$509	1.9

Effective with the Company’s initial public offering the Company adopted the Chipotle Mexican Grill, Inc. 2006 Incentive Plan (the “2006 Incentive Plan”). Under the 2006 Incentive Plan, 2,200 shares of Class A common stock have been authorized and reserved for issuances to eligible employees, of which 775 represents shares that were authorized for issuance, but not issued under the Option Plan. In conjunction with the initial public offering, the Company granted a one-time grant of 774 options to purchase shares of Class A common

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

stock to all of its salaried employees. The exercise price of the options was set at the grant date fair value, the initial public offering price, of $22.00 per share. These options vest three years after the grant date and expire after seven years. Compensation expense for these options will be recognized equally over a three year vesting period. These options are not reflected in the diluted earnings per share calculations.

Stock Appreciation Rights

In 2004, the Company adopted the Chipotle Stock Appreciation Rights Plan (the “SAR Plan”). The Company granted stock appreciation rights (“SARs”) on 167 shares of common stock which vest three years from the date of grant and expire after five years and six months. The fair value of the common stock on the date of grant was $22.35 per share. The SARs are accounted for as a liability, and compensation expense is revalued each reporting period and recognized over the remaining vesting period. The liability is included in other liabilities in the consolidated balance sheet. During the year ended December 31, 2005, no SARs were granted, had expired, or were exercised and 18 SARs were forfeited. During 2004, none of the SARs granted had expired, were forfeited or exercised. In addition, none of the SARs outstanding as of December 31, 2005 are vested or exercisable. Compensation expense related to SARs was $384 and $193 ($231 and $193 net of tax) for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, there was $235 of unrecognized compensation expense related to unvested SARs. Effective with the Company’s initial public offering, all SARs outstanding as of January 25, 2006 were converted into options to purchase 148 shares of Class A common stock. The options will have terms consistent with the original SARs, including the same vesting schedule (vesting in full in July 2007) and an exercise price of $22.35 per share. Upon conversion, the options will be accounted for as an equity award. The incremental compensation costs arising from the difference in the SARs fair value just prior to conversion and the fair value of the new award will be measured. The portion of the new award’s incremental compensation expense related to service periods that have been completed as of the effective date will be recognized immediately. Remaining unrecognized compensation expense will be recognized over the remaining 1.5 year vesting period.

Non-vested Shares

In 2005, the Company granted 153 shares of common stock with a grant date fair value of $19.50 per share (a related party contemporaneous valuation) which vest evenly over three years. No shares vested or were forfeited during the year. Compensation expense is recognized over the vesting period and is included in general and administrative expenses in the consolidated statement of operations. Compensation expense was $1,369 ($1,104 net of tax) for the year ended December 31, 2005. As of December 31, 2005, there was $1,619 of unrecognized compensation expense related to unvested shares that is expected to be recognized over the remaining 2.3 year vesting period.

Fair Value of Equity Awards

The following table reflects the assumptions utilized to value the 2003 stock option awards granted as well as the assumptions used to value the SARs as of December 31, 2005 under both SFAS 123(R) and SFAS 123 using the Black-Scholes valuation model. The risk-free interest rate is based upon U.S. Treasury Rates for instruments with similar terms. The expected life of the options is derived from historic behavior of representative employee groups. The full term of the options and SARs (together the “share units”) was used for the expected life since the share units were granted to senior management where turnover is expected to be low and since they are expected to hold the shares units for the full term to obtain the maximum benefit. The Company has not paid dividends to date and does not plan to pay dividends in the near future. The volatility

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

assumptions were derived from the Company’s annual independent stock valuation and historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to the Company.

	2005 (SARs)	2003 (Options)
Risk-free interest rate	3.9%	2.9%
Expected life (years)	5.0	5.5
Expected dividend yield	0.0%	0.0%
Volatility	37.0%	37.0%

In accordance with SFAS 123(R), the SARs were revalued as of December 31, 2005 using the assumptions effective as of that date which are noted above.

McDonald’s Options

McDonald’s issues stock options to certain employees of McDonald’s Corporation and its subsidiaries. On February 2, 2001, stock option grants were issued to certain employees of the Company under the McDonald’s Stock Ownership Incentive Plan (McDonald’s Plan). The options became exercisable equally over four years, expire 10 years from the date of grant and have an exercise price of $29.43 per share of McDonald’s stock. The Company has agreed to pay McDonald’s $2,356 for its cost of participating in McDonald’s Plan which was expensed equally over the four-year vesting period. As of December 31, 2005 and 2004, $1,178 of the amount was payable to McDonald’s, half of which is due in 2006 and 2008, and is included in the amount due to McDonald’s on the balance sheet.

7.	Employee Benefit Plans

McDonald’s sponsors a 401(k) plan which covers eligible employees of the Company. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. Employees become eligible to receive matching contributions after one year of service with the Company. For the years ended December 31, 2005, 2004 and 2003, Company matching contributions totaled approximately $828, $747 and $436, respectively.

8.	Related-Party Transactions

The Company enters into short-term agreements with McDonald’s to provide the Company with temporary capital. The Company has a line of credit with McDonald’s, which was for $30,000 and $20,000 as of December 31, 2005 and 2004, respectively. The line of credit bears interest at the prime rate plus 100 basis points (8.25% and 6.25% as of December 31, 2005 and 2004, respectively). The weighted-average interest rate was 6.72%, 5.00% and 5.00% for the years ended December 31, 2005, 2004 and 2003, respectively. Interest is added to the outstanding principal monthly. The line of credit is due on demand and expires June 30, 2006 and is not expected to be renewed. For the years ended December 31, 2005, 2004 and 2003, interest expense was $691, $191 and $15, respectively. No amounts were outstanding as of December 31, 2005 or 2004.

The Company invests its excess cash under short-term agreements with McDonald’s. The agreement in place as of December 31, 2004 provided for interest at the 30-day Commercial Paper rate plus 50 basis points (2.66% as of December 31, 2004), was due on demand and expired April 14, 2005. The Company has not had an agreement in place since April 15, 2005, but has been operating under the terms of the previous agreement.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Interest was added to the principal monthly. For the years ended December 31, 2005, 2004 and 2003, interest income was $12, $205 and $244, respectively. As of December 31, 2005 and 2004, the Company had $2,248 and $732, respectively, deposited under this arrangement.

The consolidated statement of operations reflects charges from McDonald’s of $8,790, $7,711 and $4,917 for the years ended December 31, 2005, 2004 and 2003, respectively. These charges primarily related to reimbursements of payroll and related expenses for certain McDonald’s employees that perform services for the Company, insurance coverage, software maintenance agreements and non-income based taxes. The charges are specifically identifiable to the Company. The Company cannot estimate with any reasonable certainty what these charges would have been on a stand-alone basis. However, the Company feels that these charges are indicative of what it could have incurred on a stand-alone basis.

The Company leases office and restaurant space from McDonald’s and its affiliates. Rent expense was $404, $306 and $243 for such leases for the years ended December 31, 2005, 2004 and 2003, respectively.

9.	Leases

The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-50 years. The option terms in each of these leases are typically in five-year increments. Typically, the lease includes rent escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices and vehicles.

Future minimum lease payments required under existing operating leases as of December 31, 2005 are as follows:

2006	$45,158
2007	45,039
2008	44,241
2009	44,471
2010	44,366
Thereafter	555,464

Total minimum lease payments	$778,739

Minimum lease payments have not been reduced by minimum sublease rentals of $12,615 due in the future under non-cancelable subleases.

Rental expense consists of the following:

	For the years ended December 31,
	2005	2004	2003
Minimum rentals	$42,506	$33,201	$23,688
Contingent rentals	$431	$284	$196
Sublease rental income	$(2,070)	$(1,632)	$(1,143)

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

During the year ended December 31, 2005, the Company entered into five sales and leaseback transactions. These transactions do not qualify for sales leaseback accounting because of the Company’s deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The assets under deemed landlord financing, net, totaled $2,907 and the deemed landlord financing liability was $3,533 as of December 31, 2005. The future minimum lease payments for each of the next five years and thereafter for deemed landlord financing obligations are as follows

2006	$310
2007	310
2008	310
2009	310
2010	316
Thereafter	5,273

Total minimum lease payments	6,829
Less: Interest implicit in lease	(3,296)

Total deemed landlord financing	$3,533

10.	Earnings Per Share

In connection with the Company’s initial public offering, the Reclassification (as discussed in Note 1) converted each share of Series B convertible preferred stock, Series C and Series D junior convertible preferred stock and common stock, issued and outstanding as of the effective date of the initial public offering, into one-third share of class B common stock. The share and per share data presented reflect the retroactive application of the Reclassification.

Basic earnings per common share is calculated by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per common share (“Diluted EPS”) is calculated using income (loss) available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include potential common shares related to stock options and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Options to purchase 241 shares of common stock in 2003 at a weighted-average exercise price of $16.00, which were outstanding during the period, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The following table sets forth the computations of basic and dilutive earnings per common share:

	Year ended December 31,
	2005	2004	2003
Net income (loss)	$37,696	$6,126	$(7,714)
Shares:
Weighted average number of common shares outstanding	26,281	25,454	22,384
Dilutive stock options	67	66	—
Dilutive non-vested stock	26	—	—

Diluted weighted average number of common shares outstanding	26,374	25,520	22,384

Basic earnings (loss) per share	$1.43	$0.24	$(0.34)

Diluted earnings (loss) per share	$1.43	$0.24	$(0.34)

11.	Contingencies

In August 2004, the merchant bank that processes the Company’s credit and debit card transactions, informed the Company it may have been the victim of a possible theft of credit and debit card data. Together with two forensic auditing firms, the Company investigated the alleged theft and reviewed its information systems and information security procedures. The Company also reported the problem to federal law enforcement authorities and has been cooperating in their investigation. While to date the Company has not discovered conclusive evidence that a theft occurred, the Company has upgraded its information security systems, including remediating the specific problems identified during the forensic audits. During 2004, the Company recorded a reserve for the potential exposure for losses and fines of $4,000. Through December 31, 2005, the Company utilized $2,183 of the reserve to cover fines and losses, which does not take into account a fine of $440 assessed by MasterCard in December 2005 which is expected to be charged against the reserve in 2006. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly.

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2005. These matters could affect the operating results of any one quarter when resolved in future periods. However, management believes after final disposition, any monetary liability or financial impact to the Company beyond that provided for at the end of the year would not be material to the Company’s annual consolidated financial statements.

The Company is party to an irrevocable standby letter of credit that ensures the Company’s performance/payment to Enterprise Fleet Services related to a leasing arrangement for vehicles in which $800 was outstanding as of December 31, 2005 and 2004.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

12.	Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data:

	2005
	March 31	June 30	September 30	December 31
Revenue	$133,416	$156,296	$164,670	$173,313
Operating income	$4,439	$9,321	$9,499	$7,735
Net income	$2,626	$25,725	$5,083	$4,262
Basic earnings per share	$0.10	$0.98	$0.19	$0.16
Diluted earnings per share	$0.10	$0.98	$0.19	$0.16

	2004
	March 31	June 30	September 30	December 31
Revenue	$101,442	$117,248	$124,563	$127,468
Operating income (loss)	$702	$4,944	$4,215	$(3,755)
Net income (loss)	$515	$5,034	$4,293	$(3,716)
Basic earnings (loss) per share	$0.02	$0.20	$0.16	$(0.14)
Diluted earnings (loss) per share	$0.02	$0.20	$0.16	$(0.14)

The earnings (loss) per share presented reflects the retroactive application of the Reclassification.

The quarterly results were impacted by the following unusual or infrequent events:

In the second quarter of 2005, the Company determined that it was more likely than not that it would realize its deferred tax assets and reversed its valuation allowance of $20,343, resulting in a net tax benefit of $16,739 in that quarter.

In the fourth quarter of 2004, the Company recorded charges of $4,000 to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and for the cost of replacing cards and monitoring expenses and fees, which reduced the Company’s operating income.

Chipotle Mexican Grill, Inc.

Consolidated Balance Sheet

(in thousands, except per share data)

	March 31, 2006	December 31, 2005
	(unaudited)
Assets
Current assets:
Cash	$133,464	$61
Accounts receivable, net of allowance for doubtful accounts of $446 and $308 as of March 31, 2006 and December 31, 2005, respectively	2,773	1,933
Notes receivable—McDonald’s Corp.	—	2,248
Inventory	3,049	2,625
Current deferred tax asset	1,047	2,346
Prepaid expenses	6,979	8,611

Total current assets	147,312	17,824

Leasehold improvements, property and equipment, net	345,790	340,694
Other assets	2,748	2,653
Long-term deferred tax asset	—	13,586
Goodwill	17,738	17,738

Total assets	$513,588	$392,495

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$9,290	$13,188
Accrued payroll and benefits	10,847	9,723
Accrued liabilities	14,734	15,683
Accrued loss contingency	1,270	1,817
Current portion of deemed landlord financing	58	57
Due to McDonald’s Corp.	3,228	1,514
Income tax payable	4,601	—

Total current liabilities	44,028	41,982

Deferred rent	38,723	37,106
Deemed landlord financing	3,461	3,476
Deferred income tax liability	19,496	—
Other liabilities	—	577

Total liabilities	105,708	83,141

Shareholders’ equity:
Class A common stock, $0.01 par value, 200,000 shares authorized, 9,145 and no shares outstanding as of March 31, 2006 and December 31, 2005, respectively	91	—
Convertible Class B common stock, $0.01 par value, 30,000 shares authorized, 23,295 and 26,281 shares issued and outstanding as of March 31, 2006 and December 31, 2005, respectively (Note 2)	234	263
Additional paid-in capital	464,372	375,728
Tax receivable—McDonald’s Corp.	(26,363)	(28,195)
Accumulated other comprehensive income	9	9
Accumulated deficit	(30,463)	(38,451)

Total shareholders’ equity	407,880	309,354

Total liabilities and shareholders’ equity	$513,588	$392,495

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Operations

(in thousands, except per share data)

	Three months ended March 31,
	2006	2005
	(unaudited)
Revenue:
Restaurant sales	$186,411	$132,917
Franchise royalties and fees	604	499

Total revenue	187,015	133,416

Restaurant operating costs:
Food, beverage and packaging	59,232	43,062
Labor	52,937	39,663
Occupancy	13,872	10,545
Other operating costs	23,238	17,314
General and administrative expenses	15,267	11,218
Depreciation and amortization	8,003	6,457
Pre-opening costs	1,110	450
Loss on disposal of assets	623	268

	174,282	128,977

Income from operations	12,733	4,439

Interest income	970	23
Interest expense	(64)	(79)

Income before income taxes	13,639	4,383
Provision for income taxes	(5,651)	(1,757)

Net income	$7,988	$2,626

Earnings per common share:
Basic	$0.26	$0.10

Diluted	$0.26	$0.10

Weighted average common shares outstanding:
Basic	30,683	26,281

Diluted	31,078	26,316

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Cash Flows

(in thousands)

	Three months ended March 31,
	2006	2005
	(unaudited)
Operating activities
Net income	$7,988	$2,626
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,003	6,457
Current income tax provision	1,832	2,497
Deferred income tax benefit	(1,185)	(740)
Loss on disposal of assets	623	268
Bad debt allowance	138	—
Stock-based compensation	1,520	300
Other	—	76
Changes in operating assets and liabilities:
Accounts receivable	(978)	(60)
Inventory	(424)	(63)
Prepaid expenses	1,632	(1,516)
Other assets	(95)	429
Accounts payable	(3,570)	(508)
Accrued liabilities	(372)	161
Income tax payable	4,601	—
Due to McDonald’s Corp.	1,714	67
Deferred rent	1,767	1,013

Net cash provided by operating activities	23,194	11,007

Investing activities
Purchases of leasehold improvements, property and equipment, net	(14,200)	(18,622)

Net cash used in investing activities	(14,200)	(18,622)

Financing activities
Proceeds from sale of common stock	133,333	—
Costs of issuing common stock	(12,400)	—
Proceeds from option exercises	839	—
Excess tax benefit on stock-based compensation	403	—
Payments on deemed landlord financing	(14)	—
Proceeds from McDonald’s—intercompany notes	2,248	26,219
Payments to McDonald’s—intercompany notes	—	(12,000)
Changes in cash overdrafts	—	(4,431)

Net cash provided by financing activities	124,409	9,788

Net change in cash and cash equivalents	133,403	2,173
Cash and cash equivalents at beginning of period	61	—

Cash and cash equivalents at end of period	$133,464	$2,173

Supplemental disclosures of cash flow information
Non-cash pre-opening rent capitalized to leasehold improvements	$—	$477

Net purchases of leasehold improvements, property and equipment accrued in accounts payable	$328	$5,277

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(dollars and share amounts in thousands, unless otherwise specified)

1.	Basis of Presentation

Chipotle Mexican Grill, Inc. (the “Company”), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 22 states throughout the United States and in the District of Columbia. As of March 31, 2006, the Company operated 496 restaurants and had eight restaurants operated by franchisees. McDonald’s Corporation (“McDonald’s”) is the majority owner of the Company with about 87% of the combined voting power of the Company’s outstanding common stock and 65% of the economic interest of the Company. In April 2006, McDonald’s announced it plans to reduce its ownership in the near term by approximately five million shares and complete the separation of its interest, subject to market conditions, by year end.

The Company manages its operations based on four regions and has aggregated its operations to one reportable segment and one reporting unit.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles for annual reports. This quarterly report should be read in conjunction with the consolidated financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2005.

2.	Initial Public Offering

In January 2006 the Company completed its initial public offering of 6,061 shares of Class A common stock, $0.01 par value, at a per share price of $22.00 with net proceeds to the Company of approximately $120.9 million (the “initial public offering”). McDonald’s sold an additional 3,000 shares including the underwriters’ over-allotment shares. In connection with the initial public offering, the Company filed a restated certificate of incorporation effecting the reclassification of all outstanding shares of Series B convertible preferred stock and Series C and Series D junior convertible preferred stock and all outstanding shares of common stock into one-third share of Class B common stock (the “Reclassification”). The accompanying unaudited consolidated financial statements and related notes reflect the effect of the Reclassification retroactively.

The restated certificate of incorporation authorizes the issuance of an aggregate 230,000 shares of common stock consisting of 30,000 shares of Class B common stock with a $0.01 par value and 200,000 shares of Class A common stock with a $0.01 par value. Each share of Class B common stock is convertible at the option of the shareholder into one share of Class A common stock. Class B common stock shares shall also convert to Class A common stock shares if a transfer of ownership occurs (except in, and subsequent to, a tax free distribution). Class B common stock shares participate equally in dividends with Class A common stock shares. Voting rights of Class B common stock shares and Class A common stock shares are generally the same, except Class B common stock shares have ten votes per share whereas Class A common stock shares have one vote per share, with certain exceptions. For example, for purposes of approving a merger or consolidation, a sale of substantially all property or a dissolution, each share of both Class A and Class B will have only one vote.

3.	Adoption of New Accounting Principle

Effective January 1, 2006 on a prospective basis, the Company adopted Financial Accounting Standards Board’s (“FASB”) Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

(dollars and share amounts in thousands, unless otherwise specified)

Period (“FSP 13-1”). Under FSP 13-1, rental costs associated with ground or building operating leases incurred during the construction period (“pre-opening rent”) are to be expensed. Accordingly, the Company recognized additional pre-opening expense of $652 ($393 net of tax) for the three months ended March 31, 2006. Prior to adoption of FSP 13-1, pre-opening rent was capitalized and included in leasehold improvements in the consolidated balance sheet. Had pre-opening rent been accounted for under FSP 13-1 in 2005, $1,069 ($644 net of tax) of additional pre-opening costs would have been recognized as expense in the three months ended March 31, 2005.

4.	Earnings Per Share

Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per common share (“Diluted EPS”) is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include common shares related to stock options and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. There were no anti-dilutive options for the three months ended March 31, 2006 or 2005.

The following table sets forth the computations of basic and dilutive earnings per common share:

	Three months ended March 31,
	2006	2005
Net income	$7,988	$2,626
Shares:
Weighted average number of common shares outstanding	30,683	26,281
Dilutive stock options	278	35
Dilutive non-vested stock	117	—

Diluted weighted average number of common shares outstanding	31,078	26,316

Basic earnings per share	$0.26	$0.10

Diluted earnings per share	$0.26	$0.10

5.	Stock-based Compensation

Stock Options

Effective with the Company’s initial public offering the Company adopted the Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan (the “2006 Incentive Plan”). Under the 2006 Incentive Plan, 2,200 shares of Class A common stock have been authorized and reserved for issuances to eligible employees. In conjunction with the initial public offering, the Company made a one-time grant of 774 options to purchase shares of its Class A common stock to all of its salaried employees. The exercise price of the options was set at the grant date fair value of $22.00 per share. These options vest three years after the grant date and expire after seven years. Compensation expense for these options will be recognized equally over the three-year vesting period. Also during the three months ended March 31, 2006, the Company modified certain options of terminated employees to accelerate vesting resulting in additional compensation expense in the first quarter. Compensation expense, including the portion related to accelerated options in 2006, was $891 and $143 ($536 and $86 net of tax) for the

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

(dollars and share amounts in thousands, unless otherwise specified)

three months ended March 31, 2006 and 2005, respectively. As of March 31, 2006, there was $5,763 of unrecognized compensation expense related to unvested options that is expected to be recognized over the remaining 34-month vesting period.

In February and March 2006, options to purchase an aggregate of 47 shares of the Company’s Class A common stock were exercised.

Stock Appreciation Rights

In 2004, the Company adopted the Chipotle Stock Appreciation Rights Plan (the “SAR Plan”). Compensation expense related to SARs was $23 and $159 ($14 and $96 net of tax) for the three months ended March 31, 2006 and 2005, respectively. Effective with the Company’s initial public offering, all SARs outstanding as of January 25, 2006 were converted into options to purchase an aggregate of 148 shares of Class A common stock. The options will have terms consistent with the original SARs, including the same vesting schedule (vesting in full in July 2007) and an exercise price of $22.35 per share. Effective with the conversion, the options are accounted for as an equity award. The incremental compensation costs arising from the difference in the SARs fair value just prior to conversion and the fair value of the new award were measured. The portion of the new award’s incremental compensation expense related to service periods that have been completed as of the effective date of $149 was recognized immediately. Remaining unrecognized compensation expense of $411 will be recognized over the remaining 15 month vesting period.

6.	Income Taxes

At the consummation of the Company’s initial public offering, the Company exited McDonald’s consolidated tax group for federal and some state tax purposes and will be reimbursed for the remaining tax attributes in accordance with the tax sharing agreement. Due to the exit from McDonald’s consolidated tax group, the Company eliminated the deferred tax asset related to the post-acquisition net operating loss carryforwards of $32,859 and alternative minimum tax (“AMT”) credits of $918 through equity. As a result, the Company converted to a net long-term deferred tax liability position of $19,496 as of March 31, 2006. There were no other significant changes to the Company’s deferred tax balances as a result of the tax deconsolidation.

7.	Related-Party Transactions

The Company entered into short-term agreements with McDonald’s to provide the Company with temporary capital. The line of credit bearing interest at the prime rate plus 100 basis points expires June 30, 2006 and is not expected to be renewed. For the three months ended March 31, 2006 and 2005, interest expense was $0 and $79, respectively. No amounts were outstanding as of March 31, 2006 or December 31, 2005.

Until the initial public offering, the Company invested its excess cash under short-term agreements with McDonald’s. The Company did not have an agreement in place, but had been operating under the terms of the previous agreement which expired April 14, 2005. Interest is added to the principal monthly. For the three months ended March 31, 2006 and 2005, interest income was $7 and $0, respectively. As of March 31, 2006 no amount was outstanding. As of December 31, 2005, $2,248 was on deposit under this agreement.

The consolidated statement of operations reflects charges from McDonald’s of $2,616 and $2,128 for the three months ended March 31, 2006 and 2005, respectively. These charges primarily related to reimbursements of insurance coverage, 401(k) matching contributions, payroll and related expenses for certain McDonald’s employees that perform services for the Company, software maintenance agreements and non-income based

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

(dollars and share amounts in thousands, unless otherwise specified)

taxes. The charges are specifically identifiable to the Company. These services are now pursuant to a services agreement the Company entered into with McDonald’s upon completion of the initial public offering. The Company cannot estimate with any reasonable certainty what these charges would have been on a stand-alone basis. However, the Company feels that these charges are indicative of what it could have incurred on a stand-alone basis.

The Company leases office and restaurant space from McDonald’s and its affiliates. Rent expense was $87 and $78 for such leases for the three months ended March 31, 2006 and 2005, respectively.

8.	Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of March 31, 2006. These matters could affect the operating results of any one quarter when resolved in future periods. However, management believes after final disposition, any monetary liability or financial impact to the Company would not be material to the Company’s consolidated financial statements.

In addition, the Company is involved in claims relating to the possible theft of our customers’ credit and debit card data. Through the end of March 2006, the Company has received claims through the bank that processes our credit and debit cards with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1,395. The Company also incurred $1,335 of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, the Company recorded a reserve for the potential exposure for losses and fines of $4,000. Through March 31, 2006, the Company utilized $2,730 of the reserve to cover fines and losses. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly.

FRESH IS NOT ENOUGH, ANYMORE

OUR
~ *Food With Integrity* ~
MANIFESTO

Why romaine lettuce when iceberg will do? Why trod the muddy fields of Iowa to see how pigs are raised? Why toast the cumin before you grind it? Why cumin, indeed?

The reasons are as simple as better-tasting burritos, and no less ambitious then revolutionizing the way America grows, gathers, serves and eats its food.

Doing all these things better, from start to finish, is our mission. We call it *Food With Integrity*. It energizes everything we do in our restaurants and behind the scenes. It cannot be captured in a food bite, or a sound byte. So read on.

Let's begin by dismissing the myth that freshness alone means superior food quality. Is it important? Of course. But freshness, at Chipotle, is simply a given. In the unending pursuit of quality food, using fresh ingredients is where you start, not where you finish.

At Chipotle we have a very focused menu. Our customers like that, and it gives us the opportunity to concentrate on every single ingredient that makes up our recipes.

Food With Integrity means working back along the food chain. It means going beyond distributors to discover how the vegetables are grown, how the pigs, cows and chickens are raised, where the best spices come from. We learn how these factors affect the flavor of the finished product. And what we can do to improve it.

Take our carnitas, for example. In pursuing new sources of pork, we discovered the naturally raised pigs of suppliers such as Niman Ranch. These animals are not confined in stressful "factories." They don't require hormones or antibiotics. Consequently the pork they produce has a natural, moist, delicious flavor. It tastes better and is better for you. Our customers love it. And because they do, we buy all we can. By creating a significant market for meats raised in a healthier environment, we make it worthwhile for suppliers to pursue these practices on a larger scale. That's how *Food With Integrity* works for everyone.

Today we're doing the same with new sources of chicken, beef, beans, avocados and even lettuce. We'll be doing it with every item that goes into our menu.

Food With Integrity is not a fad. It has been part of Chipotle since we started in 1993. Its importance has grown as we have grown. And make no mistake, growth can be good. Today our size allows us economies of scale. It helps us influence the decisions of our suppliers. And it lets us shoulder our way into the consciousness of the American eating public. Like we're doing now. Our size means we can change for the better the way people eat.

What does all this mean for you? In the short term it means better-tasting tacos and burritos. If you have been with us for several years you will have already noticed a difference. Looking forward, it means encouraging growers to pursue human and healthy practices, and rewarding small farmers who eschew mass production in favor of quality. It means new and higher expectations from all of us about what we consume every day.

Have we achieved our mission? No. Will we ever accomplish it? Never, because *Food With Integrity* is a constant process of searching and improving. But the changes will be noticeable, positive and significant. And you're part of making it happen, every time you come in.

Thanks.

Steve Ells - Founder & CEO

Chipotle

Part II

Information Not Required in Prospectus

13.	Other Expenses of Issuance and Distribution.

The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee		$27,866
NASD fee	$	*
New York Stock Exchange listing fees	$	*
Printing and engraving expenses		$100,000
Accounting fees and expenses		$125,000
Legal fees and expenses		$300,000
Blue Sky fees and expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous		$200,000

TOTAL	$

*	To be filed by amendment.

14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions; or (iv) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.

Our bylaws incorporate Section 145 of the Delaware General Corporation Law, which provides that we will indemnify each director and officer against all claims and expenses resulting from the fact that such person was an director, officer, agent or employee of the registrant. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the registrant; or (ii) in the case of a criminal proceeding, had no reasonable cause to believe the claimant’s conduct was unlawful. This determination will be made by our disinterested directors, our shareholders or independent counsel in accordance with Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

15.	Recent Sales of Unregistered Securities.

The following relates to sales of securities that have occurred since May 1, 2003 that have not been registered under the Securities Act:

In May 2005, the registrant issued 153,333 shares of non-vested common stock to Mr. Montgomery Moran pursuant to a Restricted Stock Agreement dated March 24, 2005 executed in connection with Mr. Moran’s offer of employment by us.

The shares vest in equal annual installments over three years from his date of employment, subject to his continued employment with us. In connection with this issuance, the registrant recognized $1.4 million of related compensation expense during 2005 and $0.5 million for the first quarter of 2006. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

In April 2004, the registrant issued 2,908,278 shares of common stock to McDonald’s and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders’ agreement, at an aggregate offering price of $65 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

In June 2003, the registrant issued 2,172,670 shares of common stock to McDonald’s and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders’ agreement, at an aggregate offering price of $38 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

16.	Exhibits

See the Exhibit Index, which follows the signature pages and is incorporated herein by reference.

17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on May 8, 2006.

/s/ John R. Hartung
By:	John R. Hartung
Title:	Chief Finance and Development Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Steve Ells, Montgomery Moran and John Hartung, or any of them, as his true and lawful attorney-in-fact with full power of substitution and resubstitution, in any and all capacities, to sign this registration statement or amendments (including, without limitation, post-effective amendments and registration statements filed pursuant to Rule 462 under the U.S. Securities Act of 1933) thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, the registration statement has been signed below on May 8, 2006 by the following persons in the following capacities and on the date indicated.

Signature	Title

/s/ Steve Ells Steve Ells	Chief Executive Officer (principal executive officer) and Chairman of the Board of Directors

/s/ Montgomery F. Moran Montgomery F. Moran	President and Chief Operating Officer (principal operating officer)

/s/ John R. Hartung John R. Hartung	Chief Finance and Development Officer (principal financial officer)

/s/ Robin S. Anderson Robin S. Anderson	Executive Director and Controller (principal accounting officer)

/s/ Albert S. Baldocchi Albert S. Baldocchi	Director

/s/ John S. Charlesworth John S. Charlesworth	Director

/s/ Patrick J. Flynn Patrick J. Flynn	Director

/s/ Darlene J. Friedman Darlene J. Friedman	Director

/s/ Mats Lederhausen Mats Lederhausen	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.†

3.1	Restated Certificate of Incorporation of Chipotle Mexican Grill, Inc.*

3.2	Restated Bylaws of Chipotle Mexican Grill, Inc.*

4.1	Form of Stock Certificate for Class A Common and Class B Common Shares.*

5.1	Legal Opinion of Kirkland & Ellis LLP.†

10.1	Chipotle Executive Stock Option Plan.**

10.2	Chipotle Stock Appreciation Rights Plan.**

10.3	Chipotle 2006 Cash Incentive Plan.**

10.4	Chipotle 2006 Stock Incentive Plan, including the form of Option Agreement and the form of Option Agreement for converted SARs.**

10.5	Services Agreement between Chipotle Mexican Grill, Inc. and McDonald’s Corporation.*

10.6	Amended and Restated Registration Rights Agreement among Chipotle Mexican Grill, Inc., McDonald’s Ventures, LLC and certain shareholders.*

10.7	Restricted Stock Award Agreement between Chipotle Mexican Grill, Inc. and Montgomery F. Moran.**

21.1	Subsidiaries of Chipotle Mexican Grill, Inc.**

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).†

24.1	Power of Attorney (included on signature pages hereto).

†	To be filed by amendment.
*	Incorporated by reference to Chipotle Mexican Grill, Inc.’s Annual Report on Form 10-K filed on March 17, 2006.
**	Incorporated by reference to Chipotle Mexican Grill, Inc.’s Registration Statement on Form S-1 (File No. 333-129221) filed on October 25, 2005.